



Distribution Statement A: Approved for public release. Distribution is unlimited.

TEXTRON

2025 ANNUAL REPORT

TEXTRON

GLOBAL NETWORK OF BUSINESSES

Textron is known around the world for its powerful brands of aircraft, defense and industrial products that provide customers with groundbreaking technologies, innovative solutions and first-class service.

TEXTRON AVIATION

Textron Aviation is home to the Beechcraft® and Cessna® aircraft brands and is a leader in general aviation through two principal product lines: aircraft and aftermarket parts and services. Aircraft includes sales of business jets, turboprop aircraft, military trainer and defense aircraft and piston engine aircraft. Aftermarket parts and services includes commercial parts sales and maintenance, inspection and repair services, and advanced flight training devices.

BELL

Bell is a leading supplier of military and commercial helicopters, tiltrotor aircraft and related spare parts and services. Bell supplies advanced military helicopters and tiltrotors to the U.S. Government and non-U.S. military customers and commercially certified helicopters to corporate, private, law enforcement, utility, public safety and emergency medical helicopter operators, and U.S. and foreign governments. Bell provides support and service for an installed base of approximately 13,000 helicopters.

INDUSTRIAL

Our industrial segment designs and manufactures a variety of products within the Kautex and Textron Specialized Vehicles businesses. Kautex is a leader in designing and manufacturing plastic fuel systems for automobiles and light trucks, along with other automotive systems and components. Textron Specialized Vehicles products include golf cars, utility vehicles, light transportation vehicles, aviation ground support equipment, professional turf-maintenance equipment and specialized turf-care vehicles.

TEXTRON SYSTEMS

Textron Systems' businesses develop, manufacture and integrate products and services for U.S. and international military, government and commercial customers to support defense, homeland security, aerospace, infrastructure protection and other customer missions. Product and service offerings include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems and both manned and unmanned armored and specialty vehicles.

TEXTRON eAVIATION

Textron eAviation is focused on research and development initiatives related to sustainable aviation solutions and includes Pipistrel, a manufacturer of light aircraft. Pipistrel offers a family of light aircraft and gliders with both electric and combustion engines. Pipistrel's Velis Electro is the world's first, and currently only, electric aircraft to receive full type certification from the European Union Aviation Safety Agency and from the UK Civil Aviation Authority.

FINANCE

Our Finance segment, operated by Textron Financial Corporation (TFC), is a commercial finance business that provides financing solutions primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. For more than 70 years, TFC has played a key role for Textron customers around the globe.





























BELL | Cessna | Beechcraft BY TEXTRON AVIATION | PIPISTREL | TEXTRON Systems | HOWE X HOWE | LYCOMING | ATAC A Textron Company

KAUTEX A Textron Company | E-Z-GO | JACOBSEN | TEXTRON GSE GROUND SUPPORT EQUIPMENT | CUSHMAN | TEXTRON FINANCIAL

TEXTRON

SELECTED YEAR-OVER-YEAR FINANCIAL DATA

(Dollars in Millions, Except Per Share Amounts)	2025	2024
Total Revenues	$14,799	$13,702
Total Segment Profit[1]	1,363	1,200
Income from Continuing Operations—GAAP	923	825
Adjusted Income from Continuing Operations—Non-GAAP[1]	1,100	1,042
PER SHARE OF COMMON STOCK		
Common Stock Price at Year-End	$ 87.05	$ 77.21
Diluted Income from Continuing Operations—GAAP	5.12	4.34
Adjusted Diluted Income from Continuing Operations—Non-GAAP[1]	6.10	5.48
COMMON SHARES OUTSTANDING (In Thousands)		
Diluted Average	180,258	190,307
Year-End	174,310	182,964
FINANCIAL POSITION		
Total Assets	$18,129	$16,838
Manufacturing Group Debt	3,539	3,247
Finance Group Debt	339	341
Shareholders' Equity	7,875	7,204
Manufacturing Group Debt-to-Capital (Net of Cash)	17%	21%
Manufacturing Group Debt-to-Capital	31%	31%
KEY PERFORMANCE METRICS		
Net Cash from Operating Activities of Continuing Operations for the Manufacturing Group—GAAP	$ 1,327	$ 1,008
Manufacturing Cash Flow Before Pension Contributions—Non-GAAP[1]	969	692

1. Segment Profit, Adjusted Income from Continuing Operations, Adjusted Diluted Earnings Per Share and Manufacturing Cash Flow Before Pension Contributions are Non-GAAP Financial Measures as defined on page 9.



2025 TOTAL REVENUES BY SEGMENT
- Textron Aviation 40.3%
- Bell 28.9%
- Industrial 21.7%
- Textron Systems 8.4%
- Finance 0.5%
- Textron eAviation 0.2%

2025 TOTAL REVENUES BY CUSTOMER TYPE
- Commercial 73%
- U.S. Government 27%

2025 TOTAL REVENUES BY REGION
- U.S. 69%
- Europe 9%
- South and Latin America 9%
- Other International 13%

LETTER FROM OUR EXECUTIVE CHAIRMAN

TO OUR SHAREHOLDERS,

2025 was a strong year for Textron, highlighted by solid financial performance and execution across the Company. Our businesses delivered on customer commitments, advanced critical programs, and strengthened Textron's position for long-term growth. The depth of our talent and focus on operational excellence continue to make Textron a trusted partner to military and commercial customers around the world.



SCOTT C. DONNELLY
Executive Chairman

DELIVERING FOR OUR MILITARY CUSTOMERS

Our defense businesses had a particularly strong year, with significant milestones achieved at Bell, Textron Systems, and Textron Aviation Defense.

During the year, Bell worked with the U.S. Army to accelerate the timeline for the MV-75 program. Bell delivered two MV-75 virtual prototypes to the Army, which is a key element of the Army's accelerated acquisition approach. The prototypes are advanced simulators based on a "digital twin" of the MV-75 weapon system that enable user familiarization and development of tactics, techniques, and procedures (TTPs). They also allow soldiers to access elements of the weapon system and provide feedback for shaping the design. Our teams ramped up engineering and manufacturing activities, progressing toward the first prototype tests planned for late 2026, and remained highly engaged with Army senior leadership. Throughout the year,

Bell showcased the capabilities of the MV-75 to military leaders, soldiers, and industry partners, underscoring that this aircraft will provide the next generation of Army aviation with unmatched capability.

Bell was selected for Phase 2 of the Defense Advanced Research Projects Agency (DARPA) Speed and Runway Independent Technologies (SPRINT) X-Plane program with the objective of completing design, construction, ground testing, and certification of an X-plane demonstrator. This accomplishment is the result of years of innovative teamwork and builds on the Company's history of X-planes and high-speed vertical lift technology development.

The Bell 412EPX continued to gain momentum as an international military platform, with the Tunisian Air Force signing a purchase agreement for 12 aircraft, its first order in the Middle East and Africa region. This model has received orders from public safety and para-military customers around the world.

FIRST QUARTER



Textron Systems introduces TSUNAMI® family of autonomous maritime surface vessels.

Nuuva V300 completed first hover flight.

New Cushman Hauler XL utility vehicle makes debut.

First international sale of Beechcraft King Air 260 military multi-engine training aircraft to Canada.

Bell completed the successful delivery of 40 Bell 505 helicopters to the Republic of Korea (ROK) Army and ROK Navy. With its Bell 505 fleet, the ROK Armed Forces have joined other government agencies and law enforcement units worldwide that use this aircraft as a rotary wing trainer.

Separately, Bell's advancement in the U.S. Army's Flight School Next competition underscores its longstanding leadership in military flight training. Drawing on decades of experience supporting pilot training programs, Bell is offering a comprehensive training solution that combines aircraft, modern digital learning tools, and instructional expertise to meet the evolving needs of the Army.

Textron Systems had a strong year of bookings with backlog growth of more than $700 million over the prior year. This was primarily driven by our Ship-to-Shore Connector program, multiple programs at Airborne Tactical Advantage Company (ATAC) and the Mobile Strike Force Vehicle (MSFV) contract with the Ukraine Security Assistance Initiative.

At Textron Systems' New Orleans Shipyard, we delivered the 15th Ship-to-Shore Connector craft to the U.S. Navy and received contract awards for four additional craft to support the U.S. Navy and U.S. Marine Corps.

ATAC won several multi-year contracts with the U.S. Navy, U.S. Marine Corps and U.S. Air Force to provide training support services, adversary air services and Stand-Off Jamming Jets Services to our military customers. These awards, representing up to nearly $1 billion in total maximum value, recognized the capabilities of the ATAC team and their expertise in supporting the military's missions.

Textron Systems announced a three-year, $163 million Foreign Military Sales contract to build and deliver 65 MSFV COMMANDO™ Select Vehicles to Ukraine to support the Ukraine Security Assistance Initiative. We also continued our work on the Advanced Reconnaissance Vehicle (ARV) program with the delivery of an upgraded Systems Integration Lab and a Cottonmouth® 30mm prototype vehicle variant to the U.S Marine Corps.

Building on its reputation as a global leader in uncrewed vehicles, Textron Systems sold the rugged and reliable RIPSAW® M3 robotic ground vehicle to the government of Sweden, which is the product's first sale in Europe.

Textron Aviation Defense expanded the Company's global footprint by selling our Beechcraft T-6 Texan II Integrated Training System to Japan's Air Self-Defense Force. The initial contract includes two aircraft and instructor pilot and aircraft maintenance training materials. Japan will be the 15th nation to use the T-6 Texan II as its integrated training system. Textron Aviation Defense also announced the first international sale of seven Beechcraft King Air 260 military multi-engine training aircraft, which will be used to train pilots for the Royal Canadian Air Force in support of its Future Aircrew Training program.

SECOND QUARTER



Textron Aviation holds grand opening for Career & Learning Center.

Delivery of the first MV-75 virtual prototype to the U.S. Army.

Bell completes delivery of 40 Bell 505 helicopters to the Republic of Korea Army and Navy.

Textron Systems received contract awards for four additional Ship-to-Shore Connector craft.

SUCCESS WITH TEXTRON'S COMMERCIAL PRODUCTS

Our commercial products also proved successful in 2025 across our Textron Aviation, Bell, and Industrial Segments.

Textron Aviation saw strong customer demand across its product line, ending the year with $7.7 billion of backlog and delivering 171 jets and 146 commercial turboprops, up from 151 and 127, respectively, in 2024.

We continue to invest in our product portfolio and achieved key certifications with three new aircraft models. Our mix of clean-sheet designs and enhancements to proven platforms continues to be a successful strategy, attracting new customers and reinforcing Textron Aviation's leadership in general aviation.

The Citation Ascend, the Citation CJ3 Gen 2 and the Citation M2 Gen2 equipped with Garmin autothrottles all received type certification in 2025. Our pace of bringing new products to market demonstrates our commitment to making aircraft and product enhancements for our customers, providing them with improved aircraft performance and new cabin technology that supports their missions. Since 2013, Textron Aviation has achieved Federal Aviation Administration (FAA) certification of nine business jets, leading the industry in product development and innovation.

At Bell, notable orders included Air Methods' purchase agreement for up to 27 407GXi helicopters, including 15 IFR-configured Bell 407GXis with an option to purchase an additional 12 aircraft, to advance their emergency care operations. The Bell 407GXi remains a top platform for air medical agencies around the world. During the year, Bell delivered the first of an anticipated 24 Bell 407 GXi IFR-configured aircraft to Global Medical Response.

We expanded our flight training portfolio by achieving FAA qualification for our TRU Simulation Cessna Skyhawk Veris Virtual Reality (VR) Simulator, which is designed to meet FAA Flight Training Device level 7 standards and has a fully configured cockpit replicating the Cessna Skyhawk instrumentation and controls. The US Aviation Academy signed a purchase agreement for five of these simulators and an option to purchase 10 more, marking the first fleet order for VR training devices.

Pipistrel achieved certifications for its products across multiple countries, including Canada, Colombia, and South Korea, furthering our leadership in sustainable aviation. Transport Canada awarded type service validation to the Pipistrel Explorer, Velis Club, and Velis Electro models, strengthening Pipistrel's position in the Canadian market. The Pipistrel Velis Electro is the first and currently only commercially available, type-certified fully electric aircraft.

Kautex's innovative Pentatonic battery system was selected by a major automotive manufacturer for its battery electric vehicle platform. The Kautex team continues to engage with automotive customers to demonstrate the benefits of this technology. The Pentatonic battery system features

THIRD QUARTER


Kautex wins order from leading automotive manufacturer for Pentatonic battery electric vehicle platform.


Bell selected for Phase 2 of DARPA SPRINT X-Plane program.


ATAC receives U.S. Navy contract award for Fleet Fighter Jet Services program.


Textron Systems awarded contract for 65 Commando™ Select Vehicles to Ukraine.

a lightweight, fully composite and highly integrated enclosure design that supports cell protection, enables efficient packaging, and meets OEM requirements through validated testing and serial-production readiness.

Textron Specialized Vehicles (TSV) continued to expand its product line by debuting a new Cushman Hauler XL utility vehicle. In addition to a larger payload capacity and longer flat bed, the vehicle is available as a fully electric ELiTE series model powered by lithium-battery technology and as a gas-powered model.

E-Z-GO's Pace Technology enhanced its solutions for golfers and golf course operators with Walk and Enhanced Speed Control capabilities, designed to improve consistency, precision, and efficiency across operating conditions. Together, these product and technology launches reflect a focus on delivering practical, customer-driven innovations that support sustainability, productivity, and long-term value for our customers.

LOOKING AHEAD

In 2025, our Board conducted a thorough succession process resulting in the announcement of Lisa Atherton as our new President and Chief Executive Officer. Lisa's appointment is a clear demonstration of our commitment to talent development in our Company. I am honored to continue serving Textron as Executive Chairman, supporting Lisa and the leadership team as they guide the Company forward.

2025 WAS A STRONG YEAR FOR TEXTRON, HIGHLIGHTED BY SOLID FINANCIAL PERFORMANCE AND EXECUTION ACROSS THE COMPANY.

Textron enters 2026 with momentum. Our backlog is strong, we are focused on execution and our teams are energized. We remain focused on delivering for our customers, creating value for our shareholders, and building a sustainable future.

I want to thank our employees for their extraordinary contributions, our customers for their trust, and our shareholders for their continued support. Together, we are shaping the future of aerospace, defense, and industrial innovation.

Sincerely,

SCOTT C. DONNELLY
Executive Chairman



Cessna Citation Ascend, CJ3 Gen2 and M2 Gen2 with autothrottles receive FAA type certification.

TRU Simulation + Training's Bell 525 Flight Simulation training device receives FAA qualification.



Textron Systems' RIPSAW® M3 robotic ground vehicle sold to Sweden.

TO OUR SHAREHOLDERS,

As I begin my first year as Textron's President and Chief Executive Officer, I am honored to lead this exceptional Company. During my 18 years at Textron, I have had the privilege of leading two of our businesses—Bell and Textron Systems—and have had a front row seat to Textron's spirit of innovation, engineering excellence, and commitment to our commercial and military customers.



LISA M. ATHERTON
President and CEO

We enter 2026 with momentum fueled by key contract wins, program advancements, and new product milestones. We have a clear plan to build on our success: execute with rigor across our products, programs and operations, deploy capital with discipline, and manage the portfolio for durable growth and shareholder returns.

Execution is our first priority. At Textron Aviation, we saw sustained demand across both jets and turboprops, reflecting the confidence that our customers have in our products and support. Textron Aviation continued to execute its strategy of customer-driven innovation, achieving FAA certifications for three new aircraft models in 2025 and looking forward to the expected certification of the Beechcraft Denali in 2026.

Bell has worked with the U.S. Army to accelerate the timeline for the MV-75 program, progressing through critical system reviews in parallel with the build and assembly of test aircraft. The team's momentum on execution of this program is proving our ability to move quickly, apply cutting-edge technology, and translate innovation into

mission-critical capabilities for our military customers. Bell's SPRINT X-Plane Phase 2 selection validates our technical edge and keeps us at the forefront of high-speed vertical lift.

At Textron Systems, our Ship-to-Shore Connector program continues to demonstrate our ability to deliver reliably at scale. Additionally, new wins in unmanned systems, advanced ground vehicles, and mission & training systems expanded the backlog, positioning us for future growth.

Our Industrial businesses are focusing on new products aligned with customer needs—from Kautex's innovative Pentatonic battery system for electric and hybrid vehicles, to electric platform progress at Textron Specialized Vehicles.

We will deploy capital with discipline. Our capital deployment priorities reflect where we see the strongest opportunity for long-term value creation. In 2026, we will continue to invest in product development activities across the Company and pursue opportunities that strengthen our capabilities, ensure supplier resilience, and expand our technology base in key markets. In addition, we expect to significantly increase capital investment at Bell to meet the Department of War production demand on the MV-75 program. In addition to capital expenditures to support infrastructure for this program, this increase also will include substantial funding of long-lead materials for the MV-75, ensuring we are aligned with customer timelines and prepared to execute.

We will manage the portfolio for durable growth and shareholder returns. Our approach to the Textron portfolio of businesses remains disciplined. While we actively consider opportunities to add to the Textron enterprise, we will pursue acquisitions only where the strategic fit is clear and the returns are compelling. Our lens is simple: focus the portfolio where we have cost, capability, and customer advantage, and recycle capital from lower-return areas to higher-return opportunities.

I am both humbled and thrilled at the opportunity entrusted to me as the CEO of this amazing team. Working together, we deliver the performance and innovation our customers and shareholders expect. As we look ahead, I am committed to building on our momentum and advancing our strategy with discipline. We appreciate your continued support, and I look forward to what we will accomplish.

Sincerely,

LISA M. ATHERTON
President and CEO

IN 2026, WE WILL CONTINUE TO INVEST IN PRODUCT DEVELOPMENT ACTIVITIES ACROSS THE COMPANY AND PURSUE OPPORTUNITIES THAT STRENGTHEN OUR CAPABILITIES, ENSURE SUPPLIER RESILIENCE, AND EXPAND OUR TECHNOLOGY BASE IN KEY MARKETS.

LEADERSHIP

BOARD OF DIRECTORS

SCOTT C. DONNELLY [1]
Executive Chairman
Textron Inc.

RICHARD F. AMBROSE [1] [2]
Executive Vice President — Space
(Retired)
Lockheed Martin Corporation

LISA M. ATHERTON [1]
President and CEO
Textron Inc.

KATHLEEN M. BADER [2] [3]
President and CEO (Retired)
NatureWorks LLC

R. KERRY CLARK [2] [3]
Chairman and CEO (Retired)
Cardinal Health, Inc.

MICHAEL X. GARRETT [2] [3]
General (Retired)
U.S. Army

DEBORAH LEE JAMES [1] [4]
23rd Secretary of the
U.S. Air Force (Retired)

THOMAS A. KENNEDY [2] [4]
Executive Chairman (Retired)
Raytheon Technologies

CRISTINA MÉNDEZ [2] [3]
Executive Vice President
and CFO
Otis Worldwide Corporation

ROB MIONIS [2] [4]
President and CEO
Celestica Inc.

LIONEL L. NOWELL III [1] [2] [4] [5]
Senior Vice President
and Treasurer (Retired)
PepsiCo, Inc.

MARIA T. ZUBER [1] [3]
Presidential Advisor for
Science and Technology Policy
Massachusetts Institute
of Technology

Numbers Indicate Committee
Memberships:

(1) Executive Committee:
    Chair, Scott C. Donnelly

(2) Audit Committee:
    Chair, Richard F. Ambrose

(3) Nominating and Corporate
    Governance Committee:
    Chair, Maria T. Zuber

(4) Organization and
    Compensation Committee:
    Chair, Deborah Lee James

(5) Lead Director:
    Lionel L. Nowell III

EXECUTIVE OFFICERS

LISA M. ATHERTON
President and CEO
Textron Inc.

SCOTT C. DONNELLY
Executive Chairman
Textron Inc.

JULIE G. DUFFY
Executive Vice President and
CHRO
Textron Inc.

E. ROBERT LUPONE
Executive Vice President,
General Counsel, Secretary
and CCO
Textron Inc.

DAVID ROSENBERG
Executive Vice President and
CFO
Textron Inc.

SEGMENT AND BUSINESS UNIT PRESIDENTS

RONALD DRAPER
President and CEO
Textron Aviation

TOM HAMMOOR
President and CEO
Textron Systems

ROBERT HOTALING
President
Textron Financial

R. DANNY MALDONADO
President and CEO
Bell

JÖRG RAUTENSTRAUCH
President and CEO
Industrial Segment,
Kautex and Textron
Specialized Vehicles

CORPORATE OFFICERS

MARK S. BAMFORD
Vice President,
Corporate Controller
Textron Inc.

ROBERT D. EDGAR
Vice President —
Textron Audit Services
Textron Inc.

JANET S. FOGARTY
Vice President and
Deputy General Counsel
Textron Inc.

SCOTT P. HEGSTROM
Vice President — Investor
Relations and Treasurer
Textron Inc.

SHANNON H. HINES
Senior Vice President —
Government Affairs &
Washington Operations
Textron Inc.

TODD A. KACKLEY
Vice President and
CIO
Textron Inc.

LAWRENCE J. LA SALA
Vice President and
Deputy General Counsel —
Litigation
Textron Inc.

MATT REISTER
Vice President — Mergers &
Acquisitions & Strategy
Textron Inc.

FOOTNOTE TO SELECTED
YEAR-OVER-YEAR FINANCIAL DATA (CONTINUED FROM PAGE 1)
NON-GAAP FINANCIAL MEASURES AND RECONCILIATION TO GAAP

SEGMENT PROFIT

Segment profit is an important measure used by our chief operating decision maker for evaluating performance and for decision-making purposes. Segment profit for the manufacturing segments excludes the non-service components of pension and postretirement income, net; LIFO inventory provision; intangible asset amortization; interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; special charges; and an inventory valuation charge to write down production-related powersports inventory. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

ADJUSTED INCOME FROM CONTINUING OPERATIONS AND ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted income from continuing operations and adjusted diluted earnings per share exclude LIFO inventory provision, net of tax; intangible asset amortization, net of tax; special charges, net of tax; and gains/losses on major business dispositions, net of tax. LIFO inventory provision is excluded to improve comparability with other companies in our industry who have not elected to use the LIFO inventory costing method. Intangible asset amortization is excluded to improve comparability as the impact of such amortization can vary substantially from company to company depending upon the nature and extent of acquisitions, and exclusion of this expense is consistent with the presentation of non-GAAP measures provided by other companies within our industry. Management believes that it is important for investors to understand that these intangible assets were recorded as part of purchase accounting and contribute to revenue generation. We consider items recorded in special charges, such as enterprise-wide restructuring, certain asset impairment charges, and acquisition-related restructuring, integration and transaction costs, to be of a non-recurring nature that is not indicative of ongoing operations.

ADJUSTED INCOME FROM CONTINUING OPERATIONS AND ADJUSTED DILUTED EARNINGS PER SHARE GAAP TO NON-GAAP RECONCILIATION

(Dollars in Millions, Except Per Share Amounts)	2025	2024
INCOME FROM CONTINUING OPERATIONS—GAAP	**$ 923**	$ 825
Add: LIFO inventory provision, net of tax	**151**	133
Intangible asset amortization, net of tax	**25**	26
Special charges, net of tax	**1**	58
ADJUSTED INCOME FROM CONTINUING OPERATIONS—NON-GAAP	**$1,100**	$1,042
DILUTED EARNINGS PER SHARE:		
INCOME FROM CONTINUING OPERATIONS—GAAP	**$ 5.12**	$ 4.34
Add: LIFO inventory provision, net of tax	**0.84**	0.70
Intangible asset amortization, net of tax	**0.14**	0.14
Special charges, net of tax	**—**	0.30
ADJUSTED INCOME FROM CONTINUING OPERATIONS—NON-GAAP	**$ 6.10**	$ 5.48

MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS

Manufacturing cash flow before pension contributions adjusts net cash from operating activities (GAAP) for the following:

• Deducts capital expenditures and includes proceeds from insurance recoveries and the sale of property, plant and equipment to arrive at the net capital investment required to support ongoing manufacturing operations;
• Excludes dividends received from Textron Financial Corporation (TFC) and capital contributions to TFC provided under the Support Agreement and debt agreements as these cash flows are not representative of manufacturing operations;
• Adds back pension contributions as we consider our pension obligations to be debt-like liabilities. Additionally, these contributions can fluctuate significantly from period to period and we believe that they are not representative of cash used by our manufacturing operations during the period.

While we believe this measure provides a focus on cash generated from manufacturing operations, before pension contributions, and may be used as an additional relevant measure of liquidity, it does not necessarily provide the amount available for discretionary expenditures since we have certain non-discretionary obligations that are not deducted from the measure.

MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS GAAP TO NON-GAAP RECONCILIATION

(In Millions)	2025	2024
NET CASH FROM OPERATING ACTIVITIES—GAAP	**$1,327**	$1,008
Less: Capital expenditures	**(383)**	(364)
Dividends received from TFC	**(25)**	—
Plus: Total pension contributions	**41**	44
Proceeds from sale of property, plant and equipment	**9**	4
MANUFACTURING CASH FLOW BEFORE PENSION CONTRIBUTIONS—NON-GAAP	**$ 969**	$ 692

TEXTRON'S DIVERSE PRODUCT PORTFOLIO

TEXTRON AVIATION



Citation Longitude®



Citation Ascend®



Beechcraft® Denali

BELL



MV-75 FLRAA



Bell 505



SUBARU Bell 412EPX

INDUSTRIAL



Cushman® Hauler® XL ELiTE



Jacobsen® HR-3 ELiTE



Kautex Pentatonic™ Cell to Pack Battery Enclosure

TEXTRON SYSTEMS



CUSV®



Ripsaw® M3



ATAC F-21

TEXTRON eAVIATION



Pipistrel Velis Electro



Pipistrel Panthera



Pipistrel Nuuva V300

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 3, 2026
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 1-5480

Textron Inc.

(Exact name of registrant as specified in its charter)

Delaware	**05-0315468**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
40 Westminster Street, Providence, RI	**02903**
(Address of principal executive offices)	(Zip code)

Registrant's Telephone Number, Including Area Code: **(401) 421-2800**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock — par value $0.125	TXT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act . ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☒			Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the registrant's Common Stock held by non-affiliates at June 28, 2025 was approximately $14.3 billion based on the New York Stock Exchange closing price for such shares on that date. The registrant has no non-voting common equity.

At February 7, 2026, 174,162,437 shares of Common Stock were outstanding.

Documents Incorporated by Reference

Part III of this Report incorporates information from certain portions of the registrant's Definitive Proxy Statement for its Annual Meeting of Shareholders to be held on April 29, 2026.

Textron Inc.
Index to Annual Report on Form 10-K
For the Fiscal Year Ended January 3, 2026

PART I

Item 1. Business

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative products and services around the world. References to "Textron," the "Company," "we," "our" and "us" in this Annual Report on Form 10-K, unless otherwise indicated, refer to Textron Inc. and its consolidated subsidiaries.

Through 2025, we conducted our business through six operating segments: Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation, which represent our manufacturing businesses, and Finance, which represents our captive finance business. Our segments include numerous separately incorporated subsidiaries. Effective January 4, 2026, the beginning of our 2026 fiscal year, the business activities of the Textron eAviation segment were realigned within Textron's other operating segments resulting in the elimination of the Textron eAviation segment as a separate reporting segment. For additional information regarding this segment change, see the *Textron eAviation Segment* section below. We will begin to report under the new segment reporting structure with the filing of our Quarterly Report on Form 10-Q for the first quarter of 2026.

Total revenues for 2025 were $14.8 billion and are presented below by segment and customer type.



2025 Total Revenues by Segment

Textron Aviation 40.3%
Textron eAviation 0.2%
Finance 0.5%
Textron Systems 8.4%
Industrial 21.7%
Bell 28.9%




2025 Total Revenues by Customer Type

Commercial 73%
U.S. Government 27%

The following description of our business and operating segments should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Textron Aviation Segment

Textron Aviation is a leader in general aviation. Textron Aviation manufactures, sells and services Cessna and Beechcraft aircraft, and services the Hawker brand of business jets. The segment has two principal product lines: aircraft and aftermarket parts and services. Aircraft includes sales of business jets, turboprop aircraft, military trainer and defense aircraft and piston engine aircraft. Aftermarket parts and services includes commercial parts sales and maintenance, inspection and repair services, and advanced flight training devices.

Textron Aviation's business jets include the Cessna Citation M2 Gen2, Citation CJ3 Gen2, Citation CJ4 Gen2, Citation Ascend, Citation Latitude and the Citation Longitude. In 2024, Textron Aviation announced its next generation of light jets, the Citation M2 Gen3, CJ3 Gen3 and CJ4 Gen3, which will include the revolutionary Garmin Emergency Autoland technology. Currently under development, the M2 Gen3, CJ3 Gen3 and CJ4 Gen3 are expected to enter into service in 2027.

Textron Aviation's turboprop aircraft include the Beechcraft King Air 260, King Air 360ER and King Air 360, and the Cessna Caravan, Grand Caravan EX and SkyCourier. The Beechcraft Denali, a high-performance single engine turboprop aircraft under development, continues toward Federal Aviation Administration (FAA) certification. The engine that powers the Denali was certified by the FAA in February 2025 and is expected to be up to 20% more efficient than similarly sized engines. The Denali is expected to enter into service in 2026.

Textron Aviation's military trainer and defense aircraft include the Beechcraft T-6 trainer, which has been used to train pilots from more than 40 countries, and the AT-6 light attack military aircraft. Textron Aviation's piston engine aircraft include the Cessna Skyhawk, Skylane, Turbo Skylane and the Turbo Stationair HD.

Textron Aviation markets its products worldwide through its own sales force, as well as through a network of authorized independent sales representatives. With a product lineup ranging from introductory training aircraft through super mid-size business jets, Textron Aviation's diverse customer base includes fractional aircraft businesses, charter and fleet operators, corporate aviation, individual buyers, training schools, airlines, and special mission, military and government operators.

In support of its family of aircraft, Textron Aviation operates a global network of more than 20 service centers. In addition, more than 300 authorized independent service centers are located throughout the world. Textron Aviation-owned service centers provide customers with 24-hour service and maintenance. Textron Aviation also provides its customers with around-the-clock parts support and offers a mobile support program with over 80 mobile service units.

Bell Segment
Bell is a leading worldwide supplier of military and commercial helicopters, tiltrotor aircraft, and related spare parts and services. Tiltrotor aircraft are designed to provide the benefits of both helicopters and fixed-wing aircraft.

Bell supplies advanced military helicopters and provides parts and support services to the U.S. Government and to military customers outside the United States. Bell's primary U.S. Government programs are for the development of a next generation tiltrotor aircraft for the U.S. Army's Future Long Range Assault Aircraft program, now designated as the MV-75 program and the production and support of the V-22 tiltrotor aircraft and H-1 helicopters. Under the U.S. Government-sponsored foreign military sales program, Bell offers the V-22 tiltrotor aircraft and H-1 helicopter products for sale to other countries.

The MV-75 contract was awarded to Bell in December 2022. In 2024, the U.S. Army announced approval of Milestone B, establishing the MV-75 as a program of record and transitioning the program to the Engineering and Manufacturing Development phase. This phase includes continued digital modeling, detailed hardware and software design, and fabrication of hardware, as Bell proceeds to critical design review and the first prototype tests planned for 2026.

Through its commercial business, Bell is a leading supplier of commercially certified helicopters and support to corporate, private, law enforcement, utility, public safety and emergency medical helicopter operators, and U.S. and foreign governments. Bell produces a variety of commercial aircraft types, including light single- and twin-engine helicopters and medium twin-engine helicopters, along with other related products. The commercial helicopters currently offered by Bell include the 429, 407GXi, 412EPX and 505 Jet Ranger X. Bell's super medium commercial helicopter, the 525 Relentless, continues toward FAA certification.

For both its military programs and its commercial products, Bell provides post-sale support and service for an installed base of approximately 13,000 helicopters. Bell operates a global network of eight Company-operated service centers and four global parts distribution centers. In addition, approximately 85 independent service centers are located in about 35 countries. Collectively, these service sites offer a complete range of logistics support, including parts, support equipment, technical data, training devices, pilot and maintenance training, component repair and overhaul, engine repair and overhaul, aircraft modifications, aircraft customizing, accessory manufacturing, contractor maintenance, field service and product support engineering. In addition, Bell operates the Bell Training Academy (BTA) with its principal location in Fort Worth, Texas and two satellite locations in Singapore and Spain. The BTA provides technically advanced and fully customizable training solutions for approximately 2,000 pilots and 1,000 maintainers annually, including flight training on Bell-owned aircraft and certified Full Flight Simulators and Flight Training Devices, as well as maintenance training on Bell's production representative maintenance training devices.

Textron Systems Segment
The businesses in our Textron Systems segment develop, manufacture and integrate a variety of products and services for U.S. and international military, government and commercial customers to support defense, homeland security, aerospace, infrastructure protection and other customer missions. Product and service offerings of this segment include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems and both manned and unmanned armored and specialty vehicles.

Notable products currently developed and produced by the Textron Systems segment include the Ship-to-Shore Connector, the U.S. Navy's next generation of Landing Craft Air Cushion vehicles; a family of test and simulation products; the Aerosonde family of unmanned aircraft systems products, multi-mission capable for commercial and military operations; armored land vehicles; and piston aircraft engines under the Lycoming brand. Notable service offerings of the segment include live military air-to-air and air-to-ship training and support services for U.S. Navy, Marine and Air Force personnel provided by Airborne Tactical Advantage Company (ATAC) and fee-for-service programs, using unmanned aircraft systems.

Industrial Segment
Our Industrial segment designs and manufactures a variety of products within the Kautex and Textron Specialized Vehicles businesses.

Kautex is a leader in designing and manufacturing plastic fuel systems for automobiles and light trucks, including blow-molded solutions for conventional plastic fuel tanks and pressurized plastic fuel tanks for hybrid vehicle applications. Kautex also develops and manufactures clear-vision systems for automotive safety and advanced driver assistance systems (ADAS). Kautex's cleaning systems are comprised of nozzles, reservoirs, inlets and pumps to support onboard cleaning for windscreens, headlamps and ADAS cameras and sensors. In addition, Kautex produces plastic tanks for selective catalytic reduction systems used to reduce emissions from diesel engines, and other fuel system components. Kautex also offers lightweight, composite Pentatonic battery systems, which include enclosures, underbody protection and thermal management systems, for use in electric vehicles, from hybrid to full battery-powered.

Kautex's business model is focused on developing and maintaining long-term customer relationships with leading global original equipment manufacturers (OEMs). Kautex, which is headquartered in Bonn, Germany, operates over 30 plants in 13 countries in close proximity to its customers, along with 9 engineering/research and development locations around the world.

Our Textron Specialized Vehicles businesses manufacture and sell products under our E-Z-GO, TUG Technologies, Douglas Equipment, Premier, Safeaero, Ransomes, Jacobsen and Cushman brands. These businesses design, manufacture and sell golf cars; utility vehicles; light transportation vehicles; aviation ground support equipment; professional turf-maintenance equipment; and specialized turf-care vehicles. In addition, our E-Z-GO business refurbishes and sells previously owned golf cars. A significant portion of the products sold by the Textron Specialized Vehicles businesses are powered with lithium batteries, reducing the products' impact on the environment.

The diversified customer base for Textron Specialized Vehicles includes golf courses and resorts, government agencies and municipalities, consumers, outdoor enthusiasts, and commercial and industrial users such as factories, warehouses, airlines, planned communities, hunting preserves, educational and corporate campuses, sporting venues, hotels/resorts and landscaping professionals. Textron Specialized Vehicles products are sold through a network of independent distributors and dealers worldwide as well as factory direct resources.

Textron eAviation Segment

Our Textron eAviation segment has been focused on research and development initiatives related to sustainable aviation solutions and includes Pipistrel, a manufacturer of light aircraft. Pipistrel offers a family of light aircraft and gliders with both electric and combustion engines, including the Velis Electro, which is the world's first, and currently only, electric aircraft to receive full type certification from the European Union Aviation Safety Agency and from the UK Civil Aviation Authority. In 2024, the FAA granted a light-sport aircraft airworthiness exemption for the Pipistrel Velis Electro, allowing flight training in an electric aircraft within the United States, and in late 2025, Transport Canada validated the type certificate for the Pipistrel Explorer, Velis Club and Velis Electro. The Textron eAviation segment has also been developing both hybrid and electric propulsion aircraft, including Pipistrel's Nuuva V300, a long-range, large-capacity hybrid-electric vertical takeoff and landing unmanned aircraft.

Under the segment realignment mentioned above, effective at the beginning of our 2026 fiscal year, a significant part of Textron eAviation, including Pipistrel, will become part of the Textron Aviation segment to enable the business to more effectively leverage the development, manufacturing and sales expertise at Textron Aviation. In addition, Textron eAviation's manned and unmanned products for military applications and related research and development activities will be included in the results of the Textron Systems segment, which is best suited to provide more direct access to the targeted customer base for these products. Lastly, certain Textron eAviation research and development activities encompassing digital flight control and air vehicle management systems, which we expect will benefit several of our segments, will be reported within corporate expenses.

Finance Segment

Our Finance segment, or the Finance group, is a commercial finance business that consists of Textron Financial Corporation (TFC) and its consolidated subsidiaries. The Finance segment provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. A substantial number of the originations in our finance receivable portfolio are cross-border transactions for aircraft sold outside of the U.S. In 2025 and 2024, our Finance group made payments of $183 million and $109 million, respectively, to finance the Manufacturing group's sale of Textron-manufactured products to third parties.

Backlog

Backlog represents amounts allocated to contracts that we expect to recognize as revenue in future periods when we perform under the contracts. Backlog excludes unexercised contract options and potential orders under ordering-type contracts, such as Indefinite Delivery, Indefinite Quantity contracts.

Our backlog at the end of 2025 and 2024 is summarized below:

(In millions)	January 3, 2026	December 28, 2024
Textron Aviation	$ 7,724	$ 7,845
Bell	7,795	7,469
Textron Systems	3,304	2,594
Total backlog	$ 18,823	$ 17,908

U.S. Government Contracts and Other Governmental Regulation

Our operations, products and services are subject to various government regulations, including regulations related to U.S. government business, international regulation of aviation products and services, and environmental regulations.

Contracts with the U.S. Government, including contracts under the U.S. Government-sponsored foreign military sales program, generated approximately 27% of our consolidated revenues in 2025, primarily in our Bell and Textron Systems segments. We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation; define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts; and safeguard and restrict the use and dissemination of classified and covered defense information and the export of certain products and technical data. New laws, regulations or procurement requirements, or changes to current ones, can significantly increase our costs, reducing our profitability.

Our contracts with the U.S. Government generally may be terminated by the U.S. Government for convenience or if we default in whole or in part by failing to perform under the terms of the applicable contract. If the U.S. Government terminates a contract for convenience, we normally will be entitled to payment for the cost of contract work performed before the effective date of termination, including, if applicable, reasonable profit on such work, as well as reasonable termination costs. If, however, the U.S. Government terminates a contract for default, generally: (a) we will be paid the contract price for completed supplies delivered and accepted and services rendered, an agreed-upon amount for manufacturing materials delivered and accepted and for the protection and preservation of property, and an amount for partially completed products accepted by the U.S. Government; (b) the U.S. Government may not be liable for our costs with respect to unaccepted items and may be entitled to repayment of advance payments and progress payments related to the terminated portions of the contract; (c) the U.S. Government may not be liable for assets we own and utilize to provide services under "fee-for-service" contracts; and (d) we may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. See the *Aerospace and Defense Industry* section in Item 1A. Risk Factors for additional information related to regulation of U.S. Government business.

Our commercial aircraft manufacturing businesses are regulated by the FAA in the U.S. and by similar aviation regulatory governing authorities internationally, including the European Union Aviation Safety Agency. Maintenance facilities and aftermarket services must also comply with FAA and international regulations. These regulations address production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. For an aircraft to be manufactured and sold, the model must receive a type certificate from the appropriate aviation authority, and each aircraft must receive a certificate of airworthiness. Aircraft outfitting and completions also require approval by the appropriate aviation authority. See the *Strategic Risks* section in Item 1A. Risk Factors for additional information with respect to risks related to obtaining certification of new aircraft products.

Our operations are subject to numerous laws and regulations designed to protect the environment. For additional information regarding environmental matters, see Note 17 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data, and the *Business and Operational Risks* and *Risks Related to Regulatory, Legal and Other Matters* sections in Item 1A. Risk Factors.

Based on current information and the applicable laws and regulations currently in effect, compliance with government regulations, including environmental regulations, has not had, and we do not expect it to have, a material effect on our capital expenditures, earnings or competitive position. However, laws and regulations may be changed or adopted that impose additional compliance requirements which could necessitate capital expenditures or otherwise increase our costs of doing business, reducing our profitability and negatively impacting our operating results.

Human Capital Resources

At January 3, 2026, we employed approximately 34,000 employees worldwide, with approximately 80% located in the U.S. and the remainder located outside of the U.S. Approximately 7,700, or 29%, of our U.S. employees, most of whom work for our Bell and Textron Aviation segments, are represented by unions under collective bargaining agreements, and certain of our non-U.S. employees are represented by organized works councils. Our collective bargaining agreements expire in accordance with their terms. With the exception of a strike at Textron Aviation which occurred on September 21, 2024 and ended on October 20, 2024, we have been successful in negotiating renewals to expiring agreements without any material disruption of operating activities. Most recently, we successfully renegotiated a collective bargaining agreement with the Bell segment's largest union for a new five-year term.

Our success is highly dependent upon our ability to hire, train and retain a workforce with the skills necessary for our businesses to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, flight operations, business development and strategy and management. In order to attract and retain highly skilled employees, we offer comprehensive compensation and benefit programs, career opportunities and an engaging, inclusive environment where employees are treated with respect.

Health and Safety

The health and safety of our employees, contractors and communities is a priority, and we strive to provide our employees with healthy working conditions and safe facilities. To maintain and enhance the safety of our employees, we promote a workplace safety culture of continuous improvement, shared responsibility, and individual accountability. We use an annual goal setting process to drive injury rate improvements, and the injury rate reduction goal is a performance metric that is tracked and reported to senior leadership and the Audit Committee of the Board of Directors.

Talent and Career Development

Our talent development programs are designed to prepare our employees at all levels to take on new career and growth opportunities at Textron. Leadership, professional and functional training courses are tailored for employees at each stage of their careers and include a mix of enterprise-wide and business-specific programs. Textron University, an internal corporate function, provides (i) facilitated face-to-face professional and leadership development programs, (ii) web-based general and specialized functional and technical courses and (iii) an online portal to access advanced skills technical training, manage recertification of existing qualifications and other career planning tools and resources.

The current and future talent needs of each of our businesses are assessed annually through a formal talent review process which enables us to develop leadership succession plans and provide our employees with potential new career opportunities. In addition, leaders from functional areas within each business belong to enterprise-wide councils that conduct annual talent reviews. These processes enable us to fill talent needs by matching employees who are ready to assume significant leadership roles with opportunities that best fit their career path, which may be in other businesses within the enterprise.

We believe by employing highly talented employees who feel valued, respected and are able to contribute fully, we will improve performance, innovation, collaboration and talent retention, all of which contributes to stronger business results and reinforces our reputation as leaders in our industries and communities.

For discussion of certain risks relating to human capital management, see the *Risks Related to Human Capital* section in Item 1A. Risk Factors.

Patents and Trademarks

We own, or are licensed under, numerous patents throughout the world relating to products, services and methods of manufacturing. Patents developed while under contract with the U.S. Government may be subject to use by the U.S. Government. We also own or license active trademark registrations and pending trademark applications in the U.S. and in various foreign countries or regions, as well as trade names and service marks. While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that any existing patent, license, trademark or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole.

Information about our Executive Officers

The following table sets forth certain information concerning our executive officers as of February 11, 2026.

Name	Age	Current Position with Textron Inc.
Lisa M. Atherton	51	President and Chief Executive Officer
Scott C. Donnelly	64	Executive Chairman
David Rosenberg	49	Executive Vice President and Chief Financial Officer
Julie G. Duffy	60	Executive Vice President and Chief Human Resources Officer
E. Robert Lupone	66	Executive Vice President, General Counsel, Secretary and Chief Compliance Officer

On October 22, 2025, Textron's Board of Directors appointed Lisa M. Atherton as President and Chief Executive Officer and as a member of the Board, effective January 4, 2026. Ms. Atherton has succeeded Scott C. Donnelly, who will continue as an executive officer of the Company, serving as Executive Chairman of the Board. Ms. Atherton joined the Company in 2007 and has held positions of increasing responsibility, most recently as the President and CEO of Bell, a position to which she was appointed in April 2023 after joining Bell as Chief Operating Officer in January 2023. From 2017 until January 2023, Ms. Atherton led the Company's Textron Systems segment as its President and CEO.

Mr. Donnelly is the Executive Chairman of the Board. He joined Textron in June 2008 as Executive Vice President and Chief Operating Officer and was promoted to President and Chief Operating Officer in January 2009. He was appointed to the Board of Directors in October 2009 and became Chief Executive Officer of Textron in December 2009. In July 2010, Mr. Donnelly was appointed Chairman of the Board of Directors effective September 1, 2010. Previously, Mr. Donnelly was the President and CEO of General Electric Company's Aviation business unit, a position he had held since July 2005. Prior to July 2005, Mr. Donnelly served as Senior Vice President of GE Global Research and held various other management positions since joining General Electric in 1989.

Mr. Rosenberg was appointed Executive Vice President and Chief Financial Officer on March 1, 2025. Previously, Mr. Rosenberg was Textron's Vice President – Investor Relations and he served as Senior Vice President & Chief Financial Officer of Textron Aviation from 2018 through 2023, having previously held leadership positions in finance at Textron Aviation. Following Textron's acquisition of Beechcraft in 2014, as Textron Aviation's Vice President, Integration & Strategy, Mr. Rosenberg led the successful merger and integration of Beechcraft and Textron's Cessna Aircraft business, which created today's Textron Aviation segment. Prior to Textron's acquisition of Beechcraft, Mr. Rosenberg held a series of leadership positions in financial planning, business management, strategic planning and operations with Beechcraft and its predecessor companies.

Ms. Duffy was named Executive Vice President, Human Resources in July 2017 and Executive Vice President and Chief Human Resources Officer in April 2022. Ms. Duffy joined Textron in 1997 as a member of the corporate legal team and has since held positions of increasing responsibility within the Company's legal function, previously serving as Vice President and Deputy General Counsel – Litigation, a position she had held since 2011. In that role she was responsible for managing the corporate litigation staff with primary oversight of litigation throughout Textron. She has also played an active role in developing, implementing and standardizing human resources policies across the Company and served as the senior legal advisor on employment and benefits issues.

Mr. Lupone joined Textron in February 2012 as Executive Vice President, General Counsel, Secretary and Chief Compliance Officer. Previously, he was Senior Vice President and General Counsel of Siemens Corporation (U.S.) since 1999 and General Counsel of Siemens AG for the Americas since 2008. Prior to joining Siemens in 1992, Mr. Lupone was Vice President and General Counsel of Price Communications Corporation.

Available Information
We make available free of charge on our Internet Web site (www.textron.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Forward-Looking Information
Certain statements in this Annual Report on Form 10-K and other oral and written statements made by us from time to time are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which may describe strategies, goals, outlook or other non-historical matters, or project revenues, income, returns or other financial measures, often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "guidance," "project," "target," "potential," "will," "should," "could," "likely" or "may" and similar expressions intended to identify forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update or revise any forward-looking statements. In addition to those factors described herein under "Risk Factors," among the factors that could cause actual results to differ materially from past and projected future results are the following:

- Interruptions in the U.S. Government's ability to fund its activities, pay its obligations, and/or conduct government functions necessary for the certification of aircraft and aircraft parts and other activities of our businesses;
- Changing priorities or reductions in the U.S. Government defense budget, including those related to military operations in foreign countries;
- Our ability to perform as anticipated and to control costs under contracts with the U.S. Government;
- The U.S. Government's ability to unilaterally modify or terminate its contracts with us for the U.S. Government's convenience or for our failure to perform, to change applicable procurement and accounting policies, or, under certain circumstances, to withhold payment or suspend or debar us as a contractor eligible to receive future contract awards;
- Changes in foreign military funding priorities or budget constraints and determinations, or changes in government regulations or policies on the export and import of military and commercial products;
- Volatility in the global economy or changes in worldwide political conditions that adversely impact demand for our products;
- Volatility in interest rates or foreign exchange rates and inflationary pressures;

- Risks related to our international business, including establishing and maintaining facilities in locations around the world and relying on joint venture partners, subcontractors, suppliers, representatives, consultants and other business partners in connection with international business, including in emerging market countries;
- Our Finance segment's ability to maintain portfolio credit quality or to realize full value of receivables;
- Performance issues with key suppliers or subcontractors;
- Legislative or regulatory actions, both domestic and foreign, impacting our operations or demand for our products;
- Our ability to control costs and successfully implement various cost-reduction activities;
- The efficacy of research and development investments to develop new products or unanticipated expenses in connection with the launching of significant new products or programs;
- The timing of our new product launches or certifications of our new aircraft products;
- Our ability to keep pace with our competitors in the introduction of new products and upgrades with features and technologies desired by our customers;
- Pension plan assumptions and future contributions;
- Demand softness or volatility in the markets in which we do business;
- Cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption;
- Difficulty or unanticipated expenses in connection with integrating acquired businesses;
- The risk that acquisitions do not perform as planned, including, for example, the risk that acquired businesses will not achieve revenue and profit projections;
- The impact of changes in tax legislation;
- The risk of disruptions to our business and the business of our suppliers, customers and other business partners due to unexpected events, such as pandemics, natural disasters, acts of war, strikes, terrorism, social unrest or other societal, geopolitical or macroeconomic conditions;
- Risks related to changing U.S. and foreign trade policies, including increased trade restrictions or tariffs; and
- The ability of our businesses to hire, train and retain the highly skilled personnel necessary for our businesses to succeed.

Item 1A. Risk Factors

Our business, financial condition and results of operations are subject to various risks, including those discussed below, which may affect the value of our securities. The risks discussed below are those that we believe currently are the most significant to our business.

Aerospace and Defense Industry Risks

Demand for our aircraft products is cyclical and lower demand adversely affects our financial results.
Demand for business jets, turbo props and commercial helicopters has been cyclical and difficult to forecast. From time to time, the demand for our aircraft products has been adversely impacted by unexpected events and may be impacted by such events in the future. Therefore, future demand for these products could be significantly and unexpectedly less than anticipated and/or less than previous period deliveries. Similarly, there is uncertainty as to when or whether our existing commercial backlog for aircraft products will convert to revenues as the conversion depends on production capacity, customer needs and credit availability, among other factors. Changes in economic conditions have in the past caused, and in the future may cause, customers to request that firm orders be rescheduled, deferred or cancelled. Reduced demand for our aircraft products or delays or cancellations of orders previously has had and, in the future, could have a material adverse effect on our cash flows, results of operations and financial condition.

We have customer concentration with the U.S. Government; reduction in U.S. Government defense spending can adversely affect our results of operations and financial condition.
During 2025, we derived approximately 27% of our revenues from sales to a variety of U.S. Government entities. Our revenues from the U.S. Government largely result from contracts awarded to us under various U.S. Government defense-related programs. The MV-75 program at Bell represents a significant and growing portion of our U.S. Government revenues and backlog. Bell has significantly increased and will continue to increase its investments in the resources, facilities and personnel applied to the MV-75 program. Considerable uncertainty exists regarding how future budget and program decisions will develop. We cannot predict the impact on existing, follow-on or future programs from changes in the threat environment, defense spending levels, government priorities, political leadership, procurement practices, inflation and other macroeconomic trends, military strategy, or broader societal changes. Significant changes in national and international priorities for defense spending could affect the funding, or the timing of funding, of our programs, which could negatively impact our results of operations and financial condition. In particular, a material reduction or delay in funding of the MV-75 program could have a material adverse effect on our cash flows, results of operations and financial condition.

The funding of U.S. Government defense programs is subject to congressional appropriation decisions and the U.S. Government budget process which includes enacting relevant legislation, such as appropriations bills and accords on the debt ceiling. Although multiple-year contracts may be planned in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often are only partially funded initially, and additional funds are committed only as Congress makes further appropriations. Further uncertainty with respect to ongoing programs could also result in the event that the U.S. Government finances its operations through temporary funding measures such as "continuing resolutions" rather than full-year appropriations or when a government shutdown occurs and continues for an extended period of time. If we incur costs in advance or in excess of funds committed on a contract, we are at risk for non-reimbursement of those costs until additional funds are appropriated. The reduction, termination or delay in the timing of funding for U.S. Government programs for which we currently provide or propose to provide products or services from time to time has resulted and, in the future, may result in a loss of anticipated revenues. A loss of such revenues could materially and adversely impact our results of operations and financial condition. In addition, because our U.S. Government contracts generally require us to continue to perform even if the U.S. Government is unable to make timely payments, we may need to finance our continued performance for the impacted contracts from our other resources on an interim basis. An extended delay in the timely payment by the U.S. Government could have a material adverse effect on our liquidity.

U.S. Government contracts can be terminated at any time and may contain other unfavorable provisions.

The U.S. Government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. In the event of termination for the U.S. Government's convenience, contractors are generally protected by provisions covering reimbursement for costs incurred on the contracts and profit on those costs. However, contractors are not automatically entitled to reimbursement for capital investments made for production facilities and other resources necessary to accommodate a large program such as the MV-75 or for the anticipated profit that would have been earned had the contract been completed. A termination arising out of our default for failure to perform could expose us to liability, including but not limited to, all costs incurred under the contract plus potential liability for re-procurement costs in excess of the total original contract amount, less the value of work performed and accepted by the customer under the contract. Such an event could also have an adverse effect on our ability to compete for future contracts and orders. If any of our contracts are terminated by the U.S. Government whether for convenience or default, our backlog would be reduced by the expected value of the remaining work under such contracts. We also enter into "fee for service" contracts with the U.S. Government where we retain ownership of, and consequently the risk of loss on, aircraft and equipment supplied to perform under these contracts. Termination of these contracts could materially and adversely impact our results of operations. On contracts for which we are teamed with others and are not the prime contractor, the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our products and services as a subcontractor. In addition, in the event that the U.S. Government is unable to make timely payments, failure to continue contract performance places the contractor at risk of termination for default. Any such event could have a material adverse effect on our cash flows, results of operations and financial condition.

As a U.S. Government contractor, we are subject to procurement rules and regulations; our failure to comply with these rules and regulations could adversely affect our business.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts, and safeguard and restrict the use and dissemination of classified information, covered defense information, and the exportation of certain products and technical data. New laws, regulations or procurement requirements or changes to current ones (including, for example, regulations related to cybersecurity and the recently issued Executive Order relating to underperformance of U.S. defense contracts, investment in defense production capacity and possible limitations on dividends and share buybacks) can significantly increase our costs, thereby reducing our profitability or otherwise adversely impacting our results of operations, financial condition, or shareholder returns. Our failure to comply with procurement regulations and requirements could allow the U.S. Government to suspend or debar us from receiving new contracts for a period of time, reduce the value of existing contracts, issue modifications to a contract, withhold cash on contract payments, and control and potentially prohibit the export of our products, services and associated materials, any of which could negatively impact our results of operations, financial condition or liquidity. A number of our U.S. Government contracts contain provisions that require us to make disclosure to the Inspector General of the agency that is our customer if we have credible evidence that we have violated U.S. criminal laws involving fraud, conflict of interest, or bribery; the U.S. civil False Claims Act; or received a significant overpayment under a U.S. Government contract. Failure to properly and timely make disclosures under these provisions may result in a termination for default or cause, suspension and/or debarment, and potential fines.

As a U.S. Government contractor, our businesses and systems are subject to audit and review by the Defense Contract Audit Agency (DCAA) and the Defense Contract Management Agency (DCMA).

We operate in a highly regulated environment and are routinely audited and reviewed by the U.S. Government and its agencies such as the DCAA and DCMA. These agencies review our performance under contracts, our cost structure and our compliance with laws and regulations applicable to U.S. Government contractors. The systems that are subject to review include, but are not limited to, our accounting, estimating, material management and accounting, earned value management, purchasing and government property systems. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions that may include the termination of our contracts, forfeiture or reduction of profits, suspension or reduction of payments, fines, and, under certain circumstances, suspension or debarment from future contracts for a period of time. Whether or not illegal activities are alleged, the U.S. Government also has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. These laws and regulations affect how we conduct business with our government customers and, in some instances, impose added costs on our business.

Our profitability and cash flow varies depending on the mix of our government contracts and our ability to control costs.

Under fixed-price contracts, generally we receive a fixed price irrespective of the actual costs we incur, and, consequently, we absorb any costs in excess of the fixed price. Changes in underlying assumptions, circumstances or estimates used in developing the pricing for such contracts can adversely affect our results of operations. Additionally, fixed-price contracts generally require progress payments rather than performance-based payments which can delay our ability to recover a significant amount of costs incurred on a contract and thus affect the timing of our cash flows. Under fixed-price incentive contracts, we share with the U.S. Government cost underrun savings, which are derived from total cost being less than target costs; we also share in cost overruns, which occur when total costs exceed target costs up to a negotiated cost ceiling; however, we are solely responsible for costs above the ceiling. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-reimbursement contracts that are subject to a contract-ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based; however, if our costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Due to the nature of our work under government contracts, we sometimes experience unforeseen technological or schedule difficulties and cost overruns due to inflation, labor shortages, supply chain challenges, bid protests, and/or other factors. Under each type of contract, if we are unable to control costs or if our initial cost estimates are incorrect, our cash flows, results of operations and financial condition could be adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

The market for U.S. Government defense business is highly competitive, and the competitive bidding process increases pricing pressure and cost which may affect our ability to win new contracts for major government programs.

Our defense businesses operate in highly competitive markets in which they participate in rigorous, increasingly competitive bidding processes against other defense companies for U.S. government business. The U.S. Government relies upon competitive contract award types, including indefinite-delivery, indefinite-quantity, other transaction agreements and multi-award contracts, which often create increased pricing pressure and increase our cost by requiring that we submit multiple bids or share in costs. In addition, multi-award contracts increase our cost as they require that we make sustained efforts to compete for task orders and delivery orders under the contract. Further, the competitive bidding process is costly, in some instances requires significant research and development and/or engineering efforts to participate and demands employee and managerial time to prepare bids and proposals for contracts that may not be awarded to us or may be split among competitors.

Despite our best efforts, the U.S. Government customer sometimes chooses competitor's offerings over our offerings and there can be no assurance that our businesses will be selected for government programs with significant long-term revenues. Even if we are successful in obtaining an award, we have in the past and may in the future encounter bid protests from unsuccessful bidders on new program awards. Bid protests could result in significant expenses associated with justifying the selection or due to potential program delays and could result in contract modifications that alter schedule or scope or even cause the loss of the contract award. Even when a bid protest does not result in the loss of a contract award, the resolution could postpone commencement of contract activity, resulting in additional cost and delay in the recognition of revenue and profit. If we are unable to continue to compete successfully against our current or future competitors, do not win government programs with significant long-term revenues or do not prevail in bid protests, we may experience declines in future revenues and profitability, which could have a material adverse effect on our financial position, results of operations or cash flows.

Strategic Risks

Developing new products and technologies entails significant risks and uncertainties.

To continue to grow our revenues and segment profit, we must successfully develop new products and technologies or modify our existing products and technologies for our current and future markets. Our future performance depends, in part, on our ability to identify emerging technological trends and customer requirements and to develop and maintain competitive products and services. Artificial intelligence technologies have developed rapidly and our business may be adversely affected if we cannot successfully integrate the technology into our internal business processes and product and service offerings in a timely, cost-effective, compliant and responsible manner. Delays or cost overruns in the development and acceptance of new products or certification of new aircraft and other products occur from time to time and could adversely affect our results of operations. These delays or cost overruns could be caused by unanticipated technological hurdles, production changes to meet customer demands, unanticipated difficulties in obtaining required regulatory certifications of new aircraft or other products, or failure on the part of our suppliers to deliver components as agreed. We also could be adversely affected if our research and development efforts are less successful than expected or if these efforts require significantly more funding to achieve our goals than anticipated. In particular, the success of the business activities and research and development initiatives begun at Textron eAviation depends in large part, on our ability to develop and certify new electric and hybrid electric aircraft products in order to achieve our long-term strategy of offering a family of sustainable aircraft for urban air mobility, general aviation, cargo and special mission roles. In addition, new products and technologies could generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us. Furthermore, because of the lengthy research and development cycle involved in bringing certain of our products to market, we cannot predict the economic conditions that will exist when any new product is complete, and the market for our product offerings does not always develop or continue to expand as we anticipate.

A reduction in capital spending in the aerospace or defense industries could have a significant effect on the demand for new products and technologies under development, which could have an adverse effect on our financial condition and results of operations. In addition, our investments in equipment or technology that we believe will enable us to obtain future contracts for our U.S. Government or other customers may not result in contracts or revenues sufficient to offset such investment. We cannot be sure that our competitors will not develop competing technologies which gain superior market acceptance compared to our products. A significant failure in our new product development efforts, a substantial change to schedule, a material change in an anticipated market or the failure of our products or services to achieve customer acceptance relative to our competitors' products or services, could have an adverse effect on our financial condition and results of operations.

We have made and may continue to make acquisitions that increase the risks of our business.

We enter into acquisitions with the intention of expanding our business and enhancing shareholder value. Acquisitions involve risks and uncertainties that, in some cases, have resulted, and, in the future, could result in our not achieving expected benefits. Such risks include difficulties in integrating newly acquired businesses and operations in an efficient and cost-effective manner; challenges in achieving expected strategic objectives, cost savings and other benefits; the risk that the acquired businesses' markets do not evolve as anticipated and that the acquired businesses' products and technologies do not prove to be those needed to be successful in those markets; the risk that our due diligence reviews of the acquired business do not identify or adequately assess all of the material issues which impact valuation of the business or result in costs or liabilities in excess of what we anticipated; the risk that we pay a purchase price that exceeds what the future results of operations would have merited; the risk that the acquired business may have significant internal control deficiencies or exposure to regulatory sanctions; and the potential loss of key customers, suppliers and employees of the acquired businesses.

Business and Operational Risks

Global macroeconomic conditions could negatively impact our business.

Global macroeconomic conditions have negatively impacted our business in the past and could in the future negatively impact our business. Negative macroeconomic factors may have an adverse effect on our business, results of operations and financial condition, as well as on our distributors, customers, subcontractors and suppliers, and on activity in many of the industries and markets we serve. We cannot predict changes in worldwide or regional economic or political conditions and government policies as such factors are highly volatile and beyond our control. If current macroeconomic pressures, including from inflation and labor and supply chain challenges, continue or if global macroeconomic conditions deteriorate and remain at depressed levels for extended periods, our business, results of operations and financial condition could be materially adversely affected. In addition, changes in laws or policies governing the terms of foreign trade, including increased trade restrictions, tariffs or taxes on imports from countries where we manufacture or sell our products or from where we import products or raw materials (either directly or through our suppliers) could adversely impact our competitive position, business operations or financial results. In particular, recent changes to global tariff policies have created significant uncertainty with respect to trade policies, treaties and tariffs. Our aircraft products, subassemblies, parts and components manufactured in Canada and Mexico are largely qualified under the rules of the United States-Mexico-Canada Agreement (USMCA) for preferential treatment on tariffs imposed by the U.S. on imports from Canada and Mexico. In 2026, the USMCA is subject to a mandatory six-year joint review, during which the United States, Canada, and Mexico will assess whether the agreement continues to serve their respective economic and strategic interests. There can be no assurance that this review will conclude with the continuation of the trilateral agreement in its current form or at all. The termination of the agreement or renegotiation of the agreement with terms less favorable to us could result in the loss or reduction of preferential tariff treatment which could increase our costs and create compliance and supply-chain disruption risks. These developments could adversely impact us, our distributors, customers, subcontractors or suppliers, which could have a material adverse effect on our financial position, results of operations or cash flows. See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of the impact of these tariffs.

Our business could be negatively impacted by cybersecurity threats and other disruptions.

Our information technology (IT) and related systems are critical to the efficient operation of our business and essential to our ability to perform day-to-day processes. We routinely face persistent security threats, including threats to our IT infrastructure and unlawful attempts to gain access to our confidential, classified or otherwise proprietary information via phishing/malware campaigns and other cyberattack methods, as well as threats to the physical security of our facilities and employees. The threats we face are continuous, evolving and vary in degree of severity and sophistication. These threats include advanced, persistent threats from highly organized adversaries, including cybercrime syndicates, nation state actors and hacktivists, which target us for the national security information in our possession, for our role in developing advanced technology systems or with the goal of committing fraudulent activity. Some of these threats are related to the geopolitical environment and have, therefore, grown in number and changed in focus due to recent and evolving conflicts. Our customers, suppliers and subcontractors are likewise targeted, and attack methods continue to evolve. Some cyberattacks depend on human error or manipulation, including phishing attacks or schemes that use social engineering or artificial intelligence to gain access to systems or carry out disbursement of funds or other frauds. Developments in artificial intelligence and machine learning provide threat actors with the capability to use more sophisticated means to attack our systems and may exacerbate cybersecurity risk.

While we have experienced cybersecurity attacks, such attacks have not resulted in a material information security breach and we have not suffered any material losses relating to such attacks. Due to the evolving nature of security threats, the possibility of future material incidents cannot be completely mitigated, and we may not always be successful in timely detecting, reporting or responding to cyber incidents. Future attacks or breaches of data security, whether of our systems, the systems of our customers, suppliers, subcontractors or other business partners, or the systems of our service providers or other third parties who may have access to our data for business purposes, could disrupt our operations, cause the loss of business information or compromise confidential information, exposing us to liability or regulatory action. Such an incident also could require significant management attention and resources, increase costs that may not be covered by insurance, and result in reputational damage, potentially adversely affecting our competitiveness and our results of operations. Products and services that we provide to our customers may themselves be subject to cyberthreats which may not be detected or effectively mitigated, resulting in potential losses that could adversely affect us and our customers. In addition, our customers, including the U.S. Government, are increasingly requiring cybersecurity protections and mandating cybersecurity standards in our products, and we may incur additional costs to comply with such demands. For information on our cybersecurity governance, risk management and strategy, see Item 1C. Cybersecurity.

Challenges faced by our subcontractors or suppliers could materially and adversely affect our performance.

We rely on other companies to provide raw materials, major components and subsystems for our products. Subcontractors also perform services that we provide to our customers in certain circumstances. We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers could be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products could be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components or subsystems which meet required specifications and perform to our and our customers' expectations. Our businesses are experiencing and may continue to experience manufacturing inefficiencies and production delays as a result of shortages and delays of critical components for our products and other issues related to our direct or indirect suppliers. Suppliers may be unable to quickly recover from natural disasters, acts of war, and other events beyond their control and may be subject to additional risks such as material or labor shortages, inflationary conditions or other financial problems that limit their ability to conduct their operations, resulting in their inability to perform as anticipated. As a result, we have experienced, and may continue to experience, cost increases for certain materials and components which, along with increased energy and shipping costs and other inflationary pressures, have negatively impacted, and may continue to negatively impact, our profitability. The risk of these adverse effects would likely be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, product or service. In particular, in the aircraft industry, most vendor parts are certified by the regulatory agencies as part of the overall Type Certificate for the aircraft being produced by the manufacturer. If a vendor does not or cannot supply its parts, then the manufacturer's production line may be stopped until the manufacturer can design, manufacture and certify a similar part itself or identify and certify another similar vendor's part, resulting in significant delays in the completion of aircraft. Such events may adversely affect our financial results, damage our reputation and relationships with our customers, and result in regulatory actions and/or litigation.

We are subject to risks of doing business globally that could adversely impact our business.

During 2025, we derived approximately 31% of our revenues from international business, including U.S. exports. Conducting business internationally exposes us to additional risks than if we conducted our business solely within the U.S. We maintain manufacturing facilities, service centers, supply centers and other facilities worldwide, including in various emerging market countries. Risks related to international operations include import, export, economic sanctions and other trade restrictions;

changing U.S. and foreign procurement policies and practices; changes in international trade policies, including higher tariffs on imported goods and materials and renegotiation of free trade agreements; potential retaliatory tariffs imposed by foreign countries against U.S. goods; impacts on our non-U.S. suppliers and customers due to acts of war or terrorism occurring internationally; restrictions on technology transfer; difficulties in protecting intellectual property; increasing complexity of employment and environmental, health and safety regulations; foreign investment laws; exchange controls; repatriation of earnings or cash settlement challenges; compliance with increasingly rigorous data privacy and protection laws; competition from foreign and multinational firms with home country advantages; economic and government instability; acts of industrial espionage, acts of war and terrorism and related safety concerns. The impact of any one or more of these or other factors could adversely affect our business, financial condition or operating results.

Additionally, some international government customers require contractors to agree to specific in-country purchases, technology transfers, manufacturing agreements or financial support arrangements, known as offsets, as a condition for a contract award. These contracts generally extend over several years and may include penalties if we fail to perform in accordance with the offset requirements which are often subjective. We also are exposed to risks associated with using foreign representatives and consultants for international sales and operations and teaming with international subcontractors and suppliers in connection with international programs. In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act. Although we maintain policies and procedures designed to facilitate compliance with these laws, a violation of such laws by any of our international representatives, consultants, joint ventures, business partners, subcontractors or suppliers, even if prohibited by our policies, could have an adverse effect on our business and reputation.

Natural disasters or other events outside of our control have disrupted and may in the future disrupt our operations, adversely affect our results of operations and financial condition, and may not be fully covered by insurance.
Natural disasters, including hurricanes, fires, tornados, floods and other forms of severe weather, the intensity and frequency of which are being exacerbated by climate change, along with other impacts of climate change, such as rising sea waters, as well as other events outside of our control including public health crises, pandemics, power outages and industrial accidents, have in the past and could in the future disrupt our operations and adversely affect our business. Any of these events could result in physical damage to and/or complete or partial closure of one or more of our facilities and temporary or long-term disruption of our operations or the operations of our suppliers by causing business interruptions or by impacting the availability and cost of materials needed for manufacturing or otherwise impacting our ability to deliver products and services to our customers. Existing insurance arrangements may not provide full protection for the costs that may arise from such events. The occurrence of any of these events could materially increase our costs and expenses and have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

If our Finance segment has difficulty collecting on its finance receivables, our financial performance could be adversely affected.
The financial performance of our Finance segment depends on the quality of loans, leases and other assets in its portfolio. Portfolio quality can be adversely affected by several factors, including finance receivable underwriting procedures, collateral value, geographic or industry concentrations, and the effect of general economic conditions. In addition, a substantial number of the originations in our finance receivable portfolio are cross-border transactions for aircraft sold outside of the U.S. Cross-border transactions present additional challenges and risks in the event of borrower default, which can result in difficulty or delay in collecting on the related finance receivables. If our Finance segment has difficulty successfully collecting on its finance receivable portfolio, our cash flow, results of operations and financial condition could be adversely affected.

We periodically need to obtain financing and such financing may not be available to us on satisfactory terms, if at all.
We periodically need to obtain financing in order to meet our debt obligations as they come due, to support our operations and/or to make acquisitions. Our access to the debt capital markets and the cost of borrowings are affected by a number of factors including market conditions and the strength of our credit ratings. If we cannot obtain adequate sources of credit on favorable terms, or at all, our business, operating results, and financial condition could be adversely affected.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.
We are subject to income taxes in the U.S. and various non-U.S. jurisdictions, and our domestic and international tax liabilities are subject to the location of income among these different jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in the amount of earnings indefinitely reinvested offshore, changes to unrecognized tax benefits or changes in tax laws, which could affect our profitability. In particular, the carrying value of deferred tax assets is dependent on our ability to generate future taxable income, as well as changes to applicable statutory tax rates. In addition, the amount of income taxes we pay is subject to audits in various jurisdictions, and a material assessment by a tax authority could affect our profitability.

Risks Related to Regulatory, Legal and Other Matters

We are subject to increasing compliance risks that could adversely affect our operating results.
As a global business, we are subject to laws and regulations in the U.S. and other countries in which we operate. International sales and global operations require importing and exporting goods, software and technology, some of which have military applications subjecting them to more stringent import-export controls across international borders on a regular basis. For example, we sometimes initially must obtain licenses and authorizations from various U.S. Government agencies before we are permitted to sell certain of our aerospace and defense products outside the U.S., and we are not always successful in obtaining these licenses or authorizations in a timely manner. Both U.S. and foreign laws and regulations applicable to us have been increasing in scope and complexity. For example, both U.S. and foreign governments and government agencies regulate the aviation industry, and they have previously and may in the future impose new regulations for additional aircraft security or other requirements or restrictions. New or changing laws and regulations or related interpretation and policies could increase our costs of doing business, affect how we conduct our operations, adversely impact demand for our products, and/or limit our ability to sell our products and services. Compliance with laws and regulations of increasing scope and complexity is even more challenging in our business environment in which reducing our operating costs is often necessary to remain competitive. In addition, a violation of U.S. and/or foreign laws by one of our employees or business partners could subject us or our employees to civil or criminal penalties, including material monetary fines, or other adverse actions, such as denial of import or export privileges and/or debarment as a government contractor which could damage our reputation and have an adverse effect on our business.

Certain of our products are subject to laws regulating consumer products and could be subject to repurchase or recall as a result of safety issues.
As a distributor of consumer products in the U.S., certain of our products are subject to the Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (CPSC) to exclude from the market products that are found to be unsafe or hazardous. Under certain circumstances, the CPSC has in the past and could in the future require us to repair, replace or refund the purchase price of one or more of our products, or potentially even discontinue entire product lines. We also may voluntarily take such action and, from time to time, have done so, but within strictures recommended by the CPSC. The CPSC also can impose fines or penalties on a manufacturer for non-compliance with its requirements. Furthermore, failure to timely notify the CPSC of a potential safety hazard can result in significant fines being assessed against us. Any repurchases or recalls of our products or an imposition of fines or penalties could be costly to us and could damage the reputation or the value of our brands. Additionally, laws regulating certain consumer products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations could be adopted in the future.

Increased regulation and stakeholder expectations related to global climate change could negatively affect our operating results.
Increased worldwide public awareness and concern regarding global climate change has resulted and is likely to continue to result in more legislative and regulatory efforts, in the U.S., the European Union and in other jurisdictions in which we operate, to address the negative impacts of climate change. Recently enacted laws and regulations include, and future such laws and regulations may include, more prescriptive required reporting on environmental metrics, climate change related risks and associated financial and other impacts, as well as increased oversight of and reporting on our supply chain and other compliance requirements. We expect that compliance with such laws and regulations will require additional internal and external resources. Stricter limits on greenhouse gas emissions generated by our facilities or by our products that produce carbon emissions, carbon pricing mechanisms and/or energy taxes could also be imposed. Compliance with stricter limits may necessitate larger investment in product development and manufacturing equipment and/or facilities, as well as sourcing from new suppliers and/or higher costs from existing suppliers. These increased regulatory requirements are expected to increase our direct and indirect costs and could negatively impact our business, results of operations, financial condition and competitive position. Our failure to adequately comply with such laws and regulations could jeopardize our ability to receive contract awards from the U.S. government and other customers.

Moreover, our investors, customers, employees and other stakeholders increasingly expect us to reduce greenhouse gas emissions generated by our operations by implementing more efficient manufacturing technologies and increasing the amount of renewable energy used within our facilities. While we are engaged in efforts to transition to a lower carbon economy by reducing the emissions generated by our operations and increasing our use of renewable energy, these efforts take time and resources and may increase our energy acquisition and other costs and require capital investment. In addition, our stakeholders expect us to reduce greenhouse gas emissions from the use of our products, including by developing and incorporating sustainable technologies into our products. We expect that most of our businesses will require significant research and development investment to succeed in developing the new technologies and products that will enable us to significantly reduce such emissions from the use of our products and successfully compete in a lower carbon economy. We may not realize the anticipated benefits of our investments and actions for a variety of reasons, including technological challenges, evolving government and customer requirements and our ability to anticipate them and develop the desired technologies and products on a timely basis. Our competitors may develop these technologies and products before we do and they may be deemed by our customers to be superior to technologies and products we may develop, and they may otherwise gain industry acceptance in advance of, or instead of, our products. In addition, as we and our competitors develop increasingly sustainable technologies, demand for our existing offerings may decrease or become nonexistent.

We are subject to legal proceedings and other claims.

We are subject to legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, safety and health matters. Due to the nature of our manufacturing business, we are regularly subject to liability claims arising from accidents involving our products, including claims for serious personal injuries or death caused by weather or by pilot, driver or user error. In the case of litigation matters for which reserves have not been established because the loss is not deemed probable, it is reasonably possible that such claims could be decided against us and could require us to pay damages or make other expenditures in amounts that are not presently estimable. In addition, we cannot be certain that our reserves are adequate and that our insurance coverage will be sufficient to cover one or more substantial claims. Furthermore, we may not be able to obtain insurance coverage at acceptable levels and costs in the future. Litigation is inherently unpredictable, and we could incur judgments, receive adverse arbitration awards or enter into settlements for current or future claims that could adversely affect our results of operations in any particular period.

Intellectual property infringement claims of others and the inability to protect our intellectual property rights could harm our business and our customers.

Intellectual property infringement claims are, from time to time, asserted by third parties against us or our customers. Any related indemnification payments or legal costs we are obliged to pay on behalf of our businesses, our customers or other third parties can be costly. Infringement claims also have resulted in legal restrictions on our businesses engaging in sales of allegedly infringing products. If such a restriction were imposed upon a material product line, our business and results of operations could be adversely impacted. In addition, we own the rights to many patents, trademarks, brand names, trade names and trade secrets that are important to our business. Our inability to enforce these intellectual property rights could have an adverse effect on our results of operations. Additionally, our intellectual property could be at risk due to cybersecurity threats.

Risks Related to Human Capital

Our success is highly dependent on our ability to hire, train and retain a qualified workforce.

Our success is highly dependent upon our ability to hire, train and retain a workforce with the skills necessary for our businesses to develop and manufacture the products desired by our customers. We need highly skilled personnel in multiple areas including, among others, engineering, manufacturing, information technology, cybersecurity, flight operations, business development and strategy and management. Because many of our businesses experience cyclical market demand, they face challenges in maintaining their workforce at levels aligned with market demand which in the past has necessitated workforce reductions at some of our businesses as demand decreased. Conversely, our businesses sometimes need to increase the size of their workforce in order to keep pace with production needs due to increased customer demand. Furthermore, for our defense businesses the uncertainty of being awarded follow-on contracts and the related timing can also present difficulties in matching workforce size with contract needs. Such challenges in aligning the size of our businesses' workforces with current or future business needs have resulted and may, in the future result in increased costs, production delays or other adverse impacts on our business and results of operations.

In addition, from time to time we face challenges that may impact employee retention, such as workforce reductions and facility consolidations and closures, and some of our most experienced employees are retirement-eligible which may adversely impact retention. To the extent that we lose experienced personnel through retirement or otherwise, it is critical for us to develop other employees, hire new qualified employees and successfully manage the transfer of critical knowledge. Competition for skilled employees is intense, and we may incur higher labor, recruiting and/or training costs in order to attract and retain employees with the requisite skills. We may not be successful in hiring or retaining such employees which could adversely impact our business and results of operations.

The increasing costs of certain employee and retiree benefits could adversely affect our results.

Our results of operations and cash flows may be adversely impacted by increasing costs and funding requirements related to our employee benefit plans. The obligation for our defined benefit pension plans is driven by, among other things, our assumptions of the expected long-term rate of return on plan assets and the discount rate used for future payment obligations. Additionally, as part of our annual evaluation of these plans, significant changes in our assumptions, due to changes in economic, legislative and/ or demographic experience or circumstances, or changes in our actual investment returns could negatively impact the funded status of our plans requiring us to substantially increase our pension liability with a resulting decrease in shareholders' equity. Also, changes in pension legislation and regulations could increase the cost associated with our defined benefit pension plans.

Our business could be adversely affected by strikes or work stoppages and other labor issues.
Approximately 7,700, or 29%, of our U.S. employees are represented by labor unions under various collective bargaining agreements with varying durations and expiration dates, and many of our non-U.S. employees are represented by organized councils. Our collective bargaining agreements expire in accordance with their terms and are subject to renegotiation at that time. We may not be able to negotiate successor collective bargaining agreements upon expiration without experiencing labor disputes, including strikes or work stoppages, or we may be unable to renegotiate such contracts on favorable terms. For example, on September 21, 2024, Textron Aviation's largest union rejected a proposed new contract and engaged in a strike that had an adverse effect on Textron Aviation's ability to meet its production and delivery schedules, and negatively impacted revenues and segment profit in 2024. If we again experience any extended interruption of operations at any of our facilities as a result of labor disputes, strikes or other work stoppages, our business, financial condition or results of operations could be adversely affected. In addition, the workforces of many of our suppliers and customers are represented by labor unions. Work stoppages or strikes at the plants of our key suppliers could disrupt our manufacturing processes; similar actions at the plants of our customers could result in delayed or canceled orders for our products. Any of these events could adversely affect our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Overview
Our centrally defined cybersecurity policies and processes are based on industry best practices and are revisited regularly to ensure their appropriateness based on risk, threats and current technological capabilities. We use a multi-layered approach to security with processes and tools aligned with the National Institute of Standards and Technology Cybersecurity Framework. We monitor compliance with these policies and processes through frequent internal audits and a set of robust metrics that assist in protection of our environment. As a U.S. defense contractor, we are required to comply with extensive regulations, including requirements imposed by the Defense Federal Acquisition Regulation Supplement related to adequately safeguarding controlled unclassified information (CUI) and reporting cybersecurity incidents to the U.S. Department of War (DoW). We are required to achieve Cybersecurity Maturity Model Certification (CMMC) for our defense businesses, which will certify their compliance with the federally mandated CUI program. We have successfully achieved CMMC certification at one defense business and have scheduled formal evaluations for the other defense businesses in 2026.

We maintain Information Systems Incident Management Standards applicable to all our businesses that are intended to ensure information security events and weaknesses associated with information systems are communicated and acted on in a timely manner. Our disclosure controls and procedures address cybersecurity and include processes intended to ensure that security breaches are reported to appropriate personnel and, if warranted, analyzed for potential disclosure. While we have experienced cybersecurity attacks, such attacks to date have not materially affected the Company or our business strategy, results of operations, or financial condition. For more information regarding the risks we face from cybersecurity threats, see Item 1A. Risk Factors.

Governance

Board Oversight of Cybersecurity Matters
Oversight of information security matters is conducted by our full Board of Directors. The Board annually receives a comprehensive presentation on information security and controls from our Chief Information Officer (CIO) and, as may be necessary for specific topics, follow up occurs at additional Board meetings during the course of the year.

Management of Cybersecurity Risks
Textron Information Services is led by our CIO who has held positions of increasing responsibility within our corporate, Bell and Textron Systems IT organizations since 2008, including leading the IT organizations at both segments in maintaining compliance with the DoW information security requirements, as well as with our enterprise information security policies and standards. He previously led strategic IT projects and teams responsible for delivering global IT solutions for several large U.S. based companies.

Our corporate information security organization, led by our Chief Information Security Officer (CISO), who reports to our CIO, is responsible for our overall information security strategy, policy, security engineering, operations and cyber threat detection and response. Our CISO has more than 20 years of experience in the field of information security and holds multiple cybersecurity certifications including the designation of Certified Information Systems Security Professional.

Risk Management

Cybersecurity related risks have been identified as material business risks, and identifying, assessing and managing these risks is integrated into our Enterprise Risk Management (ERM) process, which is designed to identify, assess and guide in managing material risks throughout Textron at both the business segment and enterprise levels. We maintain cyber risk/network protection mitigation plans through our ERM process to assist in management of these risks. Our full Board oversees our ERM process through discussions at our Board of Directors' Annual Strategic Business and Risk Review and at an annual dedicated ERM Review. In addition, high risk areas, including cybersecurity matters, are reviewed and discussed with the full Board or other Board Committees, as appropriate. The Audit Committee, as reflected in its charter, has been designated to assist the Board in its oversight of our ERM process, including with respect to cybersecurity risk.

We maintain a detailed Cybersecurity Incident Response Plan that guides our incident response process. Upon the occurrence of a cybersecurity event, the cyber incident response team will follow a predefined process, documenting each step taken, to analyze and validate the event, and, if a cybersecurity incident is suspected to have occurred, quickly perform an initial analysis to determine the incident's scope. The team will prioritize the response to each incident based on its estimate of the business impact caused by the incident and the estimated efforts required to recover from the incident. Notification of the incident is made to various stakeholders, including senior management and, if appropriate based upon the incident severity assessment, our Board. The team will also conduct incident containment, eradication and recovery, and post incident activity.

Strategy

Our Security Culture

We protect our information assets and manage risk by promoting a culture that communicates security risks, designs secure IT systems and operates according to approved processes to reduce the likelihood and impact of security incidents. We achieve this objective by:

- Designing, implementing and maintaining solutions with appropriate security controls.
- Sustaining solutions with required patching and vulnerability remediation.
- Creating and executing controls in support of policy as well as regulatory compliance.
- Ensuring that our policies, processes, practices and technologies proactively protect, shield, defend and remediate cyber threats.
- Delivering quality communications and annual training to stakeholders on cyber awareness and computing hygiene.

We believe that the conduct of our employees is critical to the success of our information security. Through our security awareness program, we keep our employees apprised of threats, risks and the part that they play in protecting both themselves and the Company. We conduct periodic compliance training for our employees regarding the protection of sensitive information, which includes mandatory annual cyber safety training for all users with access to our computer network intended to reduce the likelihood of success of cyberattacks which target our employees. We also conduct regular phishing simulations to increase employee awareness on how to spot phishing attempts, and what to do if they suspect an email to be a phishing attack.

We execute penetration testing against our technical environment and processes, and continuously monitor our network and systems for signs of intrusion. We also retain consultants to enhance our penetration testing program with current trends and methodologies utilized against other companies, ensuring we are proactively reducing risk from emerging threats. In addition, we conduct tabletop exercises to prepare for responding to potential cybersecurity events.

We have a rigorous process, including a formal IT risk assessment, to assess our service providers prior to allowing our information to be processed, stored or transmitted by third parties, and we include standardized contractual requirements in each contract where appropriate. We validate our service providers' security via questionnaires, open-source intelligence and, where appropriate, SOC1 reports on financially significant third-party service providers. Our process also includes regular monitoring of risk related to third parties on a periodic basis or when services or product purchases expand beyond their original scope or intended use.

Protections against insider threat is a critical component of our security strategy, particularly within our defense businesses. Our insider threat detection processes are designed to identify and evaluate potential insider threats so that appropriate mitigation can be implemented.

Collaboration with our industry partners and government customers contributes to the protection of Textron's computing environment as well as our military stakeholders. Textron is engaged with various industry groups such as Aerospace Industries Association, National Defense Information Sharing & Analysis Center and our Defense Industrial Base colleagues to ensure that we are aware of and are addressing the latest adversarial threats. Additionally, we share cyber best practices with industry peers to help to make the industry more secure.

Item 2. Properties

On January 3, 2026, we operated a total of 57 plants located throughout the U.S. and 45 plants outside the U.S. We own 59 plants and lease the remainder for a total manufacturing space of approximately 23.8 million square feet. We consider the productive capacity of the plants operated by each of our business segments to be adequate. We also own or lease offices, warehouses, training and service centers and other space at various locations. In general, our facilities are in good condition, are considered to be adequate for the uses to which they are being put and are substantially in regular use.

Item 3. Legal Proceedings

We are subject to actual and threatened legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, health and safety matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. As a government contractor, we are subject to audits, reviews and investigations to determine whether our operations are being conducted in accordance with applicable regulatory requirements. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "TXT." At January 3, 2026, there were approximately 4,500 record holders of Textron common stock.

Issuer Repurchases of Equity Securities

The following provides information about our fourth quarter 2025 repurchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended:

Period *(shares in thousands)*	Total Number of Shares Purchased *	Average Price Paid per Share (excluding commissions)	Total Number of Shares Purchased as part of Publicly Announced Plan *	Maximum Number of Shares that may yet be Purchased under the Plan
September 28, 2025 – November 1, 2025	390	$ 80.31	390	6,841
November 2, 2025 – November 29, 2025	1,450	81.05	1,450	5,391
November 30, 2025 – January 3, 2026	455	84.96	455	4,936
Total	2,295	$ 81.70	2,295	

* These shares were purchased pursuant to a plan authorizing the repurchases of up to 35 million shares of Textron common stock that was approved on July 24, 2023 by our Board of Directors. This share repurchase program had no expiration date.

On February 11, 2026, pursuant to a delegation by our Board of Directors, Textron's Audit Committee approved a program for the repurchase of up to 25 million shares of our common stock. The new repurchase program has no expiration date and replaced the prior 2023 share repurchase program that had 3.9 million shares remaining available for repurchase.

Stock Performance Graph

The following graph compares the total return on a cumulative basis at the end of each year of $100 invested in our common stock on December 31, 2020 with the Standard & Poor's (S&P) 500 Stock Index, the S&P 500 Aerospace & Defense (A&D) Index and the S&P 500 Industrials Index, all of which include Textron. The values calculated assume dividend reinvestment.



		2020	2021	2022	2023	2024	2025
Textron Inc.	$	100.00 $	159.93 $	146.84 $	166.98 $	158.97 $	181.10
S&P 500		100.00	128.71	105.40	133.10	166.40	196.57
S&P 500 A&D		100.00	113.22	132.89	141.88	162.31	237.57
S&P 500 Industrials		100.00	121.12	114.48	135.24	158.87	193.29

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In 2025, Textron's revenues increased 8%, compared with 2024, reflecting the impact of higher volume on the MV-75 program at the Bell segment and higher aircraft and aftermarket parts and services revenues at the Textron Aviation segment. Segment profit increased 14%, compared with 2024, largely reflecting higher volume and mix at Textron Aviation. Our backlog increased 5% in 2025 to $18.8 billion, which included a $710 million increase at the Textron Systems segment and a $326 million increase at the Bell segment. Financial highlights for 2025 also include:

- Generated $1.3 billion of net cash from operating activities from our manufacturing businesses.
- Invested $521 million in research and development projects and $383 million in capital expenditures.
- Returned $822 million to our shareholders through the repurchase of 10.7 million shares of our common stock.

For an overview of our business segments, including a discussion of our major products and services, refer to Item 1. Business. A discussion of our financial condition and operating results for 2025 compared with 2024 is provided below, while a discussion of 2024 compared with 2023 can be found in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Annual Report on Form 10-K for the year ended December 28, 2024. The following discussion should be read in conjunction with our Consolidated Financial Statements and related Notes included in Item 8. Financial Statements and Supplementary Data.

Business Environment

Changes to the United States trade policy have resulted in new or higher tariffs on goods imported from numerous countries, and some countries have imposed retaliatory tariffs on imports from the United States. We are principally a North American manufacturer and 69% of our 2025 revenues were generated in the U.S. Our aircraft products, subassemblies, parts and components manufactured in Canada and Mexico are largely qualified under the rules of the United States-Mexico-Canada Agreement (USMCA) for preferential treatment on tariffs imposed by the U.S. on imports from Canada and Mexico. In addition, our operations outside of North America primarily source materials and components from outside of North America and manufacture products for non-U.S. customers. Many of our businesses also source materials and components from outside of North America. These businesses have been and will continue to be impacted by these imposed U.S. tariffs. In order to mitigate these impacts our businesses have been managing, and will continue to manage, pricing and supply chain optimization strategies. In addition, our aircraft businesses are working through the tariff reconciliation and refund process with the U.S. Government to recover tariff costs that were previously paid related to materials and components that were subsequently determined to be USMCA compliant. To date, we have not experienced a material adverse impact from these tariffs. We will continue to evaluate the ongoing impact of these tariffs and any further developments or changes in global tariff policies on our business and financial position.

Consolidated Results of Operations

					% Change	
(Dollars in millions)		2025	2024	2023	2025	2024
Revenues	$	14,799	$ 13,702	$ 13,683	8%	—%
Cost of sales		12,104	11,200	10,835	8%	3%
Gross margin as a % of Manufacturing revenues		17.8%	18.0%	20.5%		
Research and development costs	$	521	$ 491	$ 570	6%	(14)%
Selling and administrative expense		1,173	1,156	1,225	1%	(6)%
Interest expense, net		126	97	77	30%	26%
Special charges		4	78	126	(95)%	(38)%
Non-service components of pension and postretirement income, net		266	263	237	1%	11%

Revenues

Revenues increased $1.1 billion in 2025, compared with 2024, largely due to the following factors:

- Higher Bell revenues of $703 million, due to higher military aircraft and support programs revenues of $570 million, primarily related to the MV-75 program and military sustainment programs, and higher commercial revenues of $133 million.
- Higher Textron Aviation revenues of $671 million, reflecting higher aircraft revenues of $548 million and higher aftermarket parts and services revenues of $123 million.

- Lower Industrial revenues of $302 million, with $294 million at Textron Specialized Vehicles, largely reflecting the impact from the disposition of the Powersports business in April 2025, as discussed in Note 15 to the Consolidated Financial Statements, and lower volume and mix, primarily in golf products.

Manufacturing group revenues increased $1.1 billion in 2025, compared with 2024, largely reflecting an increase of $1.4 billion in product revenues. The increase in product revenues in 2025 was partially offset by a decrease of $285 million in service revenues, largely related to the classification of revenues for the MV-75 program, which was service-related prior to the transition of the program to the Engineering and Manufacturing Development phase in the third quarter of 2024 when it became product-related.

Cost of Sales
Cost of sales includes cost of products and services sold for the Manufacturing group. In 2025, cost of sales increased $904 million, 8%, compared with 2024, largely due to higher net volume and mix and a $281 million impact from inflation, partially offset by the impact from the disposition of the Powersports business.

Research and Development Costs
Research and development costs increased $30 million, 6%, in 2025, compared with 2024. The higher research and development costs included an increase of $56 million at Bell, largely reflecting lower costs in 2024 due to the wind down of the Future Attack Reconnaissance Aircraft program, partially offset by a decrease of $21 million at the Textron eAviation segment, due to a reduction in costs on certain development projects.

Selling and Administrative Expense
Selling and administrative expense increased $17 million, 1%, in 2025, compared with 2024. The increase included a $21 million impact from inflation, higher share-based compensation expense and lower recoveries at the Finance segment, mostly offset by the impact from the disposition of the Powersports business and a $16 million gain resulting from the early termination of a vendor contract at the Textron Systems segment.

Interest Expense, Net
Interest expense, net includes interest expense for both the Finance and Manufacturing borrowing groups, with interest on intercompany borrowings eliminated, and interest income earned on cash and equivalents for the Manufacturing borrowing group. In 2025, interest expense, net increased $29 million, 30%, compared with 2024, primarily due to higher average debt outstanding and lower interest income. For 2025, 2024 and 2023, gross interest expense totaled $164 million, $146 million and $133 million, respectively.

Special Charges
Special charges of $4 million, $78 million and $126 million in 2025, 2024 and 2023, respectively, largely include restructuring activities and asset impairment charges as described in Note 15 to the Consolidated Financial Statements on page 63.

Non-service Components of Pension and Postretirement Income, Net
Non-service components of pension and postretirement income, net increased by $3 million, 1%, in 2025, compared with 2024.

Income Taxes

	2025	2024	2023
Effective tax rate	18.8%	12.5%	15.2%

In 2025, the effective tax rate of 18.8% was lower than the U.S. federal statutory tax rate of 21%, largely due to the favorable impact of research and development credits. In 2024, the effective tax rate of 12.5% was lower than the U.S. federal statutory tax rate of 21%, largely due to the favorable impact of research and development credits and the effective settlement of certain tax positions in the fourth quarter of 2024, which is discussed in Note 16 to the Consolidated Financial Statements.

For a full reconciliation of our effective tax rate to the U.S. federal statutory tax rate, see Note 16 to the Consolidated Financial Statements on page 64.

Segment Analysis

We operate in, and report financial information for, the following six operating segments: Textron Aviation, Bell, Textron Systems, Industrial, Textron eAviation and Finance. Segment profit is an important measure used for evaluating performance and for decision-making purposes. Segment profit for the manufacturing segments excludes the non-service components of pension and postretirement income, net; LIFO inventory provision; intangible asset amortization; interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; special charges and the inventory valuation charge to write down production-related powersports inventory. The operating costs used to derive segment profit for our manufacturing segments includes cost of sales, research and development costs and selling and administrative expense. The cost of sales discussed in this Segment Analysis section excludes the LIFO inventory provision, intangible asset amortization and the inventory valuation charge discussed above that are reported within Cost of products sold or Cost of services sold on the Consolidated Statement of Operations. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

In our discussion of comparative results for the Manufacturing group, material changes in revenues and segment profit for our commercial businesses typically are expressed in terms of product line revenues, including volume and mix and pricing; foreign exchange; acquisitions and dispositions; inflation; manufacturing efficiency; and changes in research and development costs and selling and administrative expense. For revenues, volume and mix represents changes in revenues from increases or decreases in the number of units delivered or services provided and the composition of products and/or services sold. For segment profit, volume and mix represents a change due to the number of units delivered or services provided and the composition of products and/or services sold at different profit margins. Pricing represents changes in unit pricing. Foreign exchange is the change resulting from translating foreign-denominated amounts into U.S. dollars at exchange rates that are different from the prior period. Revenues generated by acquired businesses are reflected in Acquisitions for a twelve-month period, while reductions in revenues and segment profit from the sale of businesses are reflected as Dispositions. Inflation represents higher material, wages, benefits, pension service cost or other costs. Manufacturing efficiency includes changes in material, labor and overhead variances to standards, typically due to scrap rates, labor efficiency or inefficiencies, facility usage and other manufacturing productivity inputs.

Approximately 27% of our 2025 revenues were derived from contracts with the U.S. Government, including those under the U.S. Government-sponsored foreign military sales program. For our segments that contract with the U.S. Government, material changes in revenues related to these contracts are expressed in terms of volume. Changes in segment profit for these contracts are typically expressed in terms of volume and mix and contract performance, which includes cumulative catch-up adjustments associated with a) revisions to the transaction price that may reflect contract modifications or changes in assumptions related to award fees and other variable consideration or b) changes in the total estimated costs at completion due to improved or deteriorated operating performance among other factors. See the *Critical Accounting Estimates - Revenue Recognition* section in Item 7 for a discussion of the factors that impact our estimated costs.

Textron Aviation

(Dollars in millions)	2025	2024	2023	% Change 2025	% Change 2024
Revenues:					
Aircraft	$ 3,922	$ 3,374	$ 3,577	16%	(6)%
Aftermarket parts and services	2,033	1,910	1,796	6%	6%
Total revenues	5,955	5,284	5,373	13%	(2)%
Cost of sales	4,637	4,102	4,116	13%	—%
Research and development costs	214	208	199	3%	5%
Selling and administrative expense	410	408	409	—%	—%
Segment profit	$ 694	$ 566	$ 649	23%	(13)%
Profit margin	11.7%	10.7%	12.1%		
Backlog	$ 7,724	$ 7,845	$ 7,169	(2)%	9%

Textron Aviation's revenues increased $671 million, 13%, in 2025, compared with 2024, reflecting higher aircraft revenues of $548 million and higher aftermarket parts and services revenues of $123 million. The increase in aircraft revenues was due to higher volume and mix and higher pricing. The increase in volume and mix is largely due to higher jet and commercial turboprop volume. The higher volume and mix also reflects the recovery from the strike that began in the third quarter of 2024 and continued into the fourth quarter of 2024. We delivered 171 Citation jets and 146 commercial turboprops in 2025, compared with 151 Citation jets and 127 commercial turboprops in 2024. The increase in aftermarket parts and services revenues was due to higher pricing and volume.

Textron Aviation's cost of sales increased $535 million, 13%, in 2025, compared with 2024, largely reflecting higher volume and mix and inflation of $167 million.

Textron Aviation's segment profit increased $128 million, 23%, in 2025, compared with 2024, largely due to higher volume and mix and a favorable impact from manufacturing efficiencies, related to idle facilities costs recognized in 2024 resulting from the strike, partially offset by higher warranty costs.

Bell

(Dollars in millions)		2025		2024		2023	% Change 2025	% Change 2024
Revenues:								
Military aircraft and support programs	$	2,618	$	2,048	$	1,701	28%	20%
Commercial helicopters, parts and services		1,664		1,531		1,446	9%	6%
Total revenues		4,282		3,579		3,147	20%	14%
Cost of sales		3,537		2,899		2,392	22%	21%
Research and development costs		153		97		192	58%	(49)%
Selling and administrative expense		229		213		243	8%	(12)%
Segment profit	$	363	$	370	$	320	(2)%	16%
Profit margin		8.5%		10.3%		10.2%		
Backlog	$	7,795	$	7,469	$	4,780	4%	56%

Bell's military aircraft and support programs revenues increased $570 million, 28%, in 2025, compared with 2024, primarily due to higher volume on the MV-75 program and military sustainment programs. Commercial helicopters, parts and services revenues increased $133 million, 9%, primarily due to the mix of aircraft sold and higher pricing. We delivered 169 commercial helicopters in 2025, compared with 172 commercial helicopters in 2024.

Bell's cost of sales increased $638 million, 22%, in 2025, compared with 2024, primarily due to higher volume and mix described above.

Bell's research and development costs increased $56 million, 58%, in 2025, compared with 2024, largely reflecting lower costs in 2024 due to the wind down of the Future Attack Reconnaissance Aircraft program.

Bell's segment profit decreased $7 million, 2%, in 2025, compared with 2024, reflecting higher research and development costs described above, partially offset by higher volume and mix. Bell's profit margin decreased 180 basis points, largely reflecting higher volume on lower margin MV-75 development activities and higher research and development costs.

As the MV-75 program continues to accelerate, we expect that we will be awarded the long-lead Low-Rate Initial Production (LRIP) phase of the contract in late 2026 or early 2027. Upon award of the LRIP option, which is largely fixed price, we expect to record an unfavorable cumulative catch-up program adjustment, reflecting higher costs than originally anticipated from when the program was bid, in the range of $60 million to $110 million. The overall MV-75 program will continue to generate a positive profit margin after the adjustment.

Bell's backlog increased $326 million, 4%, in 2025, compared with 2024, due to orders in excess of revenues recognized and deliveries. New orders included a $1.3 billion award for the prototype testing and evaluation phase of the MV-75 program.

Textron Systems

(Dollars in millions)		2025		2024		2023	% Change 2025	2024
Revenues	$	1,247	$	1,241	$	1,235	—%	—%
Cost of sales		939		929		925	1%	—%
Research and development costs		45		51		53	(12)%	(4)%
Selling and administrative expense		88		107		110	(18)%	(3)%
Segment profit	$	175	$	154	$	147	14%	5%
Profit margin		14.0%		12.4%		11.9%		
Backlog	$	3,304	$	2,594	$	1,950	27%	33%

Textron Systems revenues increased $6 million in 2025, compared with 2024. The increase in revenues reflected higher pricing, partially offset by lower volume and mix. The decrease in volume and mix largely reflects the impact of the cancellation of the Shadow program and termination of certain U.S. Government development programs, partially offset by higher volume on the Ship-to-Shore Connector program.

Textron Systems' research and development costs decreased $6 million, 12%, in 2025, compared with 2024, primarily due to a reduction in costs on certain U.S. Government development programs.

Textron Systems' selling and administrative expense decreased $19 million, 18%, in 2025, compared with 2024. The decrease in expense included a $16 million gain resulting from the early termination of a vendor contract in the third quarter of 2025.

Textron Systems segment profit increased $21 million, 14%, in 2025, compared with 2024, largely due to lower selling and administrative expense as discussed above.

Textron Systems' backlog increased $710 million, 27%, in 2025, compared with 2024, reflecting orders in excess of revenues recognized and deliveries. New orders included $480 million for additional units on the Ship-to-Shore Connector program and $475 million for a five-year contract for ATAC's U.S. Navy Fighter Jet Services.

Industrial

(Dollars in millions)		2025		2024		2023	% Change 2025	2024
Revenues:								
Kautex	$	1,883	$	1,891	$	1,954	—%	(3)%
Textron Specialized Vehicles		1,330		1,624		1,887	(18)%	(14)%
Total revenues		3,213		3,515		3,841	(9)%	(8)%
Cost of sales		2,733		2,993		3,221	(9)%	(7)%
Research and development costs		67		72		80	(7)%	(10)%
Selling and administrative expense		268		299		312	(10)%	(4)%
Segment profit	$	145	$	151	$	228	(4)%	(34)%
Profit margin		4.5%		4.3%		5.9%		

Industrial segment revenues decreased $302 million, 9%, in 2025, compared with 2024. Textron Specialized Vehicles' revenues decreased $294 million, 18%, largely reflecting a $195 million impact from the disposition of the Powersports business in April 2025, as discussed in Note 15 to the Consolidated Financial Statements, and lower volume and mix, primarily in golf products. Kautex revenues decreased $8 million, reflecting lower volume, partially offset by a favorable impact from foreign exchange rate fluctuations and higher pricing.

Industrial's cost of sales decreased $260 million, 9%, in 2025 compared with 2024, principally reflecting the impact from the disposition and lower volume and mix, partially offset by higher inflation of $44 million.

Industrial's selling and administrative expense decreased $31 million, 10%, in 2025, compared with 2024, largely reflecting the impact from the disposition.

Industrial's segment profit decreased $6 million, 4%, in 2025, compared with 2024, primarily reflecting lower volume and mix described above, partially offset by the impact from the disposition and a favorable impact from manufacturing efficiencies, which included cost reductions resulting from restructuring activities.

Textron eAviation

(Dollars in millions)	2025	2024	2023	% Change 2025	% Change 2024
Revenues	$ 27	$ 33	$ 32	(18)%	3%
Cost of sales	27	29	35	(7)%	(17)%
Research and development costs	42	63	46	(33)%	37%
Selling and administrative expense	21	17	14	24%	21%
Segment loss	$ (63)	$ (76)	$ (63)	(17)%	21%

Textron eAviation segment revenues decreased $6 million, 18%, in 2025, compared with 2024, largely due to lower volume and mix. Research and development costs decreased $21 million, 33%, due to a reduction in costs on certain development projects. Segment loss decreased $13 million in 2025, compared with 2024, primarily reflecting the lower research and development costs, partially offset by lower volume and mix.

Finance

(In millions)	2025	2024	2023
Revenues	$ 75	$ 50	$ 55
Selling and administrative expense	8	(4)	(6)
Interest expense, net	18	19	15
Segment profit	$ 49	$ 35	$ 46

Finance segment revenues increased $25 million and segment profit increased $14 million in 2025, compared with 2024. The increase in revenues and segment profit included $17 million of gains on the disposition of non-captive assets in 2025. Selling and administrative expense increased $12 million in 2025, compared with 2024, largely reflecting lower recoveries of $9 million.

Liquidity and Capital Resources

Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron consolidated with its majority-owned subsidiaries that operate in the Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation segments. The Finance group, which also is the Finance segment, consists of Textron Financial Corporation and its consolidated subsidiaries. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible products and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Assessment of Liquidity and Significant Future Cash Requirements
Key information that is utilized in assessing our liquidity is summarized below:

(Dollars in millions)	January 3, 2026	December 28, 2024
Manufacturing group		
Cash and equivalents	$ 1,940	$ 1,386
Debt	3,539	3,247
Shareholders' equity	7,875	7,204
Capital (debt plus shareholders' equity)	11,414	10,451
Net debt (net of cash and equivalents) to capital	17%	21%
Debt to capital	31%	31%
Finance group		
Cash and equivalents	$ 85	$ 55
Debt	339	341

We believe that our calculations of debt to capital and net debt to capital are useful measures as they provide a summary indication of the level of debt financing (i.e., leverage) that is in place to support our capital structure, as well as to provide an indication of our capacity to add further leverage.

We expect to have sufficient cash to meet our needs based on our existing cash balances, the cash we expect to generate from our manufacturing operations and the availability of our existing credit facility. In addition to our manufacturing operating cash requirements, future material cash outlays include our contractual combined debt and interest payments for the Manufacturing group of $150 million in 2026, $496 million in 2027, $500 million in 2028 and $3.4 billion thereafter, and for the Finance group of $19 million in 2026, $68 million in 2027, $41 million in 2028 and $466 million thereafter.

For the Manufacturing group, we also have purchase obligations that require material future cash outlays totaling $3.5 billion in 2026, $626 million in 2027 and $171 million thereafter. Purchase obligations include undiscounted amounts committed under contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery dates, as well as property, plant and equipment. Approximately 33% of our purchase obligations represent purchase orders issued for goods and services to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.

Credit Facilities and Other Sources of Capital
On October 16, 2025, Textron entered into a senior unsecured revolving credit facility for an aggregate principal amount of $1.0 billion, of which $100 million is available for the issuance of letters of credit. We may elect to increase the aggregate amount of commitments under the facility to up to $1.3 billion by designating an additional lender or by an existing lender agreeing to increase its commitment. The facility expires in October 2030 and provides for two one-year extensions at our option with the consent of lenders representing a majority of the commitments under the facility. The new facility replaces the prior 5-year facility which was scheduled to expire in October 2027. At January 3, 2026 and December 28, 2024, there were no amounts borrowed against either facility. At January 3, 2026, there were no letters of credit issued and outstanding under the new facility, and at December 28, 2024, there was a $9 million letter of credit issued and outstanding under the prior facility.

We also maintain an effective shelf registration statement filed with the Securities and Exchange Commission that allows us to issue an unlimited amount of public debt and other securities. On October 31, 2025, we issued $500 million of SEC-registered fixed-rate notes due in March 2036 with an annual interest rate of 4.95%, and on February 13, 2025, we issued $500 million of SEC-registered fixed-rate notes due in May 2035 with an annual interest rate of 5.50%. On December 31, 2025, we repaid our $350 million 4.00% notes due in March 2026, and on March 3, 2025, we repaid our $350 million 3.875% Notes due in March 2025.

Manufacturing Group Cash Flows
Cash flows from continuing operations for the Manufacturing group as presented in our Consolidated Statements of Cash Flows are summarized below:

(In millions)	2025	2024	2023
Operating activities	$ 1,327	$ 1,008	$ 1,270
Investing activities	(264)	(288)	(345)
Financing activities	(530)	(1,438)	(776)

Cash flows from operating activities were $1.3 billion in 2025, compared with $1.0 billion in 2024. The $319 million increase in cash flows was primarily due to higher earnings, lower net income tax payments, changes in working capital and a $25 million dividend received from the Finance group. The dividend is included within cash flows from operating activities for the Manufacturing group as it represents a return on investment. Net income tax payments were $92 million and $181 million in 2025 and 2024, respectively. Pension contributions were $41 million and $44 million in 2025 and 2024, respectively.

In 2025 and 2024, cash flows used in investing activities included capital expenditures of $383 million and $364 million, respectively, partially offset by net proceeds from corporate-owned life insurance policies of $80 million and $85 million, respectively. Cash flows used in investing activities in 2025 also included $16 million of net proceeds from the disposition of the Powersports business as discussed in Note 15 to the Consolidated Financial Statements.

Cash flows used in financing activities in 2025 included $822 million of cash paid to repurchase an aggregate of 10.7 million shares of our common stock and $707 million of payments on long-term debt, partially offset by $991 million of net proceeds from the issuance of long-term debt. In 2024, cash flows used in financing activities included $1.1 billion of cash paid to repurchase an aggregate of 12.9 million shares of our common stock and $361 million of payments on long-term debt.

On February 11, 2026, pursuant to a delegation by our Board of Directors, Textron's Audit Committee approved a program for the repurchase of up to 25 million shares of our common stock. This share repurchase program allows us to continue our practice of repurchasing shares to offset the impact of dilution from stock-based compensation and benefit plans and for opportunistic capital management purposes. The new repurchase program has no expiration date and replaced the prior 2023 share repurchase program, which was utilized in 2025 for repurchases.

Dividend payments to shareholders totaled $18 million and $12 million in 2025 and 2024, respectively. Due to the timing of our fiscal year-end, we made five dividend payments in 2025, compared with three dividend payments in 2024.

Finance Group Cash Flows

The cash flows from continuing operations for the Finance group as presented in our Consolidated Statements of Cash Flows are summarized below:

(In millions)	2025	2024	2023
Operating activities	$ 28	$ 8	$ 14
Investing activities	40	3	11
Financing activities	(38)	(16)	(37)

Cash flows from operating activities for the Finance Group were $28 million in 2025, compared with $8 million in 2024. The $20 million increase in cash flows was primarily due to higher earnings. The Finance group's cash flows from investing activities primarily included finance receivable originations of $241 million and $130 million, respectively, and collections on finance receivables totaling $208 million and $133 million in 2025 and 2024, respectively. In 2025, investing cash flows also included $72 million of proceeds from the disposition of non-captive assets. Cash flows used in financing activities included payments on long-term and nonrecourse debt of $13 million and $16 million in 2025 and 2024, respectively. Dividends paid to the Manufacturing group totaled $25 million in 2025.

Consolidated Cash Flows

The consolidated cash flows from continuing operations, after elimination of activity between the borrowing groups, are summarized below:

(In millions)	2025	2024	2023
Operating activities	$ 1,313	$ 1,015	$ 1,267
Investing activities	(207)	(284)	(317)
Financing activities	(543)	(1,454)	(813)

Consolidated cash flows from operating activities were $1.3 billion in 2025, compared with $1.0 billion in 2024. The $298 million increase in cash flows was largely due to higher earnings, lower net income tax payments and changes in working capital. Net income tax payments were $104 million and $191 million in 2025 and 2024, respectively. Pension contributions were $41 million and $44 million in 2025 and 2024, respectively.

In 2025 and 2024, cash flows used in investing activities included capital expenditures of $383 million and $364 million, respectively, partially offset by net proceeds from corporate-owned life insurance policies of $80 million and $85 million, respectively. Cash flows used in investing activities in 2025 also included $72 million of proceeds from the disposition of non-captive assets.

Cash flows used in financing activities in 2025 included $822 million of share repurchases and $720 million of payments on long-term debt, partially offset by $991 million of net proceeds from the issuance of long-term debt. In 2024, cash flows used in financing activities included $1.1 billion of share repurchases and $377 million of payments on long-term debt.

Captive Financing and Other Intercompany Transactions

The Finance group provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters manufactured by our Manufacturing group, otherwise known as captive financing. In the Consolidated Statements of Cash Flows, cash received from customers is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated from the Consolidated Statements of Cash Flows.

Reclassification adjustments included in the Consolidated Statements of Cash Flows on page 37 are summarized below:

(In millions)	2025	2024	2023
Reclassification adjustments from investing activities:			
Finance receivable originations for Manufacturing group inventory sales	$ (183)	$ (109)	$ (160)
Cash received from customers	166	108	143
Total reclassification adjustments from investing activities	(17)	(1)	(17)
Reclassification adjustments from financing activities:			
Dividends received by Manufacturing group from Finance group	(25)	—	—
Total reclassification adjustments to cash flows from operating activities	$ (42)	$ (1)	$ (17)

Under a Support Agreement between Textron and TFC, Textron is required to maintain a controlling interest in TFC. The agreement, as amended in December 2015, also requires Textron to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholders' equity of no less than $125 million. There were no cash contributions required to be paid to TFC in 2025 and 2024 to maintain compliance with the support agreement.

Critical Accounting Estimates

To prepare our Consolidated Financial Statements to be in conformity with generally accepted accounting principles, we must make complex and subjective judgments in the selection and application of accounting policies. The accounting policies that we believe are most critical to the portrayal of our financial condition and results of operations are listed below. We believe these policies require our most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the Consolidated Financial Statements on page 39, which includes other significant accounting policies.

Revenue Recognition
A substantial portion of our revenues is related to long-term contracts with the U.S. Government, including those under the U.S. Government-sponsored foreign military sales program, for the design, development, manufacture or modification of aerospace and defense products as well as related services. We generally use the cost-to-cost method to measure progress for these contracts because it best depicts the transfer of control to the customer that occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion of the performance obligation, and revenue is recorded proportionally as costs are incurred.

Due to the number of years it may take to complete these contracts and the scope and nature of the work required to be performed on the contracts, the estimation of total transaction price and costs at completion is complicated and subject to many variables and, accordingly, is subject to change. In estimating total costs at completion, we are required to make numerous assumptions related to the complexity of design and related development work to be performed; engineering requirements; product performance; subcontractor performance; availability and cost of materials; labor productivity, availability and cost; overhead and capital costs; manufacturing efficiencies; the length of time to complete the contract (to estimate increases in wages and prices for materials); and costs of satisfying offset obligations, among other variables. Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We review and update our cost projections quarterly or more frequently when circumstances significantly change. When our estimate of the total costs to be incurred on a performance obligation exceeds the estimated transaction price, a provision for the entire loss is recorded in the period in which the loss is determined.

At the outset of each contract, we estimate an initial profit booking rate considering the risks surrounding our ability to achieve the technical requirements (e.g., a newly developed product versus a mature product), schedule (e.g., the number and type of milestone events), and costs by contract requirements in the initial estimated costs at completion. Profit booking rates may increase during the performance of the contract if we successfully retire risks surrounding the technical, schedule and cost aspects of the contract. Conversely, the profit booking rate may decrease if we are not successful in retiring the risks; and, as a result, our estimated costs at completion increase. All estimates are subject to change during the performance of the contract and, therefore, may affect the profit booking rate.

Changes in our estimate of the total expected cost or in the transaction price for a contract typically impact our profit booking rate. We utilize the cumulative catch-up method of accounting to recognize the impact of these changes on our profit booking rate for a contract. Under this method, the inception-to-date impact of a profit adjustment on a contract is recognized in the period the adjustment is identified. The impact of our cumulative catch-up adjustments on segment profit recognized in prior periods is presented below:

(In millions)	2025	2024	2023
Gross favorable	$ 130	$ 122	$ 106
Gross unfavorable	(64)	(91)	(62)
Net adjustments	$ 66	$ 31	$ 44

Due to the significance of judgment in the estimation process described above, it is likely that materially different revenues and/or cost of sales amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Our earnings could be reduced by a material amount resulting in a charge to earnings if (a) total estimated contract costs are significantly higher than expected due to changes in customer specifications prior to contract amendment, (b) total estimated contract costs are significantly higher than previously estimated due to cost overruns or inflation, (c) there is a change in engineering efforts required during the development stage of the contract or (d) we are unable to meet contract milestones.

Goodwill

We evaluate the recoverability of goodwill annually in the fourth quarter or more frequently if events or changes in circumstances indicate a potential impairment of a reporting unit. We calculate the fair value of each reporting unit using discounted cash flows. These cash flows incorporate assumptions for revenue growth rates and operating margins that are based on our strategic plans and long-range planning forecasts, which include our best estimates of current and forecasted market conditions, cost structure and anticipated net cost reductions. The long-term revenue growth rate we use to determine the terminal value of the business is based on our assessment of its minimum expected terminal growth rate, as well as its past historical growth and broader economic considerations such as gross domestic product, inflation and the maturity of the markets we serve. The discount rates utilized in this analysis are based on each reporting unit's weighted average cost of capital, which takes into account the relative weights of each component of capital structure (equity and debt) and represents the expected cost of new capital, adjusted as appropriate to consider the risk inherent in future cash flows of the respective reporting unit. We believe this approach yields a discount rate that is consistent with an implied rate of return that an independent investor or market participant would require for an investment in a company having similar risks and business characteristics to the reporting unit being assessed.

Based on our annual impairment review, the fair value calculated using the estimates discussed above exceeded the carrying value by an adequate amount for each reporting group. Accordingly, we do not believe that there is a reasonable possibility that any units might fail the impairment test in the foreseeable future.

Retirement Benefits

We sponsor funded and unfunded domestic and international pension plans for certain of our employees. Beginning on January 1, 2010, we initiated actions to commence the closure of the pension plans to new entrants. We provide employees hired subsequent to these closures with defined-contribution benefits. Our pension benefit obligations are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses or benefits include the expected long-term rates of return on plan assets and discount rates. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases. We evaluate and update these assumptions annually.

To determine the weighted-average expected long-term rate of return on plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on plan assets will decrease pension income. For both 2025 and 2024, the assumed expected long-term rate of return on plan assets used in calculating pension income was 7.16%. For 2025, the assumed rate of return for our domestic plans, which represent approximately 89% of our total pension assets, was 7.25%. Net periodic benefit income is sensitive to changes in the expected long-term rate of return on plan assets.

The discount rate enables us to state expected future benefit payments as a present value on the measurement date, reflecting the current rate at which the pension liabilities could be effectively settled. This rate should be in line with rates for high-quality fixed income investments available for the period to maturity of the pension benefits, which fluctuate as long-term interest rates change. A lower discount rate increases the present value of the benefit obligations and generally decreases pension income. In 2025, the weighted-average discount rate used in calculating pension income was 5.73%, compared with 5.19% in 2024. For our domestic plans, the assumed discount rate was 5.80% in 2025, compared with 5.25% in 2024. A change of 50 basis-points higher or lower, with all other assumptions held constant, in this weighted-average discount rate in 2025 would have changed our pension income for our domestic plans by approximately $10 million.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Our financial results are affected by changes in foreign currency exchange rates in the various countries in which our products are manufactured and/or sold. For our manufacturing operations, we manage our foreign currency transaction exposures by entering into foreign currency exchange contracts. These contracts generally are used to fix the local currency cost of purchased goods or services or selling prices denominated in currencies other than the functional currency. The notional amount of outstanding foreign currency exchange contracts was $477 million and $464 million at January 3, 2026 and December 28, 2024, respectively.

Interest Rate Risk

Our financial results are affected by changes in interest rates. As part of managing this risk, we seek to achieve a prudent balance between floating- and fixed-rate exposures. We continually monitor our mix of these exposures and adjust the mix, as necessary. For our Finance group, we generally limit our risk to changes in interest rates with a strategy of matching floating-rate assets with floating-rate liabilities. This strategy includes the use of interest rate swap agreements. We had interest rate swap agreements with a total notional amount of $264 million at January 3, 2026 and $289 million at December 28, 2024, which effectively converted certain floating-rate debt to a fixed-rate equivalent.

Quantitative Risk Measures

In the normal course of business, we enter into financial instruments for purposes other than trading. The financial instruments that are subject to market risk include finance receivables (excluding leases), debt (excluding finance lease obligations) and foreign currency exchange contracts. To quantify the market risk inherent in these financial instruments, we utilize a sensitivity analysis that includes a hypothetical change in fair value assuming a 10% decrease in interest rates and a 10% strengthening in foreign exchange rates against the U.S. dollar. The fair value of these financial instruments is estimated using discounted cash flow analysis and indicative market pricing as reported by leading financial news and data providers.

At the end of each year, the table below provides the carrying and fair values of these financial instruments along with the sensitivity of fair value to the hypothetical changes discussed above. This sensitivity analysis is most likely not indicative of actual results in the future.

(*In millions*)	January 3, 2026			December 28, 2024		
	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change	Carrying Value*	Fair Value*	Sensitivity of Fair Value to a 10% Change
Manufacturing group						
Foreign currency exchange risk						
Foreign currency exchange contracts	$ (4)	$ (4)	$ 34	$ (14)	$ (14)	$ 31
Interest rate risk						
Debt	(3,459)	(3,406)	(66)	(3,164)	(2,989)	(49)
Finance group						
Interest rate risk						
Finance receivables	493	528	12	439	454	9
Debt	(339)	(312)	—	(341)	(311)	—

* The value represents an asset or (liability).

Item 8. Financial Statements and Supplementary Data

Our Consolidated Financial Statements and the related report of our independent registered public accounting firm thereon are included in this Annual Report on Form 10-K on the pages indicated below:

All other schedules are omitted either because they are not applicable or not required or because the required information is included in the financial statements or notes thereto.

Consolidated Statements of Operations

For each of the years in the three-year period ended January 3, 2026

(In millions, except per share data)	2025	2024	2023
Revenues			
Manufacturing product revenues	$ 12,732	$ 11,375	$ 11,573
Manufacturing service revenues	1,992	2,277	2,055
Finance revenues	75	50	55
Total revenues	14,799	13,702	13,683
Costs, expenses and other			
Cost of products sold	10,608	9,403	9,206
Cost of services sold	1,496	1,797	1,629
Research and development costs	521	491	570
Selling and administrative expense	1,173	1,156	1,225
Interest expense, net	126	97	77
Special charges	4	78	126
Non-service components of pension and postretirement income, net	(266)	(263)	(237)
Total costs, expenses and other	13,662	12,759	12,596
Income from continuing operations before income taxes	1,137	943	1,087
Income tax expense	214	118	165
Income from continuing operations	923	825	922
Loss from discontinued operations	(2)	(1)	(1)
Net income	$ 921	$ 824	$ 921
Basic earnings per share			
Continuing operations	$ 5.16	$ 4.38	$ 4.62
Discontinued operations	(0.01)	—	(0.01)
Basic earnings per share	$ 5.15	$ 4.38	$ 4.61
Diluted earnings per share			
Continuing operations	$ 5.12	$ 4.34	$ 4.57
Discontinued operations	(0.01)	(0.01)	(0.01)
Diluted earnings per share	$ 5.11	$ 4.33	$ 4.56

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For each of the years in the three-year period ended January 3, 2026

(In millions)		2025		2024		2023
Net income	$	921	$	824	$	921
Other comprehensive income (loss), net of tax						
Pension and postretirement benefits adjustments, net of reclassifications		298		419		(82)
Foreign currency translation adjustments, net of reclassifications		132		(71)		45
Deferred gains (losses) on hedge contracts, net of reclassifications		3		(8)		5
Total other comprehensive income (loss), net of tax		433		340		(32)
Comprehensive income	$	1,354	$	1,164	$	889

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)		January 3, 2026		December 28, 2024
Assets				
Manufacturing group				
Cash and equivalents	$	1,940	$	1,386
Accounts receivable, net		823		949
Inventories		4,278		4,071
Other current assets		872		687
Total current assets		7,913		7,093
Property, plant and equipment, net		2,590		2,529
Goodwill		2,321		2,288
Other assets		4,628		4,248
Total Manufacturing group assets		17,452		16,158
Finance group				
Cash and equivalents		85		55
Finance receivables, net		574		603
Other assets		18		22
Total Finance group assets		677		680
Total assets	$	18,129	$	16,838
Liabilities and shareholders' equity				
Liabilities				
Manufacturing group				
Current portion of long-term debt	$	5	$	357
Accounts payable		1,185		943
Other current liabilities		3,163		3,094
Total current liabilities		4,353		4,394
Other liabilities		1,980		1,945
Long-term debt		3,534		2,890
Total Manufacturing group liabilities		9,867		9,229
Finance group				
Other liabilities		48		64
Debt		339		341
Total Finance group liabilities		387		405
Total liabilities		10,254		9,634
Shareholders' equity				
Common stock (175.0 million and 184.0 million shares issued, respectively, and 174.3 million and 183.0 million shares outstanding, respectively)		22		23
Capital surplus		1,995		1,960
Treasury stock		(55)		(82)
Retained earnings		5,784		5,607
Accumulated other comprehensive income (loss)		129		(304)
Total shareholders' equity		7,875		7,204
Total liabilities and shareholders' equity	$	18,129	$	16,838

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(In millions, except per share data)	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2022	$ 26	$ 1,880	$ (84)	5,903	$ (612)	$ 7,113
Net income	—	—	—	921	—	921
Other comprehensive loss	—	—	—	—	(32)	(32)
Dividends declared ($0.08 per share)	—	—	—	(16)	—	(16)
Share-based compensation activity	—	179	—	—	—	179
Purchases of common stock, including excise tax*	—	—	(1,178)	—	—	(1,178)
Retirement of treasury stock	(2)	(149)	1,097	(946)	—	—
Balance at December 30, 2023	24	1,910	(165)	5,862	(644)	6,987
Net income	—	—	—	824	—	824
Other comprehensive income	—	—	—	—	340	340
Dividends declared ($0.08 per share)	—	—	—	(16)	—	(16)
Share-based compensation activity	1	199	—	—	—	200
Purchases of common stock, including excise tax*	—	—	(1,131)	—	—	(1,131)
Retirement of treasury stock	(2)	(149)	1,214	(1,063)	—	—
Balance at December 28, 2024	23	1,960	(82)	5,607	(304)	7,204
Net income	—	—	—	921	—	921
Other comprehensive income	—	—	—	—	433	433
Dividends declared ($0.08 per share)	—	—	—	(14)	—	(14)
Share-based compensation activity	—	159	—	—	—	159
Purchases of common stock, including excise tax*	—	—	(828)	—	—	(828)
Retirement of treasury stock	(1)	(124)	855	(730)	—	—
Balance at January 3, 2026	$ 22	$ 1,995	$ (55)	5,784	$ 129	$ 7,875

*Includes amounts accrued for excise tax imposed on common share repurchases that totaled $6 million in 2025, $9 million in 2024 and $10 million in 2023.

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For each of the years in the three-year period ended January 3, 2026

		Consolidated	
(In millions)	2025	2024	2023
Cash flows from operating activities			
Income from continuing operations	$ 923	$ 825	$ 922
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:			
Non-cash items:			
Depreciation and amortization	401	382	395
Deferred income taxes	155	(48)	(192)
Asset impairments and powersports inventory charge	1	41	88
Gain on business disposition	(4)	—	—
Other, net	134	102	90
Changes in assets and liabilities:			
Accounts receivable, net	107	(96)	(9)
Inventories	(264)	(194)	(359)
Other assets	(76)	205	267
Accounts payable	197	(69)	2
Other liabilities	32	95	276
Income taxes, net	(45)	(26)	4
Pension, net	(232)	(225)	(202)
Captive finance receivables, net	(17)	(1)	(17)
Other operating activities, net	1	24	2
Net cash provided by operating activities of continuing operations	1,313	1,015	1,267
Net cash used in operating activities of discontinued operations	(1)	(1)	(1)
Net cash provided by operating activities	1,312	1,014	1,266
Cash flows from investing activities			
Capital expenditures	(383)	(364)	(402)
Net proceeds from corporate-owned life insurance policies	80	85	40
Net proceeds from business disposition	16	—	—
Proceeds from sale of property, plant and equipment	9	4	18
Net cash used in business acquisitions	(1)	(13)	(1)
Finance receivables repaid	42	25	26
Finance receivables originated	(58)	(21)	—
Proceeds from the disposition of non-captive assets	72	—	—
Other investing activities, net	16	—	2
Net cash used in investing activities	(207)	(284)	(317)
Cash flows from financing activities			
Net proceeds from long-term debt	991	—	348
Principal payments on long-term debt and nonrecourse debt	(720)	(377)	(44)
Purchases of Textron common stock	(822)	(1,122)	(1,168)
Proceeds from exercise of stock options	40	88	73
Dividends paid	(18)	(12)	(16)
Other financing activities, net	(14)	(31)	(6)
Net cash used in financing activities	(543)	(1,454)	(813)
Effect of exchange rate changes on cash and equivalents	22	(16)	10
Net increase (decrease) in cash and equivalents	584	(740)	146
Cash and equivalents at beginning of year	1,441	2,181	2,035
Cash and equivalents at end of year	$ 2,025	$ 1,441	$ 2,181

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows continued

For each of the years in the three-year period ended January 3, 2026

(In millions)	Manufacturing Group 2025	2024	2023	Finance Group 2025	2024	2023
Cash flows from operating activities						
Income from continuing operations	$ 878	$ 796	$ 884	$ 45	$ 29	$ 38
Adjustments to reconcile income from continuing operations to net cash provided by operating activities of continuing operations:						
Non-cash items:						
Depreciation and amortization	401	382	395	—	—	—
Deferred income taxes	180	(46)	(188)	(25)	(2)	(4)
Asset impairments and powersports inventory charge	1	41	88	—	—	—
Gain on business disposition	(4)	—	—	—	—	—
Other, net	136	115	110	(2)	(13)	(20)
Changes in assets and liabilities:						
Accounts receivable, net	107	(96)	(9)	—	—	—
Inventories	(264)	(194)	(359)	—	—	—
Other assets	(74)	205	261	(2)	—	6
Accounts payable	197	(69)	2	—	—	—
Other liabilities	38	100	281	(6)	(5)	(5)
Income taxes, net	(63)	(25)	5	18	(1)	(1)
Pension, net	(232)	(225)	(202)	—	—	—
Dividends received from Finance group	25	—	—	—	—	—
Other operating activities, net	1	24	2	—	—	—
Net cash provided by operating activities of continuing operations	1,327	1,008	1,270	28	8	14
Net cash used in operating activities of discontinued operations	(1)	(1)	(1)	—	—	—
Net cash provided by operating activities	1,326	1,007	1,269	28	8	14
Cash flows from investing activities						
Capital expenditures	(383)	(364)	(402)	—	—	—
Net proceeds from corporate-owned life insurance policies	80	85	40	—	—	—
Net proceeds from business disposition	16	—	—	—	—	—
Proceeds from sale of property, plant and equipment	9	4	18	—	—	—
Net cash used in business acquisitions	(1)	(13)	(1)	—	—	—
Finance receivables repaid	—	—	—	208	133	169
Finance receivables originated	—	—	—	(241)	(130)	(160)
Proceeds from the disposition of non-captive assets	—	—	—	72	—	—
Other investing activities, net	15	—	—	1	—	2
Net cash provided by (used in) investing activities	(264)	(288)	(345)	40	3	11
Cash flows from financing activities						
Net proceeds from long-term debt	991	—	348	—	—	—
Principal payments on long-term debt and nonrecourse debt	(707)	(361)	(7)	(13)	(16)	(37)
Purchases of Textron common stock	(822)	(1,122)	(1,168)	—	—	—
Proceeds from exercise of stock options	40	88	73	—	—	—
Dividends paid	(18)	(12)	(16)	(25)	—	—
Other financing activities, net	(14)	(31)	(6)	—	—	—
Net cash used in financing activities	(530)	(1,438)	(776)	(38)	(16)	(37)
Effect of exchange rate changes on cash and equivalents	22	(16)	10	—	—	—
Net increase (decrease) in cash and equivalents	554	(735)	158	30	(5)	(12)
Cash and equivalents at beginning of year	1,386	2,121	1,963	55	60	72
Cash and equivalents at end of year	$ 1,940	$ 1,386	$ 2,121	$ 85	$ 55	$ 60

See Notes to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation and Financial Statement Presentation

Our Consolidated Financial Statements include the accounts of Textron Inc. and its majority-owned subsidiaries. Our financings are conducted through two separate borrowing groups. The Manufacturing group consists of Textron Inc. consolidated with its majority-owned subsidiaries that operate in the Textron Aviation, Bell, Textron Systems, Industrial and Textron eAviation segments. The Finance group, which also is the Finance segment, consists of Textron Financial Corporation (TFC) and its consolidated subsidiaries. We designed this framework to enhance our borrowing power by separating the Finance group. Our Manufacturing group operations include the development, production and delivery of tangible goods and services, while our Finance group provides financial services. Due to the fundamental differences between each borrowing group's activities, investors, rating agencies and analysts use different measures to evaluate each group's performance. To support those evaluations, we present balance sheet and cash flow information for each borrowing group within the Consolidated Financial Statements.

Our Finance group provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters manufactured by our Manufacturing group, otherwise known as captive financing. In the Consolidated Statements of Cash Flows, cash received from customers is reflected as operating activities when received from third parties. However, in the cash flow information provided for the separate borrowing groups, cash flows related to captive financing activities are reflected based on the operations of each group. For example, when product is sold by our Manufacturing group to a customer and is financed by the Finance group, the origination of the finance receivable is recorded within investing activities as a cash outflow in the Finance group's statement of cash flows. Meanwhile, in the Manufacturing group's statement of cash flows, the cash received from the Finance group on the customer's behalf is recorded within operating cash flows as a cash inflow. Although cash is transferred between the two borrowing groups, there is no cash transaction reported in the consolidated cash flows at the time of the original financing. These captive financing activities, along with all significant intercompany transactions, are reclassified or eliminated in consolidation.

Collaborative Arrangements

Our Bell segment has a strategic alliance agreement with a third-party company to provide engineering, development and test services related to the V-22 aircraft, as well as to produce the V-22 aircraft, under a number of separate contracts with the U.S. Government (V-22 Contracts). The alliance created by this agreement is not a legal entity and has no employees, no assets and no true operations. This agreement creates contractual rights and does not represent an entity in which we have an equity interest. We account for this alliance as a collaborative arrangement with Bell and the third-party company reporting costs incurred and revenues generated from transactions with the U.S. Government in each company's respective income statement. Neither Bell nor the third-party company is considered to be the principal participant for the transactions recorded under this agreement. Profits on cost-plus contracts are allocated between Bell and the third-party company on a 50%-50% basis. Negotiated profits on fixed-price contracts are also allocated 50%-50%; however, Bell and the third-party company are each responsible for their own cost overruns and are entitled to retain any cost underruns. Based on the contractual arrangement established under the alliance, Bell accounts for its rights and obligations under the specific requirements of the V-22 Contracts allocated to Bell under the work breakdown structure. We account for all of our rights and obligations, including warranty, product and any contingent liabilities, under the specific requirements of the V-22 Contracts allocated to us under the agreement. Revenues and cost of sales reflect our performance under the V-22 Contracts with revenues recognized using the cost-to-cost method. We include all assets used in performance of the V-22 Contracts that we own and all liabilities arising from our obligations under the V-22 Contracts in our Consolidated Balance Sheets.

Use of Estimates

We prepare our financial statements in conformity with generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Our estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the Consolidated Statements of Operations in the period that they are determined.

Revenue Recognition

Revenue is recognized when control of the product or service promised under the contract is transferred to the customer either at a point in time (e.g., upon delivery) or over time (e.g., as we perform under the contract). We account for a contract when it has approval and commitment from both parties, the rights and payment terms of the parties are identified, the contract has commercial substance and collectability of consideration is probable. Contracts are reviewed to determine whether there is one or multiple performance obligations. A performance obligation is a promise to transfer a distinct product or service to a customer and represents the unit of accounting for revenue recognition. For contracts with multiple performance obligations, the expected consideration, or the transaction price, is allocated to each performance obligation identified in the contract based on the relative standalone selling price of each performance obligation. Revenue is then recognized for the transaction price allocated to the performance obligation when control of the promised product or service underlying the performance obligation is transferred. Contract consideration is not adjusted for the effects of a significant financing component when, at contract inception, the period between when control transfers and when the customer will pay for that good or service is one year or less.

Revenue is classified as product or service revenue based on the predominant attributes of each performance obligation.

Commercial Contracts
The majority of our contracts with commercial customers have a single performance obligation as there is only one product or service promised or the promise to transfer the product or service is not distinct or separately identifiable from other promises in the contract. Revenue is primarily recognized at a point in time, which is generally when the customer obtains control of the asset upon delivery and customer acceptance. Contract modifications that provide for additional distinct products or services at the standalone selling price are treated as separate contracts.

For commercial fixed-wing aircraft, we contract with our customers to sell fully outfitted aircraft, which may include configuration options. The aircraft typically represents a single performance obligation and revenue is recognized upon customer acceptance and delivery. For commercial helicopters, our customers generally contract with us for fully functional basic configuration aircraft and control is transferred upon customer acceptance and delivery. At times, customers may separately contract with us for the installation of accessories and customization to the basic aircraft. If these contracts are entered into at or near the same time of the basic aircraft contract, we assess whether the contracts meet the criteria to be combined. For contracts that are combined, the basic aircraft and the accessories and customization are typically considered to be distinct, and therefore, are separate performance obligations. For these contracts, revenue is recognized on the basic aircraft upon customer acceptance and transfer of title and risk of loss, and on the accessories and customization, upon delivery and customer acceptance. We utilize observable prices to determine the standalone selling prices when allocating the transaction price to these performance obligations.

The transaction price for our commercial contracts reflects our estimate of returns, rebates and discounts, which are based on historical, current and forecasted information. Amounts billed to customers for shipping and handling are included in the transaction price and generally are not treated as separate performance obligations as these costs fulfill a promise to transfer the product to the customer. Taxes collected from customers and remitted to government authorities are recorded on a net basis.

We primarily provide standard warranty programs for products in our commercial businesses for periods that typically range from one year to five years. These assurance-type programs typically cannot be purchased separately and do not meet the criteria to be considered a performance obligation.

U.S. Government Contracts
Our contracts with the U.S. Government generally include the design, development, manufacture or modification of aerospace and defense products and related support services. These contracts, which also include those under the U.S. Government-sponsored foreign military sales program, accounted for approximately 27% of total revenues in 2025. The customer typically contracts with us to provide a significant service of integrating a complex set of tasks and components into a single project or capability, which often results in the delivery of multiple units. Accordingly, the entire contract is accounted for as one performance obligation. In certain circumstances, a contract may include both production and support services, such as logistics and parts plans, which are considered to be distinct in the context of the contract and represent separate performance obligations. When a contract is separated into more than one performance obligation, we generally utilize the expected cost plus a margin approach to determine the standalone selling prices when allocating the transaction price.

Our contracts are frequently modified for changes in contract specifications and requirements. Most of our contract modifications with the U.S. Government are for products and services that are not distinct from the existing contract due to the significant integration service provided in the context of the contract and are accounted for as part of that existing contract. The effect of these contract modifications on our estimates is recognized using the cumulative catch-up method of accounting.

Contracts with the U.S. Government generally contain clauses that provide lien rights to work-in-process along with clauses that allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work-in-process. Due to the continuous transfer of control to the U.S. Government, we recognize revenue over the time that we perform under the contract. Selecting the method to measure progress towards completion requires judgment and is based on the nature of the products or service to be provided. We generally use the cost-to-cost method to measure progress for our contracts because it best depicts the transfer of control to the customer that occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion of the performance obligation, and revenue is recorded proportionally as costs are incurred.

The transaction price for our contracts represents our best estimate of the consideration we will receive and includes assumptions regarding variable consideration as applicable. Certain of our long-term contracts contain incentive fees or other provisions that can either increase or decrease the transaction price. These variable amounts generally are awarded upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance, historical performance, and all other information that is reasonably available to us.

Total contract cost is estimated utilizing current contract specifications and expected engineering requirements. Contract costs typically are incurred over a period of several years, and the estimation of these costs requires substantial judgment. Our cost estimation process is based on the professional knowledge and experience of engineers and program managers along with finance professionals. We review and update our projections of costs quarterly or more frequently when circumstances significantly change.

Approximately 53% of our 2025 revenues with the U.S. Government were under fixed-price and fixed-price incentive contracts. Under the typical payment terms of these contracts, the customer pays us either performance-based or progress payments. Performance-based payments represent interim payments of up to 90% of the contract price based on quantifiable measures of performance or on the achievement of specified events or milestones. Progress payments are interim payments of up to 80% of costs incurred as the work progresses. Because the customer retains a small portion of the contract price until completion of the contract, these contracts generally result in revenue recognized in excess of billings. Amounts billed and due from our customers are classified in Accounts receivable, net. The portion of the payments retained by the customer until final contract settlement is not considered a significant financing component because the intent is to protect the customer. For cost-type contracts, we are generally paid for our actual costs incurred within a short period of time.

Finance Revenues

Finance revenues primarily include interest on finance receivables, finance lease earnings and portfolio gains/losses. We recognize interest using the interest method, which provides a constant rate of return over the terms of the receivables. Accrual of interest income is suspended if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically suspend the accrual of interest income for accounts that are contractually delinquent by more than three months unless collection is not doubtful. Cash payments on nonaccrual accounts, including finance charges, generally are applied to reduce the net investment balance. Once we conclude that the collection of all principal and interest is no longer doubtful, we resume the accrual of interest and recognize previously suspended interest income at the time either a) the loan becomes contractually current through payment according to the original terms of the loan, or b) if the loan has been modified, following a period of performance under the terms of the modification.

Contract Estimates

For contracts where revenue is recognized over time, we recognize changes in estimated contract revenues, costs and profits using the cumulative catch-up method of accounting. This method recognizes the cumulative effect of changes on current and prior periods with the impact of the change from inception-to-date recorded in the current period. Anticipated losses on contracts are recognized in full in the period in which the losses become probable and estimable.

In 2025, 2024 and 2023, our cumulative catch-up adjustments increased segment profit by $66 million, $31 million and $44 million, respectively, and net income by $50 million, $24 million and $34 million, respectively ($0.28, $0.12 and $0.17 per diluted share, respectively). Revenues increased by $66 million, $32 million and $42 million in 2025, 2024 and 2023, respectively, related to changes in profit booking rates for performance obligations satisfied in prior periods.

Contract Assets and Liabilities

Contract assets arise from contracts when revenue is recognized over time and the amount of revenue recognized exceeds the amount billed to the customer. These amounts are included in contract assets until the right to payment is no longer conditional on events other than the passage of time and are included in Other current assets in the Consolidated Balance Sheets. Contract liabilities, which are primarily included in Other current liabilities, include deposits, largely from our commercial aviation customers, and billings in excess of revenue recognized.

The incremental costs of obtaining a contract with a customer that is expected to be recovered is expensed as incurred when the period to be benefitted is one year or less.

Accounts Receivable, Net
Accounts receivable, net includes amounts billed to customers where the right to payment is unconditional. We maintain an allowance for credit losses for our commercial accounts receivable to provide for the estimated amount that will not be collected, even when the risk of loss is remote. The allowance is measured on a collective pool basis when similar risk characteristics exist and is established as a percentage of accounts receivable. We have identified pools with similar risk characteristics, based on customer and industry type and geographic location. The percentage is based on all available and relevant information including age of outstanding receivables and collateral value, if any, historical payment experience and loss history, current economic conditions, and, when reasonable and supportable factors exist, management's expectation of future economic conditions. For amounts due from the U.S. Government, we have not established an allowance for credit losses as we have zero loss expectation based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

Cash and Equivalents
Cash and equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost or estimated realizable value. The majority of our inventories are valued using the last-in, first-out (LIFO) method, while the remaining inventories are generally valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and are depreciated primarily using the straight-line method. We capitalize expenditures for improvements that increase asset values and extend useful lives. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying value of the asset exceeds the sum of the undiscounted expected future cash flows, the asset is written down to fair value.

Goodwill and Intangible Assets
Goodwill represents the excess of the consideration paid for the acquisition of a business over the fair values assigned to intangible and other net assets of the acquired business. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to an annual impairment test. We evaluate the recoverability of these assets in the fourth quarter of each year or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows, or material adverse changes in the business climate, indicate a potential impairment.

For our goodwill impairment test, we calculate the fair value of each reporting unit using discounted cash flows. A reporting unit represents the operating segment unless discrete financial information is prepared and reviewed by segment management for businesses one level below that operating segment, in which case such component is the reporting unit. In certain instances, we have aggregated components of an operating segment into a single reporting unit based on similar economic characteristics. The discounted cash flows incorporate assumptions for revenue growth rates, operating margins and discount rates that represent our best estimates of current and forecasted market conditions, cost structure, anticipated net cost reductions, and the implied rate of return that we believe a market participant would require for an investment in a business having similar risks and characteristics to the reporting unit being assessed. The fair value of our indefinite-lived intangible assets is primarily determined using the relief of royalty method based on forecasted revenues and royalty rates. If the estimated fair value of the reporting unit or indefinite-lived intangible asset exceeds the carrying value, there is no impairment. Otherwise, an impairment loss is recognized for the amount by which the carrying value exceeds the estimated fair value.

Acquired intangible assets with finite lives are subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Amortization of these intangible assets is recognized over their estimated useful lives using a method that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. The majority of our intangible assets are amortized based on the cash flow streams used to value the assets, with the remaining assets amortized using the straight-line method.

Finance Receivables
Finance receivables primarily include loans provided to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. Finance receivables are generally recorded at the amount of outstanding principal less allowance for credit losses.

We establish an allowance for credit losses to cover probable but specifically unknown losses existing in the portfolio. This allowance is established as a percentage of finance receivables categorized by pools with similar risk characteristics, such as collateral or customer type and geographic location. The percentage is based on a combination of factors, including historical loss experience, current delinquency and default trends, collateral values, current economic conditions, and, when reasonable and supportable factors exist, management's expectation of future economic conditions.

For those finance receivables that do not have similar risk characteristics, including larger balance accounts specifically identified as impaired, a reserve is established against the carrying amount either based on comparing the expected future cash flows that are discounted at the finance receivable's effective interest rate, or based on the fair value of the underlying collateral if the finance receivable is collateral dependent. The expected future cash flows consider collateral value; financial performance and liquidity of our borrower; existence and financial strength of guarantors; estimated recovery costs, including legal expenses; and costs associated with the repossession and eventual disposal of collateral. When there is a range of potential outcomes, we perform multiple discounted cash flow analyses and weight the potential outcomes based on their relative likelihood of occurrence. The evaluation of our portfolio is inherently subjective, as it requires estimates, including the amount and timing of future cash flows expected to be received on impaired finance receivables and the estimated fair value of the underlying collateral, which may differ from actual results. While our analysis is specific to each individual account, critical factors included in this analysis include industry valuation guides, age and physical condition of the collateral, payment history, and existence and financial strength of guarantors.

Finance receivables are charged off at the earlier of the date the collateral is repossessed or when management no longer deems the receivable collectible. Repossessed assets are recorded at their fair value, less estimated cost to sell.

Pension and Postretirement Benefit Obligations
We maintain various pension and postretirement plans for our employees globally. Our pension plans include significant benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare cost projections. We evaluate and update these assumptions annually in consultation with third-party actuaries and investment advisors. We also make assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increases.

For our year-end measurement, our defined benefit plan assets and obligations are measured as of the month-end date closest to our fiscal year-end. We recognize the overfunded or underfunded status of our pension and postretirement plans in the Consolidated Balance Sheets and recognize changes in the funded status of our defined benefit plans in comprehensive income (loss) in the year in which they occur. To the extent actuarial gains and losses exceed 10% of the higher of the market-related value of assets or the benefit obligation in a year, the excess is recognized as a component of accumulated other comprehensive income (loss) and is amortized into net periodic pension cost over the remaining service period of the active participants. For plans in which all or almost all of the plan's participants are inactive, the amortization period is the remaining life expectancy of the inactive participants. This determination is made on a plan-by-plan basis.

Derivatives and Hedging Activities
We are exposed to market risk primarily from changes in currency exchange rates and interest rates. We do not hold or issue derivative financial instruments for trading or speculative purposes. To manage the volatility relating to our exposures, we net these exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, we enter into various derivative transactions pursuant to our policies in areas such as counterparty exposure and hedging practices. Credit risk related to derivative financial instruments is considered minimal and is managed by requiring high credit standards for counterparties and through periodic settlements of positions.

All derivative instruments are reported at fair value in the Consolidated Balance Sheets. Designation to support hedge accounting is performed on a specific exposure basis. For financial instruments qualifying as cash flow hedges, we record changes in the fair value of derivatives (to the extent they are effective as hedges) in other comprehensive income (loss), net of deferred taxes. Changes in fair value of derivatives not qualifying as hedges are recorded in earnings.

Foreign currency denominated assets and liabilities are translated into U.S. dollars. Adjustments from currency rate changes are recorded in the cumulative translation adjustment account in shareholders' equity until the related foreign entity is sold or substantially liquidated.

Leases
We identify leases by evaluating our contracts to determine if the contract conveys the right to use an identified asset for a stated period of time in exchange for consideration. Specifically, we consider whether we can control the underlying asset and have the right to obtain substantially all of the economic benefits or outputs from the asset. For our contracts that contain both lease components (e.g., fixed payments including rent, real estate taxes and insurance costs) and non-lease components (e.g., common-area maintenance costs or other goods/services), we allocate the consideration in the contract to each component based on its standalone price. Leases with terms greater than 12 months are classified as either operating or finance leases at the commencement date. For these leases, we capitalize the lesser of a) the present value of the minimum lease payments over the lease term, or b) the fair value of the asset, as a right-of-use asset with an offsetting lease liability. The discount rate used to calculate the present value of the minimum lease payments is typically our incremental borrowing rate, as the rate implicit in the lease is generally not known or determinable. The lease term includes any noncancelable period for which we have the right to

use the asset and may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option. Operating leases are recognized as a single lease cost on a straight-line basis over the lease term, while finance lease cost is recognized separately as amortization and interest expense.

Product Liabilities
We accrue for product liability claims and related defense costs when a loss is probable and reasonably estimable. Our estimates are generally based on the specifics of each claim or incident and our best estimate of the probable loss using historical experience.

Environmental Liabilities and Asset Retirement Obligations
Liabilities for environmental matters are recorded on a site-by-site basis when it is probable that an obligation has been incurred and the cost can be reasonably estimated. We estimate our accrued environmental liabilities using currently available facts, existing technology, and presently enacted laws and regulations, all of which are subject to a number of factors and uncertainties. Our environmental liabilities are not discounted and do not take into consideration possible future insurance proceeds or significant amounts from claims against other third parties.

We have incurred asset retirement obligations primarily related to costs to remove and dispose of underground storage tanks and asbestos materials used in insulation, adhesive fillers and floor tiles. Currently, there is no legal requirement to remove these items and there is no plan to remodel the related facilities or otherwise cause the impacted items to require disposal. Since these asset retirement obligations are not probable, there is no related liability recorded in the Consolidated Balance Sheets.

Warranty Liabilities
For our assurance-type warranty programs, we estimate the costs that may be incurred and record a liability in the amount of such costs at the time product revenues are recognized. Factors that affect this liability include the number of products sold, historical costs per claim, length of warranty period, contractual recoveries from vendors and historical and anticipated rates of warranty claims, including production and warranty patterns for new models. We assess the adequacy of our recorded warranty liability periodically and adjust the amounts as necessary. Additionally, we may establish a warranty liability related to the issuance of aircraft service bulletins for aircraft no longer covered under the limited warranty programs.

Research and Development Costs
Our customer-funded research and development costs are charged directly to the related contracts, which primarily consist of U.S. Government contracts. In accordance with government regulations, we recover a portion of company-funded research and development costs through overhead rate charges on our U.S. Government contracts. Research and development costs that are not reimbursable under a contract with the U.S. Government or another customer are charged to expense as incurred.

Income Taxes
The provision for income tax expense is calculated on reported income before income taxes based on current tax law and includes, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Tax laws may require items to be included in the determination of taxable income at different times from when the items are reflected in the financial statements. Deferred tax balances reflect the effects of temporary differences between the financial reporting carrying amounts of assets and liabilities and their tax bases, as well as from net operating losses and tax credit carryforwards, and are stated at enacted tax rates in effect for the year taxes are expected to be paid or recovered.

Deferred tax assets represent tax benefits for tax deductions or credits available in future years and require certain estimates and assumptions to determine whether it is more likely than not that all or a portion of the benefit will not be realized. The recoverability of these future tax deductions and credits is determined by assessing the adequacy of future expected taxable income from all sources, including the future reversal of existing taxable temporary differences, taxable income in carryback years, estimated future taxable income and available tax planning strategies. Should a change in facts or circumstances lead to a change in judgment about the ultimate recoverability of a deferred tax asset, we record or adjust the related valuation allowance in the period that the change in facts and circumstances occurs, along with a corresponding increase or decrease in income tax expense.

We record tax benefits for uncertain tax positions based upon management's evaluation of the information available at the reporting date. To be recognized in the financial statements, the tax position must meet the more-likely-than-not threshold that the position will be sustained upon examination by the tax authority based on technical merits assuming the tax authority has full knowledge of all relevant information. For positions meeting this recognition threshold, the benefit is measured as the largest amount of benefit that meets the more-likely-than-not threshold to be sustained. We periodically evaluate these tax positions based on the latest available information. For tax positions that do not meet the threshold requirement, we recognize net tax-related interest and penalties for continuing operations in income tax expense.

Note 2. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill by segment are as follows:

(In millions)	Textron Aviation	Bell	Textron Systems	Industrial	Textron eAviation	Total
Balance at December 30, 2023	$ 633	$ 37	$ 1,010	$ 470	$ 145	$ 2,295
Acquisitions	—	—	—	—	10	10
Foreign currency translation	(1)	—	—	(7)	(9)	(17)
Balance at December 28, 2024	632	37	1,010	463	146	2,288
Foreign currency translation	1	—	—	13	19	33
Balance at January 3, 2026	$ 633	$ 37	$ 1,010	$ 476	$ 165	$ 2,321

Intangible Assets

Our intangible assets are summarized below:

		January 3, 2026			December 28, 2024		
(Dollars in millions)	Weighted-Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trade names and trademarks	18	$ 201	$ (12)	$ 189	$ 199	$ (11)	$ 188
Patents and technology	15	515	(387)	128	509	(360)	149
Customer relationships and contractual agreements	15	358	(337)	21	356	(331)	25
Total		$ 1,074	$ (736)	$ 338	$ 1,064	$ (702)	$ 362

Trade names and trademarks in the table above include $169 million of indefinite-lived intangible assets at both January 3, 2026 and December 28, 2024. Amortization expense totaled $32 million, $34 million and $39 million, in 2025, 2024 and 2023, respectively. Amortization expense is estimated to be approximately $29 million, $28 million, $27 million, $26 million and $9 million in 2026, 2027, 2028, 2029 and 2030, respectively.

Note 3. Accounts Receivable and Finance Receivables

Accounts Receivable

Accounts receivable is composed of the following:

(In millions)	January 3, 2026	December 28, 2024
Commercial	$ 690	$ 738
U.S. Government contracts	149	230
	839	968
Allowance for credit losses	(16)	(19)
Total	$ 823	$ 949

Finance Receivables

Finance receivables are presented in the following table:

(In millions)	January 3, 2026	December 28, 2024
Finance receivables	$ 593	$ 622
Allowance for credit losses	(19)	(19)
Total finance receivables, net	$ 574	$ 603

Finance receivables primarily includes loans provided to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters. These loans generally have initial terms ranging from five years to twelve years and amortization terms ranging from five years to fifteen years; the average loan balance was $2.1 million at January 3, 2026. Loans generally require the customer to pay a significant down payment, along with periodic scheduled principal payments that reduce the outstanding balance through the term of the loan. Our finance receivables are diversified across geographic region and borrower industry. At January 3,

2026, 73% of our finance receivables were distributed internationally and 27% throughout the U.S., compared with 58% and 42%, respectively, at December 28, 2024.

Finance Receivable Portfolio Quality
We internally assess the quality of our finance receivables based on a number of key credit quality indicators and statistics such as delinquency, loan balance to estimated collateral value and the financial strength of individual borrowers and guarantors. Because many of these indicators are difficult to apply across an entire class of receivables, we evaluate individual loans on a quarterly basis and classify these loans into three categories based on the key credit quality indicators for the individual loan. These three categories are performing, watchlist and nonaccrual.

We classify finance receivables as nonaccrual if credit quality indicators suggest full collection of principal and interest is doubtful. In addition, we automatically classify accounts as nonaccrual once they are contractually delinquent by more than three months unless collection of principal and interest is not doubtful. Accounts are classified as watchlist when credit quality indicators have deteriorated as compared with typical underwriting criteria, and we believe collection of full principal and interest is probable but not certain. All other finance receivables that do not meet the watchlist or nonaccrual categories are classified as performing.

We measure delinquency based on the contractual payment terms of our finance receivables. In determining the delinquency aging category of an account, any/all principal and interest received is applied to the most past-due principal and/or interest amounts due. If a significant portion of the contractually due payment is delinquent, the entire finance receivable balance is reported in accordance with the most past-due delinquency aging category.

Finance receivables categorized based on the credit quality indicators and by delinquency aging category are summarized as follows:

(Dollars in millions)	January 3, 2026	December 28, 2024
Performing	$ 578	$ 612
Watchlist	13	—
Nonaccrual	2	10
Nonaccrual as a percentage of finance receivables	0.34%	1.61%
Current and less than 31 days past due	$ 584	$ 609
31-60 days past due	9	13
61-90 days past due	—	—
Over 90 days past due	—	—
60+ days contractual delinquency as a percentage of finance receivables	—%	—%

At January 3, 2026, 63% of our performing finance receivables were originated since the beginning of 2023 and 18% were originated from 2020 to 2022 with the remainder prior to 2020. For finance receivables categorized as watchlist, 100% were originated from 2023 to 2024, and for nonaccrual, 100% were originated prior to 2020.

On a quarterly basis, we evaluate individual larger balance accounts for impairment. A finance receivable is considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement based on our review of the credit quality indicators described above. Impaired finance receivables include both nonaccrual accounts and accounts for which full collection of principal and interest remains probable, but the account's original terms have been, or are expected to be, significantly modified. If the modification specifies an interest rate equal to or greater than a market rate for a finance receivable with comparable risk, the account is not considered impaired in years subsequent to the modification. Our impaired finance receivables were insignificant at January 3, 2026 and December 28, 2024.

Note 4. Inventories

Inventories are composed of the following:

(In millions)		January 3, 2026		December 28, 2024
Finished goods	$	1,104	$	1,138
Work in process		2,065		1,769
Raw materials and components		1,109		1,164
Total	$	4,278	$	4,071

At January 3, 2026, 71% of inventories were valued using the LIFO method, compared with 69% at December 28, 2024. Inventories valued at LIFO cost would have been higher by approximately $1.1 billion and $877 million, at January 3, 2026 and December 28, 2024, respectively, if they had been valued using the FIFO method.

Note 5. Property, Plant and Equipment, Net

Our Manufacturing group's property, plant and equipment, net is composed of the following:

(Dollars in millions)	Useful Lives (in years)		January 3, 2026		December 28, 2024
Land, buildings and improvements	2 - 40	$	2,514	$	2,364
Machinery and equipment	2 - 20		5,860		5,636
			8,374		8,000
Accumulated depreciation and amortization			(5,784)		(5,471)
Total		$	2,590	$	2,529

The Manufacturing group's depreciation expense totaled $365 million, $344 million and $353 million in 2025, 2024 and 2023, respectively. Property, plant and equipment, net includes non-cash activity of $51 million in 2025, reflecting property, plant and equipment acquired but not yet paid for. This non-cash activity has been excluded from the relevant line items on the Consolidated Statements of Cash Flows. Non-cash property, plant and equipment activity for 2024 and 2023 was not significant.

Note 6. Accounts Payable and Liabilities

Accounts Payable

Supplier Financing Arrangement
We have a financing arrangement with one of our suppliers for a maximum amount of $200 million that extends payment terms for up to 190 days from the receipt of goods and provides for the supplier to be paid by a financial institution earlier than maturity. This financing arrangement expires in April 2027. At January 3, 2026 and December 28, 2024, the amount due under the supplier financing arrangement was $108 million and $50 million, respectively. During 2025, the amounts added under this arrangement totaled $279 million and the amounts settled totaled $221 million.

Other Current Liabilities

The other current liabilities of our Manufacturing group are summarized below:

(In millions)		January 3, 2026		December 28, 2024
Contract liabilities	$	1,897	$	1,734
Salaries, wages and employer taxes		442		456
Current portion of warranty and product repair and maintenance program liabilities		138		177
Other		686		727
Total	$	3,163	$	3,094

Warranty Liability

Changes in our current and non-current warranty liability are as follows:

(In millions)	2025	2024	2023
Balance at beginning of year	$ 173	$ 172	$ 149
Provision	82	79	76
Changes to estimates	35	(2)	13
Settlements	(89)	(72)	(69)
Other*	(18)	(4)	3
Balance at end of year	$ 183	$ 173	$ 172

* Other includes business dispositions and currency translation adjustments.

Note 7. Leases

We primarily lease certain manufacturing plants, offices, warehouses, training and service centers at various locations worldwide that are classified as either operating or finance leases. Our leases have remaining lease terms up to 25 years, which include options to extend the lease term for periods up to 20 years when it is reasonably certain the option will be exercised.

Operating lease cost totaled $73 million, $74 million and $69 million in 2025, 2024 and 2023, respectively. Cash paid for operating lease liabilities approximated the lease expense and is classified in cash flows from operating activities. Noncash transactions related to operating leases totaled $82 million, $49 million and $54 million in 2025, 2024 and 2023, respectively, reflecting the recognition of operating lease assets and liabilities for new or modified leases and changes from the reassessment of lease options. In 2024, non-cash transactions included the recognition of a $72 million asset and liability related to a new finance lease that matures in 2028. Finance lease, variable and short-term lease costs were not significant.

Balance sheet and other information related to our leases is as follows:

(Dollars in millions)	January 3, 2026	December 28, 2024
Operating leases:		
Other assets	$ 390	$ 360
Other current liabilities	58	55
Other liabilities	346	316
Weighted-average remaining lease term (in years)	9.5	10.0
Weighted-average discount rate	4.97%	4.84%
Finance leases:		
Property, plant and equipment, less accumulated amortization of $14 million and $9 million, respectively	$ 95	$ 95
Long-term debt, including current portion	100	97
Weighted-average remaining lease term (in years)	5.9	5.9
Weighted-average discount rate	6.63%	6.72%

At January 3, 2026, maturities of our operating lease liabilities on an undiscounted basis totaled $74 million for 2026, $65 million for 2027, $60 million for 2028, $55 million for 2029, $48 million for 2030 and $213 million thereafter.

Note 8. Debt and Credit Facilities

Our debt is summarized in the table below:

(In millions)	January 3, 2026		December 28, 2024	
Manufacturing group				
3.875% due 2025	$	—	$	350
4.00% due 2026*		—		350
3.65% due 2027		350		350
3.375% due 2028		300		300
3.90% due 2029		300		300
3.00% due 2030		650		650
2.45% due 2031		500		500
6.10% due 2033		350		350
5.50% due 2035		500		—
4.95% due 2036		500		—
Other (weighted-average rate of 6.08% and 5.87%, respectively)		89		97
Total Manufacturing group debt	$	3,539	$	3,247
Less: Current portion of long-term debt		(5)		(357)
Total Long-term debt	$	3,534	$	2,890
Finance group				
Variable-rate note due 2028 (weighted-average rate of 5.04% and 5.70%, respectively)	$	25	$	25
Fixed-rate note due 2027 (4.40%)		50		50
Floating Rate Junior Subordinated Notes due 2067 (5.85% and 6.52%, respectively)		264		264
Other		—		2
Total Finance group debt	$	339	$	341

* On December 31, 2025, we repaid our $350 million 4.00% notes due in March 2026.

The following table shows required principal payments during the next five years on debt outstanding at January 3, 2026:

(In millions)		2026		2027		2028		2029		2030
Manufacturing group	$	5	$	355	$	375	$	301	$	651
Finance group		—		50		25		—		—
Total	$	5	$	405	$	400	$	301	$	651

On October 16, 2025, Textron entered into a senior unsecured revolving credit facility for an aggregate principal amount of $1.0 billion, of which $100 million is available for the issuance of letters of credit. We may elect to increase the aggregate amount of commitments under the facility to up to $1.3 billion by designating an additional lender or by an existing lender agreeing to increase its commitment. The facility expires in October 2030 and provides for two one-year extensions at our option with the consent of lenders representing a majority of the commitments under the facility. The new facility replaces the prior 5-year facility which was scheduled to expire in October 2027. At January 3, 2026 and December 28, 2024, there were no amounts borrowed against either facility. At January 3, 2026, there were no letters of credit issued and outstanding under the new facility, and at December 28, 2024, there was a $9 million letter of credit issued and outstanding under the prior facility.

Floating Rate Junior Subordinated Notes
The Finance group's $264 million of Floating Rate Junior Subordinated Notes are unsecured and rank junior to all of its existing and future senior debt. The notes mature on February 15, 2067; however, we have the right to redeem the notes at par at any time and we are obligated to redeem the notes beginning on February 15, 2042. Interest is variable at the three-month CME Term Secured Overnight Financing Rate + 1.99661%.

Support Agreement
Under a Support Agreement between Textron and TFC, Textron is required to maintain a controlling interest in TFC. The agreement, as amended in December 2015, also requires Textron to ensure that TFC maintains fixed charge coverage of no less than 125% and consolidated shareholders' equity of no less than $125 million. There were no cash contributions required to be paid to TFC in 2025, 2024 and 2023 to maintain compliance with the support agreement.

Note 9. Derivative Instruments and Fair Value Measurements

We measure fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We prioritize the assumptions that market participants would use in pricing the asset or liability into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exist, requiring companies to develop their own assumptions. Observable inputs that do not meet the criteria of Level 1, which include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect our estimates about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach and may use unobservable inputs such as projections, estimates and management's interpretation of current market data. These unobservable inputs are utilized only to the extent that observable inputs are not available or cost effective to obtain.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

We manufacture and sell our products in a number of countries throughout the world, and, therefore, we are exposed to movements in foreign currency exchange rates. We primarily utilize foreign currency exchange contracts with maturities of no more than three years to manage this volatility. These contracts qualify as cash flow hedges and are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and overhead expenses. Net gains and losses recognized in earnings and Accumulated other comprehensive income (loss) on cash flow hedges, including gains and losses related to hedge ineffectiveness, were not significant in the periods presented.

Our foreign currency exchange contracts are measured at fair value using the market method valuation technique. The inputs to this technique utilize current foreign currency exchange forward market rates published by third-party leading financial news and data providers. These are observable data that represent the rates that the financial institution uses for contracts entered into at that date; however, they are not based on actual transactions, so they are classified as Level 2. At January 3, 2026 and December 28, 2024, we had foreign currency exchange contracts with notional amounts upon which the contracts were based of $477 million and $464 million, respectively. At January 3, 2026, the fair value amounts of our foreign currency exchange contracts were a $6 million asset and a $10 million liability. At December 28, 2024, the fair value amount of our foreign currency exchange contracts was a $5 million asset and a $19 million liability.

Our Finance group enters into interest rate swap agreements to mitigate certain exposures to fluctuations in interest rates. By using these contracts, we are able to convert floating-rate cash flows to fixed-rate cash flows. These agreements are designated as cash flow hedges. The fair value of these interest rate swap agreements is determined using values published by third-party leading financial news and data providers. These values are observable data that represent the value that financial institutions use for contracts entered into at that date, but are not based on actual transactions, so they are classified as Level 2. The fair value of our outstanding interest rate swap agreements was a $1 million and an $8 million asset at January 3, 2026 and December 28, 2024, respectively.

At January 3, 2026 and December 28, 2024, our Finance group had interest rate swap agreements related to our Floating Rate Junior Subordinated Notes for an aggregate notional amount of $264 million that effectively converts the variable-rate interest for these Notes to a weighted-average fixed rate of 5.16% and 5.20%, respectively. At January 3, 2026, these agreements have maturities ranging from August 2026 to August 2030. At December 28, 2024, we also had an interest rate swap agreement with a notional amount of $25 million that matured in June 2025 and effectively converted variable-rate interest on a term loan to a fixed rate of 4.13%.

Assets and Liabilities Not Recorded at Fair Value

The carrying value and estimated fair value of our financial instruments that are not reflected in the financial statements at fair value are as follows:

(In millions)	January 3, 2026		December 28, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Manufacturing group				
Debt, excluding leases	$ (3,459)	$ (3,406)	$ (3,164)	$ (2,989)
Finance group				
Finance receivables, excluding leases	493	528	439	454
Debt	(339)	(312)	(341)	(311)

Fair value for the Manufacturing group debt is determined using market observable data for similar transactions (Level 2). The fair value for the Finance group debt was determined primarily based on discounted cash flow analyses using observable market inputs from debt with similar duration, subordination and credit default expectations (Level 2). Fair value estimates for finance receivables were determined based on internally developed discounted cash flow models primarily utilizing significant unobservable inputs (Level 3), which include estimates of the rate of return, financing cost, capital structure and/or discount rate expectations of current market participants combined with estimated loan cash flows based on credit losses, payment rates and expectations of borrowers' ability to make payments on a timely basis.

Note 10. Shareholders' Equity

Capital Stock

We have authorization for 15 million shares of preferred stock with a par value of $0.01 and 500 million shares of common stock with a par value of $0.125. Outstanding common stock activity is presented below:

(In thousands)	2025	2024	2023
Balance at beginning of year	182,964	192,898	206,161
Share repurchases	(10,650)	(12,890)	(16,169)
Share-based compensation activity	1,996	2,956	2,906
Balance at end of year	174,310	182,964	192,898

Earnings Per Share

We calculate basic and diluted earnings per share (EPS) based on net income, which approximates income available to common shareholders for each period. Basic EPS is calculated using the two-class method, which includes the weighted-average number of common shares outstanding during the period and restricted stock units to be paid in stock that are deemed participating securities as they provide nonforfeitable rights to dividends. Diluted EPS considers the dilutive effect of all potential future common stock, including stock options.

The weighted-average shares outstanding for basic and diluted EPS are as follows:

(In thousands)	2025	2024	2023
Basic weighted-average shares outstanding	178,895	188,318	199,719
Dilutive effect of stock options	1,363	1,989	2,055
Diluted weighted-average shares outstanding	180,258	190,307	201,774

In 2025, 2024 and 2023, stock options to purchase 2.0 million, 0.9 million and 1.5 million shares, respectively, of common stock were excluded from the calculation of diluted weighted-average shares outstanding as their effect would have been anti-dilutive.

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) are presented below:

(In millions)	Pension and Postretirement Benefits Adjustments	Foreign Currency Translation Adjustments	Deferred Gains (Losses) on Hedge Contracts	Accumulated Other Comprehensive Income (Loss)
Balance at December 30, 2023	$ (598)	$ (49)	$ 3	$ (644)
Other comprehensive income before reclassifications	418	(74)	(9)	335
Reclassified from Accumulated other comprehensive income (loss)	1	3	1	5
Balance at December 28, 2024	$ (179)	$ (120)	$ (5)	$ (304)
Other comprehensive income before reclassifications	299	134	(2)	431
Reclassified from Accumulated other comprehensive income (loss)	(1)	(2)	5	2
Balance at January 3, 2026	$ 119	$ 12	$ (2)	$ 129

Other Comprehensive Income (Loss)

The before and after-tax components of other comprehensive income (loss) are presented below:

(In millions)	2025 Pre-Tax Amount	2025 Tax (Expense) Benefit	2025 After-Tax Amount	2024 Pre-Tax Amount	2024 Tax (Expense) Benefit	2024 After-Tax Amount	2023 Pre-Tax Amount	2023 Tax (Expense) Benefit	2023 After-Tax Amount
Pension and postretirement benefits adjustments:									
Unrealized gains (losses)	$ 430	$ (108)	$ 322	$ 568	$ (136)	$ 432	$ (102)	$ 25	$ (77)
Amortization of net actuarial gain*	(9)	2	(7)	(5)	1	(4)	(7)	2	(5)
Amortization of prior service cost*	9	(3)	6	8	(3)	5	8	(3)	5
Recognition of prior service cost	(29)	6	(23)	(19)	5	(14)	(7)	2	(5)
Pension and postretirement benefits adjustments, net	401	(103)	298	552	(133)	419	(108)	26	(82)
Foreign currency translation adjustments:									
Foreign currency translation adjustments	134	—	134	(74)	—	(74)	45	—	45
Business disposition	(2)	—	(2)	—	—	—	—	—	—
Other	—	—	—	3	—	3	—	—	—
Foreign currency translation adjustments, net	132	—	132	(71)	—	(71)	45	—	45
Deferred gains (losses) on hedge contracts:									
Current deferrals	(2)	—	(2)	(11)	2	(9)	(2)	1	(1)
Reclassification adjustments	6	(1)	5	2	(1)	1	8	(2)	6
Deferred gains (losses) on hedge contracts, net	4	(1)	3	(9)	1	(8)	6	(1)	5
Total	$ 537	$ (104)	$ 433	$ 472	$ (132)	$ 340	$ (57)	$ 25	$ (32)

* These components of other comprehensive income (loss) are included in the computation of net periodic pension cost (income). See Note 14 for additional information.

Note 11. Segment Financial Information

For the periods presented, we operate in, and report financial information for, the following six operating segments: Textron Aviation, Bell, Textron Systems, Industrial, Textron eAviation and Finance. The accounting policies of these segments are the same as those described in Note 1. Effective January 4, 2026, the beginning of our 2026 fiscal year, the business activities of the Textron eAviation segment were realigned within Textron's other operating segments resulting in the elimination of the Textron eAviation segment as a separate reporting segment. Additional information regarding this segment change is provided below.

Textron Aviation products and services include Cessna Citation jets, Beechcraft and Cessna turboprop aircraft, military trainer and defense aircraft, piston engine aircraft, advanced flight training devices, aftermarket parts and maintenance, inspection and repair services. Textron Aviation has a diverse customer base including fractional aircraft businesses, charter and fleet operators, corporate aviation, individual buyers, training schools, airlines, and special mission, military and government operators.

Bell products and services include development of the MV-75 tiltrotor aircraft, the V-22 tiltrotor aircraft, advanced military helicopters, and aftermarket parts and support services to the U.S. and non-U.S. governments. Bell also supplies commercial helicopters and aftermarket parts and services to corporate, private, law enforcement, utility, public safety and emergency medical helicopter operators, and U.S. and foreign governments.

Textron Systems products and services include electronic systems and solutions, advanced marine craft, piston aircraft engines, live military air-to-air and air-to-ship training, weapons and related components, unmanned aircraft systems, and both manned and unmanned armored and specialty vehicles for U.S. and international military, government and commercial customers.

Industrial products and markets include the following:
- Kautex products include blow-molded plastic fuel systems, including conventional plastic fuel tanks and pressurized fuel tanks for hybrid vehicle applications, clear-vision systems, plastic tanks for selective catalytic reduction systems and battery systems for use in electric vehicles, from hybrid to full battery-powered, that are sold to automobile OEMs; and
- Textron Specialized Vehicles products include golf cars, utility vehicles, light transportation vehicles, aviation ground support equipment, professional turf-maintenance equipment and specialized turf-care vehicles that are marketed primarily to golf courses and resorts, government agencies and municipalities, consumers, outdoor enthusiasts, and commercial and industrial users.

The Textron eAviation segment has been focused on research and development initiatives related to sustainable aviation solutions and also manufactures a family of light aircraft and gliders with both electric and combustion engines. Under the segment realignment mentioned above, effective at the beginning of our 2026 fiscal year, a significant part of Textron eAviation, including Pipistrel, will become part of the Textron Aviation segment to enable the business to more effectively leverage the development, manufacturing and sales expertise at Textron Aviation. In addition, Textron eAviation's manned and unmanned products for military applications and related research and development activities will be included in the results of the Textron Systems segment, which is best suited to provide more direct access to the targeted customer base for these products. Lastly, certain Textron eAviation research and development activities encompassing digital flight control and air vehicle management systems, which we expect will benefit several of our segments, will be reported within corporate expenses.

The Finance segment provides financing primarily to purchasers of new and pre-owned Textron Aviation aircraft and Bell helicopters.

Segment profit is an important financial measure. Through 2025, Textron's Chief Operating Decision Maker (CODM) was its Chairman and Chief Executive Officer, Scott Donnelly. Effective January 4, 2026, the beginning of our 2026 fiscal year, Lisa Atherton became Textron's President and Chief Executive Officer, and CODM, succeeding Mr. Donnelly. Our CODM utilizes segment profit to evaluate the performance of the segments to establish management's compensation and for decision-making purposes, including the allocation of capital resources between segments. Segment profit for the manufacturing segments excludes the non-service components of pension and postretirement income, net; LIFO inventory provision; intangible asset amortization; interest expense, net for Manufacturing group; certain corporate expenses; gains/losses on major business dispositions; special charges; and the inventory valuation charge to write down production-related powersports inventory discussed in Note 15. The measurement for the Finance segment includes interest income and expense along with intercompany interest income and expense.

Our revenues and expenses by segment are provided below:

(In millions)	Textron Aviation	Bell	Textron Systems	Industrial	Textron eAviation	Finance	Total
2025							
Revenues	$ 5,955	$ 4,282	$ 1,247	$ 3,213	$ 27	$ 75	$ 14,799
Costs and expenses:							
Cost of sales	4,637	3,537	939	2,733	27	—	11,873
Research and development costs	214	153	45	67	42	—	521
Selling and administrative expense	410	229	88	268	21	8	1,024
Interest expense, net	—	—	—	—	—	18	18
Segment profit (loss)	$ 694	$ 363	$ 175	$ 145	$ (63)	$ 49	$ 1,363
2024							
Revenues	$ 5,284	$ 3,579	$ 1,241	$ 3,515	$ 33	$ 50	$ 13,702
Costs and expenses:							
Cost of sales	4,102	2,899	929	2,993	29	—	10,952
Research and development costs	208	97	51	72	63	—	491
Selling and administrative expense	408	213	107	299	17	(4)	1,040
Interest expense, net	—	—	—	—	—	19	19
Segment profit (loss)	$ 566	$ 370	$ 154	$ 151	$ (76)	$ 35	$ 1,200
2023							
Revenues	$ 5,373	$ 3,147	$ 1,235	$ 3,841	$ 32	$ 55	$ 13,683
Costs and expenses:							
Cost of sales	4,116	2,392	925	3,221	35	—	10,689
Research and development costs	199	192	53	80	46	—	570
Selling and administrative expense	409	243	110	312	14	(6)	1,082
Interest expense, net	—	—	—	—	—	15	15
Segment profit (loss)	$ 649	$ 320	$ 147	$ 228	$ (63)	$ 46	$ 1,327

A reconciliation of segment profit to income from continuing operations before income taxes is presented below:

(In millions)	2025	2024	2023
Segment profit	$ 1,363	$ 1,200	$ 1,327
Unallocated amounts:			
Corporate expenses and other, net	(149)	(116)	(143)
Interest expense, net for Manufacturing group	(108)	(78)	(62)
LIFO inventory provision	(199)	(176)	(107)
Intangible asset amortization	(32)	(34)	(39)
Special charges*	(4)	(78)	(126)
Inventory charge*	—	(38)	—
Non-service components of pension and postretirement income, net	266	263	237
Income from continuing operations before income taxes	$ 1,137	$ 943	$ 1,087

* See Note 15 for additional information.

Other information by segment is provided below:

(In millions)	Assets		Capital Expenditures			Depreciation and Amortization		
	January 3, 2026	December 28, 2024	2025	2024	2023	2025	2024	2023
Textron Aviation	$ 4,907	$ 4,624	$ 140	$ 136	$ 138	$ 167	$ 164	$ 160
Bell	3,132	2,992	132	122	119	103	86	89
Textron Systems	2,107	2,036	41	40	48	48	48	41
Industrial	2,305	2,378	68	62	91	68	70	89
Textron eAviation	313	286	1	4	4	8	7	7
Finance	677	680	—	—	—	—	—	—
Corporate	4,688	3,842	1	—	2	7	7	9
Total	$ 18,129	$ 16,838	$ 383	$ 364	$ 402	$ 401	$ 382	$ 395

At January 3, 2026 and December 28, 2024, 85% and 86%, respectively, of our property, plant and equipment, net was located in the United States.

Note 12. Revenues

Disaggregation of Revenues
Our revenues disaggregated by major product type are presented below:

(In millions)	2025	2024	2023
Aircraft	$ 3,922	$ 3,374	$ 3,577
Aftermarket parts and services	2,033	1,910	1,796
Textron Aviation	$ 5,955	$ 5,284	$ 5,373
Military aircraft and support programs	2,618	2,048	1,701
Commercial helicopters, parts and services	1,664	1,531	1,446
Bell	$ 4,282	$ 3,579	$ 3,147
Textron Systems	$ 1,247	$ 1,241	$ 1,235
Fuel systems and functional components	1,883	1,891	1,954
Specialized vehicles	1,330	1,624	1,887
Industrial	$ 3,213	$ 3,515	$ 3,841
Textron eAviation	$ 27	$ 33	$ 32
Finance	$ 75	$ 50	$ 55
Total revenues	$ 14,799	$ 13,702	$ 13,683

Our revenues for our segments by customer type and geographic location are presented below:

(In millions)	Textron Aviation	Bell	Textron Systems	Industrial	Textron eAviation	Finance	Total
2025							
Customer type:							
Commercial	$ 5,579	$ 1,634	$ 306	$ 3,185	$ 27	$ 75	$ 10,806
U.S. Government	376	2,648	941	28	—	—	3,993
Total revenues	$ 5,955	$ 4,282	$ 1,247	$ 3,213	$ 27	$ 75	$ 14,799
Geographic location:							
United States	$ 4,281	$ 3,156	$ 1,129	$ 1,668	$ 14	$ 35	$ 10,283
Europe	467	122	43	649	7	1	1,289
South and Latin America	628	281	7	336	2	26	1,280
Other international	579	723	68	560	4	13	1,947
Total revenues	$ 5,955	$ 4,282	$ 1,247	$ 3,213	$ 27	$ 75	$ 14,799
2024							
Customer type:							
Commercial	$ 4,985	$ 1,490	$ 292	$ 3,482	$ 33	$ 50	$ 10,332
U.S. Government	299	2,089	949	33	—	—	3,370
Total revenues	$ 5,284	$ 3,579	$ 1,241	$ 3,515	$ 33	$ 50	$ 13,702
Geographic location:							
United States	$ 4,019	$ 2,644	$ 1,112	$ 1,865	$ 19	$ 17	$ 9,676
Europe	371	85	45	693	11	5	1,210
South and Latin America	336	201	12	306	—	19	874
Other international	558	649	72	651	3	9	1,942
Total revenues	$ 5,284	$ 3,579	$ 1,241	$ 3,515	$ 33	$ 50	$ 13,702
2023							
Customer type:							
Commercial	$ 5,155	$ 1,407	$ 282	$ 3,819	$ 32	$ 55	$ 10,750
U.S. Government	218	1,740	953	22	—	—	2,933
Total revenues	$ 5,373	$ 3,147	$ 1,235	$ 3,841	$ 32	$ 55	$ 13,683
Geographic location:							
United States	$ 3,873	$ 2,228	$ 1,103	$ 2,067	$ 17	$ 17	$ 9,305
Europe	432	149	54	766	11	2	1,414
South and Latin America	284	224	12	300	1	21	842
Other international	784	546	66	708	3	15	2,122
Total revenues	$ 5,373	$ 3,147	$ 1,235	$ 3,841	$ 32	$ 55	$ 13,683

Remaining Performance Obligations

Our remaining performance obligations, which is the equivalent of our backlog, represent the expected transaction price allocated to our contracts that we expect to recognize as revenue in future periods when we perform under the contracts. These remaining obligations exclude unexercised contract options and potential orders under ordering-type contracts such as Indefinite Delivery, Indefinite Quantity contracts. At January 3, 2026, we had $18.8 billion in remaining performance obligations of which we expect to recognize revenues of approximately 80% through 2027, an additional 15% through 2029, and the balance thereafter.

Contract Assets and Liabilities

Assets and liabilities related to our contracts with customers are reported on a contract-by-contract basis at the end of each reporting period. At January 3, 2026 and December 28, 2024, contract assets totaled $451 million and $345 million, respectively, and contract liabilities totaled $2.1 billion and $1.9 billion, respectively, reflecting timing differences between revenues recognized, billings and payments from customers. During 2025, 2024 and 2023, we recognized revenues of $1.2 billion, $1.1 billion and $953 million, respectively, that were included in the contract liability balance at the beginning of each year.

Note 13. Share-Based Compensation

Under our 2024 Long-Term Incentive Plan (the 2024 Plan), which replaced our 2015 Long-Term Incentive Plan (the 2015 Plan) in April 2024, we have authorization to provide awards to selected employees and non-employee directors in the form of stock options, restricted stock, restricted stock units, stock appreciation rights, performance stock, performance share units and other awards. A maximum of 10 million shares is authorized for issuance for all purposes under the 2024 Plan plus any shares that become available upon cancellation, forfeiture or expiration of awards granted under the 2015 Plan. Under the 2024 Plan, the maximum number of shares that may be issued pursuant to awards payable in shares, such as restricted stock, restricted stock units, performance stock, performance share units, or other awards is 3.127 million, plus any shares that become available upon cancellation, forfeiture or expiration of such awards which were granted under the 2015 Plan. For 2025, 2024 and 2023, the awards granted under these plans primarily included stock options, restricted stock units and performance share units.

Share-based compensation costs are reflected primarily in selling and administrative expense. Compensation expense included in net income for our share-based compensation plans is as follows:

(In millions)	2025	2024	2023
Compensation expense	$ 81	$ 66	$ 94
Income tax benefit	(20)	(16)	(23)
Total compensation expense included in net income	$ 61	$ 50	$ 71

Compensation cost for awards subject only to service conditions that vest ratably is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award utilizing an estimated forfeiture rate. Our awards include continued vesting provisions for retirement eligible employees. Upon reaching retirement eligibility, the service requirement for these individuals is considered to have been satisfied and compensation expense for future awards is recognized on the date of the grant.

As of January 3, 2026, we had not recognized $27 million of total compensation costs associated with unvested awards subject only to service conditions. We expect to recognize compensation expense for these awards over a weighted-average period of approximately two years. We typically grant stock appreciation rights to selected non-U.S. employees. At January 3, 2026, outstanding stock appreciation rights totaled 386,329 with a weighted-average exercise price of $68.05 and a weighted-average remaining contractual life of 6.2 years; these units had an intrinsic value of $7 million, compared to $6 million at December 28, 2024.

Stock Options

Stock option compensation expense was $24 million, $25 million and $23 million in 2025, 2024 and 2023, respectively. Options to purchase our shares have a maximum term of ten years and generally vest ratably over a three-year period. Stock option compensation cost is calculated under the fair value approach using the Black-Scholes option-pricing model to determine the fair value of options granted on the date of grant. The expected volatility used in this model is based on historical volatilities and implied volatilities from traded options on our common stock. The expected term is based on historical option exercise data, which is adjusted to reflect any anticipated changes in expected behavior.

We grant options annually on the first day of March. The assumptions used in our option-pricing model for these grants and the weighted-average fair value for these options are as follows:

	2025	2024	2023
Fair value of options at grant date	$ 22.01	$ 27.69	$ 23.83
Dividend yield	0.1%	0.1%	0.1%
Expected volatility	25.1%	27.2%	29.4%
Risk-free interest rate	4.1%	4.3%	4.2%
Expected term (in years)	4.8	4.8	4.8

The stock option activity during 2025 is provided below:

(Options in thousands)	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	6,649 $	61.70
Granted	1,022	74.73
Exercised	(809)	(52.23)
Forfeited or expired	(70)	(79.25)
Outstanding at end of year	6,792 $	64.61
Exercisable at end of year	4,791 $	58.58

At January 3, 2026, our outstanding options had an aggregate intrinsic value of $154 million and a weighted-average remaining contractual life of 5.4 years. Our exercisable options had an aggregate intrinsic value of $137 million and a weighted-average remaining contractual life of 4.2 years at January 3, 2026. The total intrinsic value of options exercised during 2025, 2024 and 2023 was $24 million, $78 million and $50 million, respectively.

Restricted Stock Units

We issue restricted stock units that include the right to receive dividend equivalents upon vesting and are settled in either cash or stock. Grants of restricted stock units vest in full on the third anniversary of the grant date. Compensation cost is determined using the fair value of these units based on the trading price of our common stock. For units payable in stock, we use the trading price on the grant date, while units payable in cash are remeasured using the price at each reporting period date.

The 2025 activity for restricted stock units is provided below:

(Shares/Units in thousands)	Units Payable in Stock		Units Payable in Cash	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year, nonvested	331 $	75.50	631 $	77.75
Granted	129	73.07	259	74.72
Vested	(101)	(70.65)	(195)	(71.14)
Forfeited	—	—	(22)	(78.39)
Outstanding at end of year, nonvested	359 $	75.99	673 $	78.48

The fair value of the restricted stock unit awards that vested and/or amounts paid under these awards is as follows:

(In millions)	2025	2024	2023
Fair value of awards vested	$ 22 $	42 $	45
Cash paid	15	33	34

Performance Share Units

The fair value of share-based compensation awards accounted for as liabilities includes performance share units, which are generally paid in cash in the first quarter of the year following vesting. Performance share units are subject to performance goals set at the beginning of the three-year performance period and vest at the end of the performance period. These units are remeasured to fair value at the end of each reporting period based on the trading price of our common stock and the number of units, as adjusted based on assumptions with respect to performance on the relevant metrics.

The 2025 activity for our performance share units is as follows:

(Units in thousands)	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at beginning of year, nonvested	394 $	80.81
Granted	202	74.73
Vested	(200)	(73.19)
Outstanding at end of year, nonvested	396 $	81.57

The fair value of the performance share units that vested and/or amounts paid under these awards is as follows:

(In millions)	2025	2024	2023
Fair value of awards vested	$ 18	$ 13	$ 19
Cash paid	16	35	27

Note 14. Retirement Plans

We provide defined-contribution benefits to eligible employees, as well as some remaining defined-benefit pension and other post-retirement benefits covering certain of our U.S. and Non-U.S. employees. Substantially all of our employees are covered by defined contribution plans. The largest of these plans, the Textron Savings Plan, is a qualified 401(k) plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). Our defined contribution plans cost $178 million, $164 million and $154 million in 2025, 2024 and 2023, respectively. We also provide post-retirement benefits other than pensions for certain retired employees in the U.S. that include healthcare, dental care, Medicare Part B reimbursement and life insurance.

A portion of our U.S. employees participate in the legacy defined benefit pension plans which were closed to new participants beginning on January 1, 2010. These legacy plans include the Textron Master Retirement Plan (TMRP), the Bell Helicopter Textron Master Retirement Plan, and the CWC Castings Division of Textron Inc. Hourly-Rated Employees' Pension Plan, which are each subject to the provisions of ERISA and provide a minimum guaranteed benefit to participants. The primary factors affecting the benefits earned by participants in our pension plans are employees' years of service and compensation levels. Employees hired subsequent to the closure of these plans receive an additional annual cash contribution to their Textron Savings Plan account based on their eligible compensation of up to 4%.

Periodic Benefit Cost (Income)
The components of net periodic benefit cost (income) and other amounts recognized in other comprehensive income (loss) (OCI) are as follows:

(In millions)	Pension Benefits			Postretirement Benefits Other than Pensions		
	2025	2024	2023	2025	2024	2023
Net periodic benefit income						
Service cost	$ 63	$ 69	$ 67	$ 1	$ 1	$ 2
Interest cost	376	362	364	6	7	8
Expected return on plan assets	(648)	(635)	(610)	—	—	—
Amortization of prior service cost (credit)	10	9	11	(1)	(1)	(3)
Amortization of net actuarial loss (gain)	(1)	3	1	(8)	(8)	(8)
Net periodic benefit income*	$ (200)	$ (192)	$ (167)	$ (2)	$ (1)	$ (1)
Other changes in plan assets and benefit obligations recognized in OCI						
Current year actuarial loss (gain)	$ (427)	$ (561)	$ 109	$ (3)	$ (7)	$ (7)
Current year prior service cost	29	19	7	—	—	—
Amortization of net actuarial gain (loss)	1	(3)	(1)	8	8	8
Amortization of prior service credit (cost)	(10)	(9)	(11)	1	1	3
Total recognized in OCI, before taxes	$ (407)	$ (554)	$ 104	$ 6	$ 2	$ 4
Total recognized in net periodic benefit income and OCI	$ (607)	$ (746)	$ (63)	$ 4	$ 1	$ 3

* Excludes the cost associated with the defined-contribution component that is included in certain of our U.S.-based defined benefit pension plans of $10 million in both 2025 and 2024, and $11 million in 2023.

Obligations and Funded Status

All of our plans are measured as of our fiscal year-end. The changes in the projected benefit obligation and in the fair value of plan assets, along with our funded status, are as follows:

(In millions)	Pension Benefits		Postretirement Benefits Other than Pensions	
	January 3, 2026	December 28, 2024	January 3, 2026	December 28, 2024
Change in projected benefit obligation				
Projected benefit obligation at beginning of year	$ 6,788	$ 7,205	$ 121	$ 136
Service cost	63	69	1	1
Interest cost	376	362	6	7
Plan participants' contributions	—	—	2	3
Actuarial losses (gains)	75	(392)	2	(7)
Benefits paid	(458)	(454)	(21)	(19)
Plan amendment	29	19	—	—
Foreign exchange rate changes and other	45	(21)	—	—
Projected benefit obligation at end of year	$ 6,918	$ 6,788	$ 111	$ 121
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 8,772	$ 8,413		
Actual return on plan assets	1,145	806		
Employer contributions	31	34		
Benefits paid	(458)	(454)		
Foreign exchange rate changes and other	69	(27)		
Fair value of plan assets at end of year	$ 9,559	$ 8,772		
Funded status at end of year	$ 2,641	$ 1,984	$ (111)	$ (121)

Actuarial losses (gains) for 2025 and 2024 were largely the result of changes in the discount rate utilized.

Amounts recognized in our balance sheets are as follows:

(In millions)	Pension Benefits		Postretirement Benefits Other than Pensions	
	January 3, 2026	December 28, 2024	January 3, 2026	December 28, 2024
Non-current assets	$ 2,973	$ 2,311	$ —	$ —
Current liabilities	(29)	(29)	(14)	(15)
Non-current liabilities	(303)	(298)	(97)	(106)
Recognized in Accumulated other comprehensive income (loss), pre-tax:				
Net loss (gain)	(261)	167	(63)	(69)
Prior service cost (credit)	71	52	—	(1)

The accumulated benefit obligation for all defined benefit pension plans was $6.6 billion and $6.5 billion at January 3, 2026 and December 28, 2024, respectively, which included $320 million and $316 million, respectively, in accumulated benefit obligations for unfunded plans where funding is not permitted or in foreign environments where funding is not feasible.

Pension plans with accumulated benefit obligation exceeding the fair value of plan assets are as follows:

(In millions)	January 3, 2026	December 28, 2024
Accumulated benefit obligation	$ 320	$ 316
Fair value of plan assets	—	—

Pension plans with projected benefit obligation exceeding the fair value of plan assets are as follows:

(In millions)	January 3, 2026	December 28, 2024
Projected benefit obligation	$ 332	$ 327
Fair value of plan assets	—	—

Assumptions

The weighted-average assumptions we use for our pension and postretirement plans are as follows:

	Pension Benefits			Postretirement Benefits Other than Pensions		
	2025	**2024**	**2023**	**2025**	**2024**	**2023**
Net periodic benefit cost						
Discount rate	5.73%	5.19%	5.51%	5.75%	5.40%	5.70%
Expected long-term rate of return on assets	7.16%	7.16%	7.14%			
Rate of compensation increase	3.97%	3.97%	3.97%			
Benefit obligations at year-end						
Discount rate	5.60%	5.73%	5.19%	5.40%	5.75%	5.40%
Rate of compensation increase	3.96%	3.97%	3.97%			
Interest crediting rate for cash balance plans	5.25%	5.25%	5.25%			

Our assumed healthcare cost trend rate for both the medical and prescription drug cost was 6.50% in both 2025 and 2024. We expect this rate to gradually decline to 4.75% by 2032 where we assume it will remain.

Pension Assets

The expected long-term rate of return on plan assets is determined based on a variety of considerations, including the established asset allocation targets and expectations for those asset classes, historical returns of the plans' assets and other market considerations. We invest our pension assets with the objective of achieving a total rate of return over the long term that will be sufficient to fund future pension obligations and to minimize future pension contributions. We are willing to tolerate a commensurate level of risk to achieve this objective based on the funded status of the plans and the long-term nature of our pension liability. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. Where possible, investment managers are prohibited from owning our securities in the portfolios that they manage on our behalf.

For U.S. plan assets, which represent the majority of our plan assets, asset allocation target ranges are established consistent with our investment objectives, and the assets are rebalanced periodically. For Non-U.S. plan assets, allocations are based on expected cash flow needs and assessments of the local practices and markets. Our target allocation ranges are as follows:

U.S. Plan Assets			
Domestic equity securities	17%	to	33%
International equity securities	6%	to	17%
Global equities	5%	to	17%
Debt securities	27%	to	38%
Real estate	7%	to	13%
Private investment partnerships	7%	to	13%
Non-U.S. Plan Assets			
Equity securities	55%	to	75%
Debt securities	25%	to	45%
Real estate	—%	to	13%

The fair value of our pension plan assets by major category and valuation method is as follows:

(In millions)	January 3, 2026				December 28, 2024			
	Level 1	Level 2	Level 3	Not Subject to Leveling	Level 1	Level 2	Level 3	Not Subject to Leveling
Cash and equivalents	$ 254	$ 6	$ —	$ —	$ 159	$ 1	$ —	$ —
Equity securities:								
Domestic	2,969	—	—	342	3,151	—	—	307
International	1,317	—	—	349	1,028	—	—	290
Mutual funds	184	—	—	—	194	—	—	—
Debt securities:								
National, state and local governments	1,327	112	—	21	899	60	—	13
Corporate debt	83	607	—	154	46	618	—	148
Private investment partnerships	—	—	—	992	—	—	—	974
Real estate	—	—	449	393	—	—	479	405
Total	$ 6,134	$ 725	$ 449	$ 2,251	$ 5,477	$ 679	$ 479	$ 2,137

Cash and equivalents, equity securities and debt securities include commingled funds, which represent investments in funds offered to institutional investors that are similar to mutual funds in that they provide diversification by holding various equity and debt securities. Generally, the fair value of the majority of the commingled funds is determined and published by the fund's investment managers and is the basis for current transactions, therefore, they are categorized as Level 1 in the table above. Debt securities are valued based on same day actual trading prices, if available. If such prices are not available, we use a matrix pricing model with historical prices, trends and other factors.

Private investment partnerships represents interests in funds which invest in equity, debt and other financial assets. These funds are generally not publicly traded so the interests therein are valued using income and market methods that include cash flow projections and market multiples for various comparable investments. Real estate includes owned properties and limited partnership interests in real estate partnerships. Owned properties are valued using certified appraisals at least every three years that are updated at least annually by the real estate investment manager based on current market trends and other available information. These appraisals generally use the standard methods for valuing real estate, including forecasting income and identifying current transactions for comparable real estate to arrive at a fair value. Limited partnership interests in real estate partnerships are valued similarly to private investment partnerships, with the general partner using standard real estate valuation methods to value the real estate properties and securities held within their portfolios. Neither private investment nor real estate partnerships are subject to leveling within the fair value hierarchy.

The table below presents a reconciliation of the fair value measurements for owned real estate properties, which use significant unobservable inputs (Level 3):

(In millions)	2025	2024
Balance at beginning of year	$ 479	$ 508
Unrealized gains (losses), net	9	(25)
Realized gains (losses), net	(19)	16
Purchases, sales and settlements, net	(20)	(20)
Balance at end of year	$ 449	$ 479

Estimated Future Cash Flow Impact
Defined benefits under salaried plans are based on salary and years of service. Hourly plans generally provide benefits based on stated amounts for each year of service. Our funding policy is consistent with applicable laws and regulations. In 2026, we expect to contribute approximately $50 million to our pension plans. Benefit payments provided below reflect expected future employee service, as appropriate, and are expected to be paid, net of estimated participant contributions. These payments are based on the same assumptions used to measure our benefit obligation at the end of 2025. While pension benefit payments primarily will be paid out of qualified pension trusts, we will pay postretirement benefits other than pensions out of our general corporate assets. Benefit payments that we expect to pay on an undiscounted basis are as follows:

(In millions)	2026	2027	2028	2029	2030	2031-2035
Pension benefits	$ 466	$ 475	$ 484	$ 492	$ 497	$ 2,536
Postretirement benefits other than pensions	14	14	13	12	12	44

Note 15. Special Charges

Special charges by segment and type of cost (income) are as follows:

(In millions)	Severance Costs		Contract Termination and Other Costs		Asset Impairments		Other		Total
2025									
Industrial	$	—	$	—	$	—	$	(4) $	(4)
Textron Systems		5		3		—		—	8
Total special charges	$	5	$	3	$	—	$	(4) $	4
2024									
Industrial	$	37	$	32	$	3	$	— $	72
Bell		1		—		—		—	1
Textron Systems		5		—		—		—	5
Total special charges	$	43	$	32	$	3	$	— $	78
2023									
Industrial	$	21	$	—	$	87	$	— $	108
Bell		13		—		—		—	13
Textron Systems		5		—		—		—	5
Total special charges	$	39	$	—	$	87	$	— $	126

2025 Restructuring and Other Actions
In connection with the termination of certain U.S. Government development programs, we initiated restructuring actions in the second quarter of 2025 to reduce operating expenses through headcount reductions and other actions at the Textron Systems segment. As a result, we recorded special charges of $8 million, which included severance costs of $5 million and contract termination costs of $3 million. Headcount reductions totaled approximately 85 positions, representing less than 1% of our global workforce. The restructuring actions were substantially completed in the third quarter of 2025.

In the second quarter of 2025, we completed the strategic review of the Powersports product line discussed below, and on April 23, 2025, we closed on the sale of the Powersports business, including the Arctic Cat brand and its operations. Net cash proceeds from the sale were $16 million and we recorded a pre-tax gain of $4 million, which is included in special charges.

2023 Restructuring Plan
In the fourth quarter of 2023, we initiated a restructuring plan to reduce operating expenses through headcount reductions at the Industrial, Bell and Textron Systems segments. In the Industrial segment, the plan included headcount reductions at Textron Specialized Vehicles, resulting from lower demand for certain of our powersports products, and at Kautex, due to reduced demand for fuel systems from European automotive manufacturers. In the Bell and Textron Systems segments, the plan included targeted headcount reductions to improve the segments' cost structures and realign their workforces as these segments transition from legacy production contracts to more development, engineering focused contracts. In April 2024, the plan was expanded for the Bell and Textron Systems segments to include headcount reductions resulting from the cancellations of the Future Attack Reconnaissance Aircraft and Shadow programs in 2024.

In December 2024, we approved additional actions under the 2023 plan at Textron Specialized Vehicles related to an indefinite pause in production of its powersports products. During 2024, the consumer end market demand for powersports products continued to remain soft. As a result, and in conjunction with its annual operating plan process, Textron Specialized Vehicles began to pause production of powersports products as Textron's management reviewed strategic alternatives for the business.

In 2024, we recorded special charges totaling $78 million as a result of the above restructuring actions. Since inception of the 2023 plan, we have incurred $204 million in special charges including severance costs of $82 million, which included $58 million at the Industrial segment, $14 million at the Bell segment and $10 million at the Textron Systems segment; and contract termination and other costs of $32 million and asset impairment charges of $90 million at the Industrial segment. Headcount reductions since inception of the plan totaled approximately 1,800 positions, representing 5% of our global workforce. The plan was substantially completed in the first half of 2025.

In the fourth quarter of 2024 and in connection with the actions taken under the restructuring plan at Textron Specialized Vehicles, we recorded an inventory valuation charge of $38 million, which is recorded in Cost of products sold, to write down production-related powersports inventory to its net realizable value.

In 2023, as a result of the lower demand described above, we recognized asset impairment charges of $75 million at Textron Specialized Vehicles related to both fixed and intangible assets and $12 million of fixed asset impairment charges at Kautex.

Restructuring Reserve
Our restructuring reserve activity is summarized below:

(In millions)		Severance Costs		Contract Termination and Other Costs		Total
Balance at December 30, 2023	$	42	$	5	$	47
Provision for 2023 restructuring plan		49		32		81
Cash paid		(46)		(3)		(49)
Reversals		(6)		—		(6)
Foreign currency translation		(2)		—		(2)
Balance at December 28, 2024	$	37	$	34	$	71
Provision		5		3		8
Cash paid		(23)		(18)		(41)
Business disposition		(7)		(15)		(22)
Foreign currency translation		3		—		3
Balance at January 3, 2026	$	15	$	4	$	19

Note 16. Income Taxes

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns within and outside the U.S. For all of our U.S. subsidiaries, we file a consolidated federal income tax return. Income from continuing operations before income taxes is as follows:

(In millions)		2025		2024		2023
U.S.	$	903	$	739	$	905
Non-U.S.		234		204		182
Income from continuing operations before income taxes	$	1,137	$	943	$	1,087

Income tax expense is summarized as follows:

(In millions)		2025		2024		2023
Current:						
Federal	$	(7)	$	84	$	267
State		8		21		18
Non-U.S.		58		61		72
Total current		59		166		357
Deferred:						
Federal		165		(34)		(181)
State		(6)		(24)		1
Non-U.S.		(4)		10		(12)
Total deferred		155		(48)		(192)
Total income tax expense (benefit):						
Federal		158		50		86
State		2		(3)		19
Non-U.S.		54		71		60
Total income tax expense	$	214	$	118	$	165

In 2025, we adopted Accounting Standards Update 2023-09 – Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, which requires disclosure of disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. This standard has been adopted on a prospective basis and the new presentation of the U.S. Federal statutory income tax rate to our effective tax rate for 2025 is provided below.

	2025	
(Dollars in millions)	Amount	Percentage
U.S. Federal statutory income tax rate	$ 239	21.0 %
State and local income taxes, net of Federal income tax effects*	2	0.2 %
Foreign tax effects	6	0.5 %
Effect of cross-border tax laws	(2)	(0.2)%
Tax credits - research and development	(36)	(3.2)%
Non-taxable or nondeductible items:		
Share-based compensation	29	2.6 %
Other	6	0.5 %
Changes in unrecognized tax benefits:		
Audit settlement	(17)	(1.5)%
Other	3	0.3 %
Other adjustments	(16)	(1.4)%
Effective income tax rate	$ 214	18.8 %

* *State income taxes for Kansas and Texas comprise the majority (greater than 50%) of this category. In 2025, an $18 million benefit was recognized related to the enactment of a single sales factor apportionment in Kansas.*

For 2025, income tax payments, net of refunds by jurisdiction totaled $19 million for the U.S. Federal jurisdiction, $13 million for the states and $72 million for non-U.S. jurisdictions, which included $23 million, $18 million, $8 million, $6 million and $(5) million in Canada, Mexico, China, Czech Republic and Spain, respectively.

A reconciliation of the U.S. Federal statutory income tax rate to our effective income tax rate for prior years is provided below.

	2024	2023
U.S. Federal statutory income tax rate	21.0%	21.0%
Increase (decrease) resulting from:		
State income taxes, net of Federal tax benefit	(0.2)%	1.4%
Non-U.S. tax rate differential and foreign tax credits	2.1%	1.5%
Research and development tax credits	(5.4)%	(4.7)%
Uncertain tax positions release for 2012 to 2017 IRS audit	(2.9)%	—%
Foreign-derived intangible income deduction	(1.7)%	(3.2)%
Other, net	(0.4)%	(0.8)%
Effective income tax rate	12.5%	15.2%

Unrecognized Tax Benefits
Our unrecognized tax benefits represent tax positions for which reserves have been established, with unrecognized state tax benefits reflected net of applicable federal tax benefits. If our unrecognized tax benefits were recognized in future periods, they would favorably impact our effective tax rate. A reconciliation of these unrecognized tax benefits is as follows:

(In millions)	2025	2024	2023
Balance at beginning of year	$ 215	$ 222	$ 231
Additions for tax positions related to current year	19	17	16
Additions for tax positions of prior years	—	4	3
Reductions for tax positions of prior years	(1)	—	(28)
Reductions for settlements	(17)	(28)	—
Balance at end of year	$ 216	$ 215	$ 222

In November 2024, we received a Revenue Agent Report (RAR) from the Internal Revenue Service (IRS) for the tax years 2012 to 2017 that proposed adjustments related to research and development tax credits generated on amended returns filed in 2019 and 2021. We disagree with the proposed adjustments and are vigorously contesting them through the IRS's Office of Appeals and, if necessary, will continue with legal proceedings. We believe it is more likely than not that we will prevail on our refund claim for these credits and that our allowance for uncertain tax positions related to this matter is adequate. In connection with the RAR for these years, other tax positions were effectively settled, resulting in a benefit upon the reversal of $27 million of uncertain tax positions in the fourth quarter of 2024. A tax benefit of $17 million was recorded in 2025 related to the effective settlement of other uncertain tax positions.

We are currently under examination by the IRS for the tax years 2018 to 2021. In the normal course of business, we are subject to examination by tax authorities throughout the world. We are generally no longer subject to state and local income tax examinations for years before 2019 and non-U.S. income tax examinations for years before 2012.

Deferred Taxes

The significant components of our net deferred tax assets/(liabilities) are provided below:

(In millions)	January 3, 2026	December 28, 2024
Capitalized research and development expenditures	$ 459	$ 631
U.S. operating loss and tax credit carryforwards (a)	232	212
Accrued liabilities (b)	201	224
Obligation for pension and postretirement benefits	130	109
Operating lease liabilities	102	93
Non-U.S. operating loss and tax credit carryforwards (c)	82	88
Deferred compensation	70	94
Prepaid pension benefits	(721)	(562)
Property, plant and equipment, principally depreciation	(186)	(198)
Amortization of goodwill and other intangibles	(157)	(184)
Operating lease right-of-use assets	(99)	(90)
Valuation allowance on deferred tax assets	(76)	(82)
Other, net	(25)	(74)
Deferred taxes, net	$ 12	$ 261

(a) At January 3, 2026, U.S. operating loss and tax credit carryforward benefits of $184 million expire through 2045 if not utilized and $48 million may be carried forward indefinitely.
(b) Accrued liabilities include warranty reserves, self-insured liabilities and interest.
(c) At January 3, 2026, non-U.S. operating loss and tax credit carryforward benefits of $73 million may be carried forward indefinitely.

We believe earnings during the period when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not more than likely, a valuation allowance is provided.

The following table presents the breakdown of our deferred taxes:

(In millions)	January 3, 2026	December 28, 2024
Manufacturing group:		
Deferred tax assets, net of valuation allowance	$ 145	$ 394
Deferred tax liabilities	(123)	(96)
Finance group – Deferred tax liabilities	(10)	(37)
Net deferred tax asset	$ 12	$ 261

Non-U.S. income taxes have not been provided for on basis differences in certain investments, primarily as a result of unremitted earnings in foreign subsidiaries that are indefinitely reinvested. Should these earnings be distributed in the future in the form of dividends or otherwise, we would be subject to withholding and local taxes to the applicable non-U.S. jurisdictions.

Note 17. Commitments and Contingencies

We are subject to actual and threatened legal proceedings and other claims arising out of the conduct of our business, including proceedings and claims relating to commercial and financial transactions; government contracts; alleged lack of compliance with applicable laws and regulations; disputes with suppliers, production partners or other third parties; product liability; patent and trademark infringement; employment disputes; and environmental, health and safety matters. Some of these legal proceedings and claims seek damages, fines or penalties in substantial amounts or remediation of environmental contamination. As a government contractor, we are subject to audits, reviews and investigations to determine whether our operations are being conducted in accordance with applicable regulatory requirements. Under federal government procurement regulations, certain claims brought by the U.S. Government could result in our suspension or debarment from U.S. Government contracting for a period of time. On the basis of information presently available, we do not believe that existing proceedings and claims will have a material effect on our financial position or results of operations.

In the ordinary course of business, we enter into standby letter of credit agreements and surety bonds with financial institutions to meet various performance and other obligations. These outstanding letter of credit arrangements and surety bonds aggregated to approximately $380 million and $336 million at January 3, 2026 and December 28, 2024, respectively.

Environmental Remediation

As with other industrial enterprises engaged in similar businesses, we are involved in a number of remedial actions under various federal and state laws and regulations relating to the environment that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites on which hazardous wastes or materials were disposed or released. Our accrued environmental liabilities relate to installation of remediation systems, disposal costs, U.S. Environmental Protection Agency oversight costs, legal fees, and operating and maintenance costs for both currently and formerly owned or operated facilities. Circumstances that can affect the reliability and precision of the accruals include the identification of additional sites, environmental regulations, level of cleanup required, technologies available, number and financial condition of other contributors to remediation and the time period over which remediation may occur. We believe that any changes to the accruals that may result from these factors and uncertainties will not have a material effect on our financial position or results of operations.

Based upon information currently available, we estimate that our potential environmental liabilities are within the range of $45 million to $155 million. At January 3, 2026, environmental reserves of $80 million have been established to address these specific estimated liabilities. We estimate that we will likely pay our accrued environmental remediation liabilities over the next ten years and have classified $15 million as current liabilities. In 2025, 2024 and 2023, to evaluate and remediate contaminated sites, we incurred expense, net of recoveries received, of $17 million, $9 million and $8 million, respectively.

Note 18. Supplemental Cash Flow Information

Our cash payments and receipts are as follows:

(In millions)	2025	2024	2023
Interest paid:			
Manufacturing group	$ 135	$ 124	$ 110
Finance group	17	18	12
Net income taxes paid:			
Manufacturing group	92	181	338
Finance group	12	10	14

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Textron Inc.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Textron Inc. (the Company) as of January 3, 2026 and December 28, 2024, the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended January 3, 2026, and the related notes and the financial statement schedule listed in the Index at Item 8 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2026 and December 28, 2024 and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated February 11, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Estimates at Completion for Select Long Term Contracts

Description of the Matter	As described in Note 1 to the consolidated financial statements, revenues under long-term contracts with the U.S. Government are generally recognized over time using the cost-to-cost method of accounting. Under this method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the estimated costs at completion, and revenue is recorded proportionally as costs are incurred. Contract costs, which are estimated utilizing current contract specifications and expected engineering requirements, typically are incurred over a period of several years, and the estimation of these costs at completion is complex and may require substantial judgment. The Company's cost estimation process is based on professional knowledge and experience of engineers and program managers along with finance professionals. The Company updates its projections of costs quarterly or more frequently when circumstances significantly change. When adjustments are required, any changes from prior estimates are recognized using the cumulative catch-up method with the impact of the change from inception-to-date of the contract recorded in the current period and required disclosure is provided in the consolidated financial statements. Anticipated losses on performance obligations are recognized in full in the period in which losses become evident.

Auditing the Company's estimated costs at completion for select long-term contracts was complex due to the judgment involved in evaluating management's assumptions and key estimates over the duration of these long-term contracts. The estimated costs at completion for the select long-term contracts are affected by the Company's assessment of the current status of the contract, relevance of historical experience, and risks surrounding the Company's ability to achieve the technical requirements and specifications of the contract, schedule, and other cost elements of the contract, and depend on whether the Company is able to successfully retire risks surrounding such aspects of the contract.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls related to the Company's revenue recognition process, including controls over management's review of the estimated costs at completion for the select long-term contracts and related key assumptions and management's review that the data underlying the estimated costs at completion was complete and accurate.

To test the accuracy of the Company's estimated costs at completion for the select long-term contracts, our audit procedures included, among others, evaluating the key assumptions used by management to determine such estimate. This included evaluating the historical accuracy of management's estimates by comparing planned costs to actual costs incurred to date and performing sensitivity analyses over the significant assumptions to evaluate the change in revenue recognition resulting from changes in the assumptions. We also tested the completeness and accuracy of the underlying data back to source documents and contracts.

Defined Benefit Pension Obligations

Description of the Matter	As described in Note 14 to the consolidated financial statements, at January 3, 2026, the aggregate qualified defined benefit pension obligation was $6.9 billion and the fair value of pension plan assets was $9.6 billion, resulting in a net pension asset of $2.6 billion. As explained in Note 1 to the consolidated financial statements, the Company updates the estimates used to measure the defined benefit pension assets and obligations annually in the fourth quarter or more frequently upon the occurrence of certain events.

Auditing the defined benefit pension obligations was complex and required the involvement of specialists as a result of the judgmental nature of certain actuarial assumptions including the discount rate and expected return on plan assets used in the measurement process. These assumptions have a significant effect on the projected benefit obligation and net periodic benefit income.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls that address the risks of material misstatement relating to the measurement and valuation of the defined benefit pension obligation. For example, we tested controls over management's review of the defined benefit pension obligation actuarial calculations, the significant actuarial assumptions, and the data inputs provided to the actuaries.

To test the defined benefit pension obligation, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above, and the underlying data used by management and its actuaries. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension obligation from the prior year due to the change in service cost, interest cost, benefit payments, actuarial gains and losses, contributions, and plan amendments, as applicable. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments and is used to measure the defined benefit pension obligation. As part of this assessment, we compared the projected cash flows to prior year and compared the current year benefits paid to the prior year projected cash flows. We also tested the completeness and accuracy of the underlying data, including the participant data provided to the Company's actuaries. Lastly, to evaluate the expected return on plan assets, we assessed whether management's assumption is consistent with a range of returns for a portfolio of comparative investments.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1957.

Boston, Massachusetts
February 11, 2026

Schedule II — Valuation and Qualifying Accounts

(In millions)	2025	2024	2023
Allowance for credit losses on accounts receivable			
Balance at beginning of year	$ 19	$ 26	$ 24
Provision (reversal) for credit losses	(1)	(4)	7
Deductions from reserves*	(2)	(3)	(5)
Balance at end of year	$ 16	$ 19	$ 26
Allowance for credit losses on finance receivables			
Balance at beginning of year	$ 19	$ 24	$ 24
Reversal for credit losses	(1)	(14)	(18)
Charge-offs	—	(1)	—
Recoveries	1	10	18
Balance at end of year	$ 19	$ 19	$ 24
Inventory FIFO reserves			
Balance at beginning of year	$ 432	$ 390	$ 350
Charged to costs and expenses	26	57	63
Business disposition	(36)	—	—
Deductions from reserves*	(28)	(15)	(23)
Balance at end of year	$ 394	$ 432	$ 390

* *Deductions primarily include amounts written off on uncollectible accounts (less recoveries), inventory disposals, changes to prior year estimates and currency translation adjustments.*

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures
We performed an evaluation of the effectiveness of our disclosure controls and procedures as of January 3, 2026. The evaluation was performed with the participation of senior management of each business segment and key Corporate functions, under the supervision of our Chairman, President and Chief Executive Officer (CEO) and our Executive Vice President and Chief Financial Officer (CFO). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were operating and effective as of January 3, 2026.

Changes in Internal Controls Over Financial Reporting
There were no changes in our internal control over financial reporting during the fourth quarter of the fiscal year covered by this report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for Textron Inc. as such term is defined in Exchange Act Rules 13a-15(f). Our internal control structure is designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are properly executed and recorded. The internal control structure includes, among other things, established policies and procedures, an internal audit function, the selection and training of qualified personnel as well as management oversight.

With the participation of our management, we performed an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on our evaluation under the 2013 Framework, we have concluded that Textron Inc. maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026.

The independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), has audited the Consolidated Financial Statements of Textron Inc. and has issued an attestation report on Textron's internal controls over financial reporting as of January 3, 2026, as stated in its report, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Textron Inc.

Opinion on Internal Control over Financial Reporting

We have audited Textron Inc.'s internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework), (the COSO criteria). In our opinion, Textron, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheets of the Company as of January 3, 2026 and December 28, 2024, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders' Equity and Cash Flows for each of the three years in the period ended January 3, 2026, and the related notes and the financial statement schedule listed in the Index at Item 8 of the Company and our report dated February 11, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 11, 2026

Item 9B. Other Information

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K) during the quarter ended January 3, 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information appearing under "ELECTION OF DIRECTORS – Nominees for Director," "SECURITY OWNERSHIP – Delinquent Section 16(a) Reports," "CORPORATE GOVERNANCE – Board Committees – *Audit Committee*," "– Corporate Governance Guidelines and Policies," "– Code of Ethics," and "– Insider Trading Policies and Procedures," in the Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Information regarding our executive officers is contained in Part I of this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information appearing under "CORPORATE GOVERNANCE – Compensation of Directors," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS" and "EXECUTIVE COMPENSATION" in the Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing under "SECURITY OWNERSHIP" and "EXECUTIVE COMPENSATION – Equity Compensation Plan Information" in the Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information appearing under "CORPORATE GOVERNANCE – Director Independence" and "EXECUTIVE COMPENSATION – Transactions with Related Persons" in the Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

Item 14. Principal Accountant Fees and Services

The information appearing under "RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees to Independent Auditors" in the Proxy Statement for our 2026 Annual Meeting of Shareholders is incorporated by reference into this Annual Report on Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial Statements and Schedules — See Index on Page 32.

<u>Exhibits</u>

3.1A   Restated Certificate of Incorporation of Textron as filed with the Secretary of State of Delaware on April 29, 2010. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.

3.1B   Certificate of Amendment of Restated Certificate of Incorporation of Textron Inc., filed with the Secretary of State of Delaware on April 27, 2011. Incorporated by reference to Exhibit 3.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2011.

3.2A   Amended and Restated By-Laws of Textron Inc., effective February 21, 2024. Incorporated by reference to Exhibit 3.1 to Textron's Current Report on Form 8-K filed on February 23, 2024.

3.2B   Amendment No. 1 to Amended and Restated By-Laws of Textron Inc., effective October 22, 2025. Incorporated by reference to Exhibit 3.1 to Textron's Current Report on Form 8-K filed on October 22, 2025.

4.1A   Support Agreement dated as of May 25, 1994, between Textron Inc. and Textron Financial Corporation. Incorporated by reference to Exhibit 4.1 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

4.1B   Amendment to Support Agreement, dated as of December 23, 2015, by and between Textron Inc. and Textron Financial Corporation. Incorporated by reference to Exhibit 4.1B to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016.

4.2   Description of registrant's securities. Incorporated by reference to Exhibit 4.2 to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

NOTE: Instruments defining the rights of holders of certain issues of long-term debt of Textron have not been filed as exhibits because the authorized principal amount of any one of such issues does not exceed 10% of the total assets of Textron and its subsidiaries on a consolidated basis. Textron agrees to furnish a copy of each such instrument to the Commission upon request.

NOTE: Exhibits 10.1 through 10.17 below are management contracts or compensatory plans, contracts or agreements.

10.1A   Textron Inc. 2024 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1A to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

10.1B   Form of Stock-Settled Restricted Stock Unit (with Dividend Equivalents) Grant Agreement for Non-Employee Directors under the 2024 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2024.

10.1C   Form of Non-Qualified Stock Option Agreement under 2024 Long-term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2025.

10.1D   Form of Performance Share Unit Grant Agreement under 2024 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2025.

10.1E   Form of Stock-Settled Restricted Stock Unit (with Dividend Equivalents) Grant Agreement under 2024 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.3 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2025.

10.2A	Amended and Restated Textron Inc. Short-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2020.
10.2B	Amendment No. 1 to Amended and Restated Textron Inc. Short-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023.
10.3A	Textron Inc. 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2015.
10.3B	Amendment No. 1 to Textron Inc. 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023.
10.3C	Amendment No. 2 to Textron Inc. 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.3C to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.
10.3D	Form of Non-Qualified Stock Option Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 2016.
10.3E	Form of Performance Share Unit Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2020.
10.3F	Form of Stock-Settled Restricted Stock Unit (with Dividend Equivalents) Grant Agreement under 2015 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2020.
10.4	Textron Spillover Savings Plan, effective October 5, 2015. Incorporated by reference to Exhibit 10.4 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016.
10.5A	Textron Spillover Pension Plan, As Amended and Restated Effective January 3, 2010, including Appendix A (as amended and restated effective January 3, 2010), Defined Benefit Provisions of the Supplemental Benefits Plan for Textron Key Executives (As in effect before January 1, 2007). Incorporated by reference to Exhibit 10.4 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010.
10.5B	Amendments to the Textron Spillover Pension Plan, dated October 12, 2011. Incorporated by reference to Exhibit 10.5B to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
10.5C	Second Amendment to the Textron Spillover Pension Plan, dated October 7, 2013. Incorporated by reference to Exhibit 10.5C to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2013.
10.6	Deferred Income Plan for Textron Executives, Effective October 5, 2015. Incorporated by reference to Exhibit 10.6 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2016.
10.7A	Deferred Income Plan for Non-Employee Directors, As Amended and Restated Effective January 1, 2009, including Appendix A, Prior Plan Provisions (As in effect before January 1, 2008). Incorporated by reference to Exhibit 10.9 to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.
10.7B	Amendment No. 1 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009, dated as of November 6, 2012. Incorporated by reference to Exhibit 10.8B to Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2012.
10.7C	Amendment No. 2 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2017.

10.7D	Amendment No. 3 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2018.
10.7E	Amendment No. 4 to Deferred Income Plan for Non-Employee Directors, as Amended and Restated Effective January 1, 2009. Incorporated by reference to Exhibit 10.7E to Textron's Annual Report on Form 10-K for the fiscal year ended January 4, 2020.
10.8A	Severance Plan for Textron Key Executives, As Amended and Restated Effective January 1, 2010. Incorporated by reference to Exhibit 10.10 to Textron's Annual Report on Form 10-K for the fiscal year ended January 2, 2010.
10.8B	First Amendment to the Severance Plan for Textron Key Executives, dated October 26, 2010. Incorporated by reference to Exhibit 10.10B to Textron's Annual Report on Form 10-K for the fiscal year ended January 1, 2011.
10.8C	Second Amendment to the Severance Plan for Textron Key Executives, dated March 24, 2014. Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2014.
10.9	Form of Indemnity Agreement between Textron and its executive officers. Incorporated by reference to Exhibit 10.9 to Textron's Annual Report on Form 10-K for the fiscal year ended December 30, 2017
10.10	Form of Indemnity Agreement between Textron and its non-employee directors (approved by the Nominating and Corporate Governance Committee of the Board of Directors on July 21, 2009 and entered into with all non-employee directors, effective as of August 1, 2009 or as of such later date as the director joined the Board). Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009.
10.11	Letter Agreement between Textron and Lisa Atherton, dated October 22, 2025. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed on October 22, 2025.
10.12A	Letter Agreement between Textron and Scott C. Donnelly, dated June 26, 2008. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008.
10.12B	Amendment to Letter Agreement between Textron and Scott C. Donnelly, dated December 16, 2008, together with Addendum No.1 thereto, dated December 23, 2008. Incorporated by reference to Exhibit 10.15B to Textron's Annual Report on Form 10-K for the fiscal year ended January 3, 2009.
10.12C	Amended and Restated Hangar License and Services Agreement, made and entered into as of October 1, 2015, between Textron Inc. and Mr. Donnelly's limited liability company. Incorporated by reference to Exhibit 10.2 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2015.
10.12D	Aircraft Dry Lease Agreement, made and entered into as of December 18, 2018, between Mr. Donnelly's limited liability company and Textron Inc. Incorporated by reference to Exhibit 10.11D to Textron's Annual Report on Form 10-K for the fiscal year ended December 29, 2018.
10.13	Letter Agreement between Textron and David Rosenberg, dated October 23, 2024.
10.14	Letter Agreement between Textron and Julie G. Duffy, dated July 27, 2017. Incorporated by reference to Exhibit 10.1 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.
10.15A	Letter Agreement between Textron and E. Robert Lupone, dated December 22, 2011. Incorporated by reference to Exhibit 10.17 to Textron's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

10.15B	Amendment to letter agreement between Textron and E. Robert Lupone, dated July 27, 2012. Incorporated by reference to Exhibit 10.5 to Textron's Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2012.
10.16	Director Compensation. Incorporated by reference to Exhibit 10.16 to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.
10.17	Credit Agreement, dated as of October 16, 2025, among Textron Inc., the Lenders listed therein, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A. and Citibank, N.A., as Syndication Agents, and MUFG Bank, Ltd., as Documentation Agent. Incorporated by reference to Exhibit 10.1 to Textron's Current Report on Form 8-K filed on October 17, 2025.
19	Policy on Trading in Textron Securities. Incorporated by reference to Exhibit 19 to Textron's Annual Report on Form 10-K for the fiscal year ended December 28, 2024.
21	Certain subsidiaries of Textron. Other subsidiaries, which considered in the aggregate do not constitute a significant subsidiary, are omitted from such list.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of attorney.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Textron Inc. Recovery Policy. Incorporated by reference to Exhibit 97 to Textron's Annual Report on Form 10-K for the fiscal year ended December 30, 2023.
101	The following materials from Textron Inc.'s Annual Report on Form 10-K for the year ended January 3, 2026, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Operations, (ii) the Consolidated Statements of Comprehensive Income (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) Schedule II – Valuation and Qualifying Accounts.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Item 16. Form 10-K Summary

Not applicable.

Signatures

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 11th day of February 2026.

TEXTRON INC.
Registrant

By: /s/ David Rosenberg

David Rosenberg
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on this 11th day of February 2026 by the following persons on behalf of the registrant and in the capacities indicated:

Name	Title
/s/ Lisa M. Atherton Lisa M. Atherton	President and Chief Executive Officer (principal executive officer)
* Scott C. Donnelly	Executive Chairman
* Richard F. Ambrose	Director
* Kathleen M. Bader	Director
* R. Kerry Clark	Director
* Michael X. Garrett	Director
* Deborah Lee James	Director
* Thomas A. Kennedy	Director
* Rob Mionis	Director
* Lionel L. Nowell III	Director
* Maria T. Zuber	Director
/s/ David Rosenberg David Rosenberg	Executive Vice President and Chief Financial Officer (principal financial officer)
/s/ Mark S. Bamford Mark S. Bamford	Vice President and Corporate Controller (principal accounting officer)

*By: /s/ E. Robert Lupone

E. Robert Lupone, Attorney-in-fact

NOTES

NOTES

NOTES

NOTES

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Textron Inc.
40 Westminster Street
Providence, RI 02903
(401) 421-2800
www.textron.com

ANNUAL MEETING
Textron's annual meeting of shareholders will be held
on Wednesday, April 29, 2026, at 11 a.m. EDT, virtually at
www.virtualshareholdermeeting.com/TXT2026.

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT
For shareholder services such as change of address,
lost certificates or dividend checks, change in registered
ownership or the Dividend Reinvestment Plan, write
or call:

Equiniti Trust Company
Attn: Shareholder Relations Fifth Third Bank
1110 Centre Ponte Curve
Mendota Heights, MN 55120
phone: (800) 937-5449
email: HelpAST@equiniti.com

STOCK EXCHANGE INFORMATION
(Symbol: TXT)

Textron common stock is listed on the New York
Stock Exchange.

INVESTOR RELATIONS
Textron Inc.
Investor Relations
40 Westminster Street
Providence, RI 02903
Email address: irdepartment@textron.com

Investor Relations phone line:
(401) 457-2288

News media phone line:
(401) 457-2362

For more information, visit our website at
www.textron.com.

COMPANY PUBLICATIONS AND GENERAL INFORMATION
To receive a copy of Textron's Forms 10-K and 10-Q,
Proxy Statement or Annual Report without charge,
visit our website at www.textron.com or send a written
request to Textron Investor Relations at the street or
email address listed above. For the most recent company
news and earnings press releases, visit our website at
www.textron.com.

Textron is an Equal Opportunity Employer.

TEXTRON BOARD OF DIRECTORS
To contact the Textron Board of Directors or to
report concerns or complaints about accounting,
internal accounting controls or auditing matters,
you may write to Board of Directors, Textron Inc.,
40 Westminster Street, Providence, RI 02903;
call (866) 698-6655; or send an email to
textrondirectors@textron.com.

Textron provides a multimedia interactive version of the Annual Report in the Investor Resources section of its website
at www.textron.com.

www.textron.com